Annual Report
December 31, 2000



The Managers Funds

Income Equity Fund
Capital Appreciation Fund
Small Company Fund
Special Equity Fund
International Equity Fund
Emerging Markets Equity Fund
Bond Fund
Global Bond Fund
Short and Intermediate Bond Fund

We pick the talent.
You reap the results.

Table of Contents

Founded in 1983, The Managers Funds offers individual and institutional investors the experience and discipline of some of the world's most highly regarded investment professionals.

Letter to Shareholders

Dear Fellow Shareholder:

   The final year of the second millennium was harrowing for many investors as the incredible bull market in technology and communications stocks came to an end. Despite the rise of a majority of stocks in the index, the S&P 500 recorded its first calendar year negative return since 1990. In addition, the NASDAQ composite index, which represents the performance of a broad array of stocks that are traded over-the-counter and includes a significant amount of "new economy" companies, fell 50% from its peak in March, and finished the year with a return of –39%. That is the worst calendar-year performance for a major U.S. stock index since the great depression. The reason for this turn wasn't simply that stock prices had gotten too high, although that clearly was the case in some sectors, or that investors had decided to take profits. The reason was that the so-called "goldilocks economy" had started to show some gray hair. The virtuous cycle derived by low inflation, high employment, extended economic expansion, strong corporate earnings driven by structural and technological improvements, and low interest rates slowed during the year, causing investors to worry that the cycle might actually reverse. While the Federal Reserve Board tried to cool the surging economy early in the year with two additional interest rate hikes, sharply rising energy prices had an even greater effect. In addition, it became evident as the year progressed that many fledgling internet companies would run out of operating cash long before they would be able to grow into profitability. Because the capital markets were no longer willing to donate to the internet cause, the dot.com fallout commenced. The weakness spread across the entire technology and communications sectors, even affecting the large, mature companies.

   In hindsight one could say that the stock market was late in recognizing the weakness while the bond market correctly anticipated the slowdown. Although short-term interest rates rose during the period, largely due to the Fed's increases, medium and longer-term rates dropped significantly. Thus, by mid-year, the Treasury yield curve had moved to an inverted shape, which clearly anticipates an economic slowdown. In addition, Treasury securities generally outperformed most other bonds. This was due both to a reduction in the supply of Treasury securities as a result of government buybacks and heightened worries about the credit health of corporations. Prices for Treasury bonds rallied with a flight to quality and liquidity while interest yields on high quality short-term securities also rose.

   In addition to bonds, investors also fled to so-called "old-economy" stocks, such as utility companies, which finally showed some benefits of deregulation, energy companies, who's earnings improved with the rise in oil and gas prices, pharmaceutical companies which are less sensitive to the economic cycle than they are to the success of their research, and financial companies which typically do well when interest rates are falling. International markets behaved similarly. Technology and telecommunications shares sold off sharply while many other sectors moved higher. Until late in the year, most foreign currencies, and most notably the euro, fell versus the U.S. Dollar. Thus, for U.S. investors, foreign markets offered little shelter.

   In this environment the performance of The Managers Funds' portfolios was consistent with our expectations. Those portfolios which had previously benefited from soaring technology stock prices moved lower during the year while the portfolio managers who had avoided the lofty prices and maintained their discipline for investing in undervalued shares rebounded after a somewhat long drought. Our domestic bond funds also rose in value. From a longer term perspective we are quite proud of the returns that our funds have provided investors and confident that they will continue to meet or exceed our expectations going forward. A more detailed review of each Fund's performance is provided within this report along with a portfolio listing and financial statements for each of the Funds included in this report.

   We are also pleased to note that The Managers Funds continued to expand and improve during the year 2000. In June we launched a brand new fund, Managers Small Company Fund, which utilizes the talents and experience of two investment managers with complementary investment philosophies. In August, The Managers Funds took over management and administrative responsibility for three existing mutual funds. Please see the following page for the performance results of all of our funds. We are also pleased to point out that as the Fund family expands we have expanded and improved the information available to investors via our internet website, www.managersfunds.com. In addition to being able to view current and historical net asset values per share, distributions and quarterly fact sheets, investors are now able to get details about their specific accounts and even perform certain transactions via the website. As always, we post any news or other pertinent information about the Funds as soon as applicable.

   Should you have any questions about this report, please feel free to contact us at 1-800-835-3879, or visit the website at www.managersfunds.com. We thank you for your investment in The Managers Funds.

Sincerely,



Peter M. Lebovitz
President & CEO
The Managers Funds LLC



Thomas G. Hoffman, CFA
Director of Research
The Managers Funds LLC

THE MANAGERS FUNDS

The Managers Funds Performance (unaudited)

All periods ended December 31, 2000

	Average Annual Total Returns (a)						
					Since	Inception	Morningstar
Equity Funds:	**1 Year**	**3 Years**	**5 Years**	**10 Years**	**Inception**	**Date**	**Rating (b)**
Income Equity	9.80%	8.51%	13.73%	15.26%	14.16%	Oct. '84	☆☆☆
Capital Appreciation	(22.20)%	35.45%	26.07%	21.79%	18.71%	Jun. '84	☆☆☆☆☆
Small Company (c)	-	-	-	-	(7.10)%	Jun. '00	N/A
Special Equity	(2.56)%	14.59%	18.49%	20.13%	16.66%	Jun. '84	☆☆☆☆
International Equity	(8.46)%	9.52%	10.42%	12.73%	13.10%	Dec. '85	☆☆☆☆
Emerging Markets Equity	(26.69)%	-	-	-	2.65%	Feb. '98	N/A
U.S. Stock Market Plus	(11.75)%	10.43%	17.25%	-	17.24%	Jun. '92	☆☆☆☆
Income Funds:							
Bond	9.44%	5.43%	6.32%	8.99%	10.23%	Jun. '84	☆☆☆
Global Bond	(1.62)%	1.84%	2.01%	-	3.90%	Mar. '94	☆
Intermediate Duration Government	9.61%	5.71%	6.23%	-	7.61%	Mar. '92	☆☆☆☆
Short & Intermediate Bond	7.40%	4.95%	4.98%	6.30%	7.77%	Jun. '84	☆☆☆☆
Short Duration Government	4.95%	4.61%	5.28%	-	5.26%	Mar. '92	☆☆☆☆☆
Money Market	6.13%	5.42%	5.42%	4.66%	5.84%	Jun. '84	N/A

Past performance is not a guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be more or less than the original cost. An investment in the Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. Additional risks are associated with investing in international and emerging markets, and such securities may be considered speculative. There are also risks associated with investing in small-cap companies, such as increased volatility. For a Prospectus including fees and expenses, please visit our website at www.managersfunds.com, or call The Managers Funds at (800) 835-3879 or your investment adviser. Read the prospectus carefully before you invest. The Managers Funds are distributed by Managers Distributors, Inc., a NASD member.

(a) Total return equals income yield plus share price change and assumes reinvestment of all dividends and capital gain distributions. Returns are net of fees and may reflect offsets of Fund expenses as described in the prospectus. No adjustment has been made for taxes payable by shareholders on their reinvested dividends and capital gain distributions. Returns for periods greater than one year are annualized. One year total returns are based on the calendar year.

(b) Morningstar proprietary ratings reflect historical risk-adjusted performance as of 12/31/00 and are subject to change every month. The ratings are calculated from the Funds' three-, five- and ten-year average annual returns (if applicable) in excess of 90-day Treasury bill returns with appropriate fee adjustments, and a risk factor that reflects fund performance below 90-day Treasury bill returns. For the three-, five- and ten-year periods, respectively, each of the Equity Funds rated, other than the International Equity Fund, was rated against 4,164, 2,542 and 824 equity funds, the International Equity Fund was rated against 1,281, 773 and 154 international equity funds, and each of the Income Funds was rated against 1,769, 1,309 and 398 taxable fixed-income funds. The top ten percent of the funds in an investment class receive five stars, the next 22.5% receive four stars, the next 35% receive three stars, the next 22.5% receive two stars and the bottom 10% receive one star.

(c) Small Company's return is since inception (June 19, 2000) and is not annualized.

Managers Income Equity Fund

Managers Income Equity Fund ("Income Equity") is an income-oriented stock fund managed by The Managers Funds LLC ("TMF") since its inception in 1984. TMF currently utilizes two independent sub-advisors who each manage approximately half of the total portfolio: Harold Ofstie of Chartwell Investment Partners, L.P. ("Chartwell"), hired in September 1997, and a team led by Jeffrey Shaw of Armstrong Shaw Associates Inc. ("Armstrong Shaw") hired in March 2000.

The Portfolio Managers

Harold Ofstie and the investment management team at Chartwell are value-oriented investors who use relative dividend yields, price/earnings ratios and price/cash flow ratios of stocks to help identify issues that are undervalued by the market. They seek to obtain excess returns from the dividend income stream of the portfolio, the appreciation of stocks from depressed levels and appreciation of stocks due to growth in earnings. Because the income stream provides a positive return, and the level of the dividend provides somewhat of a floor for the price of each stock, the returns from this type of strategy are intended to be less volatile than the market in general.

Harold's process is such that he only considers stocks that are yielding more than the average dividend yield of the S&P 500. In the case of stocks in the technology industry which tend not to pay meaningful dividends, he will consider stocks without a yield if they appear undervalued based on other criteria such as price/earnings and price/cash flow ratios. He and a team of analysts and portfolio managers at Chartwell then analyze the list of potential holdings in search of strong balance sheets, ample cash flows and valuation characteristics which are customized for each industry group, in order to find the most statistically attractive securities. Fundamental investigation of the candidates seeks to confirm the statistical findings and uncover catalysts within each company or the environment that could potentially improve the earnings and/or stock valuation in the near future. Catalysts can be in the form of a new product or technology, an acquisition, divestiture or restructuring, significant management changes, or outside forces such as industry events, regulatory revisions or changes in demand. Harold is not a pure contrarian manager likely to initiate a position just because it is cheap. Instead he will utilize relative strength and earnings revision models to confirm the efficacy of the catalysts and help optimize the timing of purchases. Harold's portfolios consist of 40 to 50 securities with the restriction that no sector will have a weighting of more than two and a half times the weighting of the S&P 500. Each position has a pre-determined 12-month price target. Stocks are sold when the price targets are met, if fundamentals deteriorate, or if the prices rise to a level at which the dividend yield is below that of the S&P 500. Additionally, stocks may be sold simply to make room for new purchases with better potential.

In mid-March of 2000, TMF hired Jeff Shaw of Armstrong Shaw to replace the management team from Scudder Kemper Investments as sub-advisor for a portion of the Fund's assets. Jeff and the investment management team at Armstrong Shaw take a disciplined absolute value approach to investing in the equity market. Their goal is to purchase companies that are selling at a substantial discount to intrinsic value. Shaw defines intrinsic value as an estimate of what a company would be worth if it were sold as a continuing operation to a knowledgeable buyer. This approach permits price appreciation, if the stock grows into its intrinsic value, while limiting the risk of significant price depreciation.

Shaw begins by screening the universe of domestic stocks for those with market caps more than $1 billion, P/E ratios below the market average, EPS growth better than 10% and return on equity better than 15%. Shaw might also search for certain events or special situations such as restructurings, industry events, or legislative changes. After narrowing the universe to about 200 mid- and large-cap names, the investment team analyzes the companies by speaking with management, suppliers and customers and examining financial statements. Qualitatively, Shaw prefers companies with discernable business franchises and a management team with a successful track record. The importance of a strong business model and management team in Shaw's approach cannot be overemphasized. Unlike a deep value manager where price is the main concern, Shaw is willing to pay a bit more for a company with a strong business plan as long as the price is still below what he estimates as the intrinsic value. Quantitatively, the team compares the stock prices to cash flows, EPS, sales, etc. Shaw will estimate the stock's intrinsic value and purchase stocks only when they are selling for less than 70% of the estimated intrinsic value.

This results in a portfolio of 30-40 of the best ideas. Another 100 or so remain on a watch list for future consideration. Shaw sets target prices on these stocks that reflect his expectation of 30-50% price appreciation over the next 2-3 years. Thus, turnover tends to be low. The portfolio's performance is driven by each stock's appreciation toward its intrinsic value along with rising intrinsic value in response to improved business or industry outlooks. Armstrong Shaw will sell a position when a price target is reached, the company's fundamentals deteriorate, or if it reports below-expectation financial results. Additionally, a drop in price of 20% from average cost triggers an automatic review process for potential sale.

The Year in Review

During 2000, the Fund provided a total return of 9.8% compared with a full-year return of –9.1% for the S&P 500. The year 2000 was the tenth consecutive year that the Fund provided a positive total return.

While the stock market was extremely volatile throughout the year, much of the volatility was concentrated in the technology and telecommunications sectors. This was similar to the past few years except for the fact that in 2000, the technology and telecommunications sectors lost significant value. In fact, excluding these two sectors, which have grown to become relatively large portions of the index, the S&P 500 would have risen nearly 8% for the year. The Fund's positive results can be attributed

primarily to the managers' discipline in reducing and/or avoiding these stocks as expectations drove their valuations to extremely high levels. There were very few contributors from these sectors. Corning, one of the Fund's largest holdings at the start of the year and one of the stocks we highlighted in last year's annual report, rose more than 50% before being liquidated in late March. Of the ten telecommunications positions that the Fund held at the beginning of the year, only one, SBC Communications, remained in the portfolio as of year-end. Heavy competition, overproduction and slowing demand all contributed to disappointing earnings reports and falling stock prices. The Fund did not avoid this disaster completely, as WorldCom, one of the Fund's top holdings in the third quarter, continued to disappoint, and was liquidated early in the fourth quarter.

Much of Income Equity's outperformance occurred from August through the end of the year, from classic old economy companies. Approximately one quarter of the Fund's assets were invested in financial companies, which rallied sharply in September and throughout the fourth quarter. Falling interest rates, steady profits, continued consolidation and investors searching for value all contributed to the rise in prices. Modest weightings in energy and utilities companies were quite profitable throughout the year. Although the Fund only had a relatively small 8% position in health care companies at the beginning of the fourth quarter, the investments, which are almost exclusively in well-known pharmaceutical companies such as American Home Products, Bristol-Myers Squibb and Schering-Plough performed extremely well. Finally, the portfolio's stake in industrial manufacturers, which grew to almost 16% of the portfolio by year-end, contributed significantly and far exceeded the performance of the industrial sector within the index.

Looking Forward

Income Equity remains heavily invested in financial companies, which, the managers believe, will continue to thrive in a slowing economy with expected falling interest rates. Selected investments in energy, utilities, materials and health care diversify the portfolio while industrial manufacturers and consumer discretionary producers remain heavily emphasized within the portfolio. We asked each manager to summarize the reasoning for his current portfolio as we progress into 2001 – the new millennium.

With respect to the portion of the portfolio managed by Chartwell, Hal Ofstie made the following comments: *A value manager can be characterized as investing either 1) in neglected industry leaders whose absolute valuation warrants long-term capital appreciation or 2) in deeply cyclical stocks trading at extreme multiples, questionable near-term fundamentals, and explosive upside potential. Currently our portfolio is strategically focused on the former, leading us to concentrate on high-quality companies with steady earnings, high return on capital (ROC), and low capital spending requirements. The portfolio is geared this way because the market at large is focused on two things: interest rates and earnings. Interest rates are clearly headed down, perhaps as much as 150 bps. This leads to the potential for multiple expansion in companies with clear earnings prospects such as Freddie Mac, McGraw Hill, and American Home Products. These companies all have tremendous managements, secular growth prospects, strong returns on capital, yet all trade at very reasonable multiples and high dividend yields. Paired with falling interest rates, however, are weak earnings prospects based on a slowdown in corporate capital spending, higher energy costs and reduced consumer confidence. Much like 1998, a premium will likely be paid in early 2001 for those companies that are trading at low valuation levels, yet have reliable earnings. Baxter and Household International both share these traits and are expected to appreciate over the course of the year.*

While the larger weights in the portfolio are clearly focused on quality, we are positioning ourselves for what we expect to be an economic recovery in the latter half of the year. Typically interest rate cuts have a 6-9 month lag on economic statistics and earnings, which indicates that the 3rd and 4th quarter of the year could be very good. Lower oil and natural gas prices, as well as a weaker US currency should also ease economic pressures. Because of this we have initiated positions in more economically sensitive stocks that could respond explosively to a better economic conditions. The portfolio is not currently biased in this direction, but we expect to shift our focus at some point in the first half of the year to companies such as Black & Decker and the Limited, which have explosive leverage should consumer spending recover. We are also establishing positions in select beaten down technology stocks such as LSI Logic and Flextronics. While FLEX has recovered significantly from its bottom (we initiated our position at $28), LSI is still at the absolute bottom of its valuation range. Throughout the portfolio, even in the portion with currently suspect earnings, we have focused on companies that show capital discipline and superior long term returns, which we feel will lead to outperformance over a full investment cycle.

With respect to the portion of the portfolio managed by Armstrong Shaw, Jeff Shaw made the following comments: *Our portfolios are constructed one stock at a time, following our bottom-up investment process. When we view the total portfolio we can see that under-valuation is concentrated in certain sectors. Currently our portfolio is over-weighted in the consumer discretionary, industrials, and energy sectors, while it is under-weighted in consumer staples, technology, telecommunications, health care and utilities sectors.*

By way of review, Armstrong Shaw Associates has an absolute value philosophy, and invests in equities where a rigid cash flow or asset value analysis determines that they are selling at a substantial discount to their intrinsic value. A good current example of this is Whirlpool, a worldwide manufacturer of appliances with a particular emphasis on home laundry and

refrigeration products. The company also makes and sells cooking appliances, dishwashers, air conditioning equipment and a variety of other small household appliances. Products in North America are sold under the Whirlpool, Kitchen Aid and Roper brand names as well as most of the Kenmore line for Sears. The company's home laundry products have the highest market shares in North America.

The stock's poor performance in 2000 is related to two recent developments that we believe are significant but transitory. The strong position Whirlpool has by selling under three or four well known brands has allowed for margins in North America to reach 11.8% of sales, with sales per employee exceeding $225,000. In addition, fifty percent of North American employees are union employees who receive bonus checks for productivity improvements rather than the more typical indexed cost of living adjustments. This has already resulted in improved efficiency and there is a good chance of continuing margin expansion. Further upside to earnings exist if the company can continue to improve on their position in Europe (where margins trail those in North America by 400 basis points) and strengthen the business in Latin America.

At $47.69 the company trades at approximately 8.6x earnings, 4.0x cash flow, 34% of sales ($141 in sales per share) and 4.7x enterprise value to EBITDA. The valuation appears totally out of sync for a company that has such strong brands. Whirlpool has not traded at these levels since 1991, a recession year. Historically, the company has been priced on average between 14.4x and 22.4x earnings (with a low of 8.1x in 1991) and 6.1x and 9.4x cash flow. A price target based on the average low of price/cash flow, price/sales and price/earnings is in excess of $67. A valuation based on five times EBITDA less debt is $59. Finally, it is very rare to find a company of this caliber trading at a 12.7% free cash flow yield.

Cumulative Total Return Performance

Income Equity's cumulative total return is based on the daily change in net asset value (NAV), and assumes that all dividends and distributions were reinvested. The S&P 500 Index is an unmanaged capitalization weighted index of 500 commonly traded stocks designed to measure performance of the broad domestic economy though changes in the aggregate market value of those stocks. The Index assumes reinvestment of dividends. This chart compares a hypothetical $10,000 investment made in Income Equity on December 31, 1990, to a $10,000 investment made in the S&P 500 for the same time period. Past performance is not indicative of future results.



Average Annualized Total Returns			
	One Year	Five Years	Ten Years
Income Equity	9.80%	13.73%	15.26%
S&P 500	-9.10%	18.33%	17.46%

The tables on page 34 display a full breakdown of the sector allocation of the Fund as well as the top ten positions as of December 31, 2000.

Managers Capital Appreciation Fund

Managers Capital Appreciation Fund ("Capital Appreciation") is a growth-oriented stock fund managed by TMF since its inception in 1984. TMF currently utilizes two independent sub-advisors who each manage approximately half of the total portfolio. Kevin Riley of Roxbury Capital Management, LLC ("Roxbury"), was hired in October 1998, and Joseph McNay of Essex Investment Management Company, LLC ("Essex"), has served as sub-advisor since March 1997.

The Portfolio Managers

Roxbury's investment philosophy leads it to focus on companies with strong competitive positions, which are leaders in their respective industries and are oriented toward maximizing shareholder value. The key ingredient for inclusion in the portfolio is sustainable growth in earnings and cash flow. Thus, the portfolio will tend to be heavily weighted in companies which have not only demonstrated earnings and cash flow growth in the recent past, but which can be expected to maintain or increase their growth rate into the foreseeable future. While valuation is, in the final analysis, important, growth and quality parameters must first be recognized.

Roxbury uses quantitative screens to identify companies with strong earnings growth, high returns on invested capital, healthy balance sheets and positive cash flow. The team of analysts and portfolio managers at Roxbury perform fundamental analysis on companies which appear attractive based on the screens. This entails visiting with companies' managements, speaking with competitors and clients of the companies, analyzing the current and future market trends where they relate to the businesses and doing an in-depth analysis of the companies' financial statements. The goal of the fundamental analysis is to determine whether or not each company's earnings and cash flow growth is sustainable into the future. Will the market support the company's growth? Does the company have the appropriate physical and financial resources? Does the management have a viable business plan and the ability to execute it? What are the competitors doing? Particular attention is paid toward businesses with high returns on capital because these businesses tend to generate significant free cash flow and offer a high likelihood of sustainability. Analysis of these issues enables the investment team at Roxbury to estimate the earnings and cash flow potential of each company.

With these estimates, portfolio manager Kevin Riley, constructs a portfolio of between 35 and 40 stocks which have the most potential relative to their valuation. While sector and industry concentration are mostly a result of the individual stocks selected, Kevin manages the risk of the portfolio by diversifying across industries and investing in companies which are in different phases of their business cycle.

Typically, most of Roxbury's portfolio will be invested in large capitalization "blue chip" companies with predictable businesses and sustainable earnings and cash flow growth. An additional positive characteristic of these companies is that they are typically the most liquid of stocks. Up to 20% of the portfolio may be invested in medium capitalization companies that have a strong niche or franchise and offer superior long-term growth potential. In addition, another portion of the portfolio may be invested in companies that have an unusually strong reward/risk relationship due to some special circumstances such as corporate restructuring. Roxbury expects to earn most of its investment return through the capital appreciation of its holdings as a result of growth in company earnings.

Kevin generally will sell a position if and when the price exceeds his expectations given his estimate of the company's sustainable earnings growth rate. He may also sell stocks in order to invest in other companies with superior potential. Most importantly, Kevin will sell a stock if Roxbury's ongoing fundamental analysis determines that the quality or outlook of the company is deteriorating in any way.

At Essex, Joe McNay's investment philosophy is similar to Roxbury's in that he focuses on the principle that a company's earnings growth and profitability will drive its future price performance. He is thus determined to identify companies which have accelerating, sustainable earnings growth and the potential for superior revenue growth and margin expansion. Ideally, Joe searches for companies which have a dominant product or service and a strong management team. Although he is not a "value" manager, Joe is value conscious, and seeks investments that he considers to be under-owned or attractively priced relative to his growth projections. Companies that meet all these criteria are defined as "franchise opportunities."

The research and portfolio management team at Essex generates ideas by visiting companies, attending conferences and trade shows, as well as through database screening. Then they develop earnings models and projections, evaluate balance sheet strengths and weaknesses, and speak with company managements.

Upon initiating a position, Essex applies risk controls to limit negative effects. These consist of price targets, individual position limits of 5% of the portfolio, and a maximum industry exposure limit of 20% of the portfolio. Companies are sold when Essex perceives a loss of proprietary or dominant position, an earnings disappointment, excess value versus forecasted growth, or if there is a better opportunity elsewhere.

The result is that Essex's portfolio is comprised of a blend of large multinationals with dynamic medium to large industry leaders. The portfolio's market cap ranges from $1 billion to $100 billion with 50 to 60 companies that display sustainable, high quality earnings growth at reasonable valuations.

The Year in Review

The Fund returned –22.2% during 2000 while the S&P 500 returned –9.9%. The Fund's poor performance in 2000 was a

result of many of the same factors that contributed to its exceptional performance during the previous two years – mainly its focus on technology, media and telecommunications companies. As we noted in last year's annual report, *"The ever present risk to many of these securities is that they are very highly valued relative to their current or historical earnings. Our portfolio managers are anticipating significant growth in revenue, earnings and/or cash flow over the next several years. If the company managements can successfully execute their business strategies, these holdings should justify the current valuations and continue to appreciate. If the companies fall short of these expectations the stock prices will fall dramatically. As we proceed and expectations change, these stocks' prices will be very volatile."* In very simple terms, the companies indeed fell short of expectations, and thus the prices of the stocks fell dramatically.

Although we are extremely disappointed in the Fund's performance for the year, and we can identify some particularly poor decisions which detracted from the returns, we understand that negative returns are a natural and expected occasional result of taking investment risk, which in-turn is a necessary part of the investment process with which this Fund invests.   It is easy with hindsight to identify the factors and timing of a sector or market peak. It is also fairly simple to recognize a stock that is over valued by traditional parameters. While avoiding those types of stocks may have prevented the poor performance in 2000, it would also have prevented the exceptional performance of the previous two years. For the three-year period, the Fund is well ahead by having taken these risks.

While a cursory analysis would suggest that most of the Fund's underperformance was the result of a large allocation to technology companies, a deeper look reveals that throughout most of the year the managers again did a reasonably good job of selecting and liquidating individual positions within the technology sector. This was particularly evident in the first quarter when tech stocks peaked. The Fund's underperformance was primarily the result of two important decisions made during the first quarter.   First, one of the managers decided to sell most of his portfolio's healthcare positions, which mostly consisted of large pharmaceutical companies. His reasoning was that he was concerned with the scarcity of potential new drugs currently being developed by these companies and with the adverse effects of political rhetoric on drug companies that is possible during a presidential election year. While these seem to be reasonable concerns, the strategy backfired in 2000 as pharmaceuticals were among the best performing industry groups during the year.

Second, the manager's decision to aggressively purchase telecommunications companies was poorly timed. The thesis was the recognition that demand for bandwidth and wireless service as a result of internet and cellular phone proliferation, respectively, would drive growth in the dominant communications companies for the foreseeable future. The miscalculation was in underestimating the amount of capital expenditure and fierce competition within the industry. Although the Fund actually outperformed through the first three quarters of the year, primarily as a result of profitable technology and biotechnology holdings, the opportunity lost by swapping telecoms for pharmaceuticals early in the year was significant.

During the fourth quarter almost every stock in the portfolio lost value, and the Fund's tech and telecom issues were particularly hard hit. Expectations about the future profitability of many "new economy" companies were drastically altered and there were very few places to hide for fully invested, growth oriented investors. The managers took the opportunity to do a fair amount of portfolio restructuring with an eye toward 2001 and beyond.

Looking Forward

Compared with last year, the Fund is currently more diversified from a sector perspective, with investments in industrial manufacturers, utilities, consumer staples, and financial companies where there were limited investments before. This is partially a result of fewer compelling companies to choose from within the technology sector, and also a rational approach to managing in a more uncertain environment. We asked each manager to summarize the reasoning for his current portfolio as we progress into 2001.

With respect to the portion of the portfolio managed by Essex, Joe McNay made the following comments: *What started in March of 2000 as a severe valuation correction in the NASDAQ accelerated during the fourth quarter as the underlying fundamentals of America's high growth industries (communications, networking, telecom) were called into question. The first phase of this correction in the Spring of 2000 was not surprising to us at Essex. Relative valuations within the NASDAQ have been high since 1997 and attempting to guess what potential catalyst could correct this have left many growth investors on the sidelines or with severely lagging performance. Philosophically, we continued through this period of the early and late 90's focused on America's growth industries, communications, software, networking, medical devices and pharmaceuticals. This focus lead to a decade of superior returns for our clients. However, throughout that period, there were intermittent periods of valuation and market adjustments which caused a momentary lag in our performance including 1994, 1996 and now the year 2000.*

While the valuation correction came as no surprise, the real shock to our investment thesis was the dramatic deceleration in the U.S. economy and business sentiment in the early fall. Hardest hit during the fourth quarter were those companies within the communication segment including semiconductors and equipment, enterprise software, storage and networking; all areas of emphasis with Essex's portfolios. Companies such as PMC Sierra, JDS Uniphase and EMC began the fourth quarter with excellent business visibility and a robust growth forecast only to find themselves in late November to be staring straight

into a environment of shrinking customer orders, potential inventory build-up and a strongly diminished outlook for the start of 2001.

As a result of this change in the underlying business environment we significantly reduced our exposure to those industries highlighted above during October and November while simultaneously increasing our emphasis across additional segments and industries including specialty retail, healthcare services and distributed power. As we begin 2001 we remain broadly diversified across the sectors and industries of healthcare, retail, energy, transportation, finance and technology where we can find above average growth. The current economic environment continues to be one of little clarity as the Federal Reserve begins to lower interest rates to stabilize and hopefully reinvigorate the economy. This exercise will most likely take until the second half of the year before the affects bear fruit. It is just as uncertain as to what the exact timing is in which the business environment will again reaccelerate and company fundamentals show signs of firming.

Our approach going forward will remain consistent to the best of our ability, focusing on and investing in the companies with above average growth rates and sustainable fundamentals across America's growth industries.

With respect to the portion of the portfolio managed by Roxbury, Kevin Riley made the following comments: *Roxbury has always believed that most companies' earnings growth rates regress to the mean over time. This will be particularly true in 2001 as a combination of slower economic growth, reduced capital expenditures in technology and continued wage pressures will compress margins and earnings for most companies. Our expectations are for low single digit growth in earnings overall for the S&P 500 for 2001, with negative year over year growth in the first two quarters partially offset by better performance later in the year after the impact of lower interest rates starts to run its course. Currently, our research approach is focused on identifying those few companies that can generate superior earnings growth rates in this difficult environment.*

Our analysts thoroughly evaluate each company's business model, with an emphasis on identifying those companies that exhibit superior returns on incremental invested capital (ROIC). This approach removes potential accounting distortion from our analysis and also incorporates how much capital a business requires to generate its growth. We seek to answer the question, "As management invests a dollar in marketing, SG&A or a new plant, how much cash will they earn on that investment?"

In contrast to the past several years when broad themes (internet, dot.coms, defensives sectors in 2000) dominated the investment landscape, we believe 2001 will see the emergence of winners and losers in virtually every sector. Stock selection will be paramount. We are looking for a combination of some secular tailwinds combined with management teams and business models that can generate cash flow growth despite a more challenging economic environment.

We have positioned our portfolio using a barbelled strategy. Investments in several defensive businesses with high earnings visibility in the short-term, in areas such as health care and defensive retailers, provide ballast to the portfolio. This is complimented by numerous investments in companies tied either to continued growth in certain areas of the information technology sector or businesses that can benefit from an environment of lower interest rates. At the margin, we prefer companies with exposure to Europe because they will benefit from the double barreled support of a relatively strong economy in Euroland in 2001 and a reversal of the currency effect that has hampered earnings for multinationals over the past two years.

Currently, virtually all tech stocks are being tarred by the same brush – the expectation of slower or negative earnings due to the slowdown in cap-x spending. There is no question spending is slowing. However, the allure of higher productivity and the need to stay competitive will continue to force large enterprises to invest in their technology infrastructure. Most important from an investment perspective, we believe the mix in cap-x spending will change and this will have a profound effect on performance within technology. Specifically, we believe businesses that can help companies optimize performance of their existing infrastructure will outperform companies that simply provide the hardware. In addition, we believe companies that operate closer to the core of the network (routing, optical, servers) will outperform those operating closer to the edge (pc's, isp's).

Two companies that epitomize technology companies that can grow through this challenging environment include Oracle and Sun Microsystems ("Sun"). Oracle's strategy of offering customers an integrated suite of software that ties together functions like sales force management, procurement, supply chain management, finance and manufacturing is a huge competitive advantage. Customers are faced with the alternative of an integrated suite from Oracle or a hodgepodge of competing software programs from companies like Siebel, I2, Ariba, SAP and Peoplesoft, many of which do not integrate well. Oracle is taking share across virtually every market and this growth in applications is a strong compliment to the company's dominant and still growing database business. Sun's stock represents a very attractive investment because the market has punished the stock with the expectation that the dot.com implosion will shrink demand for Sun's high-end servers. While Sun will certainly see one of its end markets shrink, the company continues to take share from other operating systems (NT, IBM, HP) and we expect their core server sales to grow above 20% going forward. Equally important, Sun has major growth opportunities in storage and software (Java) that we do not believe are reflected in current stock prices.

Dominant retailers and global financial services companies are examples of companies that can benefit from lower interest rates and better growth in the year's second half. Costco is a long-term hold for the Fund and has outperformed of late after a

period of underperformance. The company represents the best operator in a format (big box discounters) that we believe will continue to take share for years to come. This concept is still a relatively immature one with years of growth ahead before any signs of saturation. Costco has proven to be the best merchandiser in the sector with very high returns on capital. We believe Costco will take share as the economy slows and consumers look toward value. Historically, this type of share capture has proven to be sticky and we believe that will continue. We expect high teens earnings and cash flow growth from Costco and the stock trades at very attractive valuations. Morgan Stanley Dean Witter ("MSDW") is an example of a handful of global financial services powerhouses owned in the Fund that will benefit from several macro trends: aging demographics globally; the deepening of financial services worldwide; and, consolidation in Europe. MSDW is positioned to be a leader in all of these areas and is particularly well positioned to capture high fee generating merger and acquisition and investment banking business in Europe. We expect normalized growth of over 20% (although quarterly growth will continue to be bumpy). Multiple expansion from today's mid-teens range is likely as the market begins to appreciate the long term, global franchise that MSDW has created.

Cumulative Total Return Performance

Capital Appreciation's cumulative total return is based on the daily change in net asset value (NAV), and assumes that all distributions were reinvested. The S&P 500 Index is an unmanaged capitalization weighted index of 500 commonly traded stocks designed to measure performance of the broad domestic economy though changes in the aggregate market value of those stocks. The Index assumes reinvestment of dividends. This chart compares a hypothetical $10,000 investment made in Capital Appreciation on December 31, 1990, to a $10,000 investment made in the S&P 500 for the same time period. Past performance is not indicative of future results.



Average Annualized Total Returns			
	One Year	Five Years	Ten Years
Capital Appreciation	-22.20%	26.07%	21.79%
S&P 500	-9.10%	18.33%	17.46%

The tables on page 34 display a full breakdown of the sector allocation of the Fund as well as the top ten positions as of December 31, 2000.

Managers Small Company Fund

Managers Small Company Equity Fund ("Small Company"), managed by TMF since its inception in June 2000, is an equity fund that primarily invests in the stocks of small capitalization companies. TMF currently utilizes two independent sub-advisors who each manage separate portions of the portfolio: Ford Draper Jr. of Kalmar Investment Advisers, Inc. ("Kalmar") and a team of portfolio managers from HLM Management Co., Inc. ("HLM"). Each manage approximately half the assets of the Fund and have been sub-advisors to the Fund since its inception in June 2000.

The Portfolio Managers

HLM, a Boston-based institutional money management organization founded in 1983, uses a team of four portfolio managers supported by seven analysts and traders to manage an emerging growth portfolio. HLM's investment process involves traditional bottom-up company analysis that focuses on discovering rapidly growing, entrepreneurially managed companies with market capitalizations below $1.5 billion. HLM also has access to promising public and private emerging companies through its private equity business.

HLM's disciplined research process includes the use of proprietary fundamental, technical, and valuation filters to identify potentially attractive stocks. This screening process typically produces a list of 175-200 stocks. HLM's investment team then evaluates such qualitative elements as change/growth in industry fundamentals, company management (strengths, ownership in company, etc.), the company's business plan, and morale among the firm's sales staff and workforce. This qualitative analysis entails visiting company management and interviewing customers, competitors, and suppliers. Finally, HLM also analyzes the technical elements (relative strength, liquidity, etc.) of the security. This entire process is geared towards identifying entrepreneurs/companies with dynamic growth prospects and the ability to successfully execute their business plan.

Each new investment idea is formally presented to the entire investment team and a unanimous agreement must be reached among the four portfolio managers prior to an initial purchase. The portfolio will typically consist of 40-50 securities. HLM's focus on growth tends to result in portfolio turnover of around 100% per year. HLM will typically liquidate a position when the stock reaches a price target, the company disappoints fundamentally, there is a change in management, or the stock's technicals weaken. To prevent any loss of objectivity, selling a position requires just three votes.

Kalmar, located in Wilmington, Delaware, uses a team of portfolio managers led by Ford Draper, Jr., who founded the firm in 1982. Kalmar practices a "Growth with Value" approach to small company investing whereby it seeks to identify high quality growing businesses before they are widely discovered by institutional investors. Kalmar's team believes there is a low risk/high reward anomaly offered by the equity market in stocks of well managed, rapidly growing smaller companies that for a variety of reasons have not made the radar screen of most typical growth investors. Because these companies are relatively "invisible" institutionally, they can be inefficiently valued and yet offer strong growth potential. This is the crux of their "Growth with Value" investment style.

The investment team at Kalmar generates investment ideas (called nuggets) from several sources: industry reports, discussions with company management teams, quantitative screens, and trade organizations. Thus, there are elements of both "top down" and "bottom up" analysis in the initial identification process. Top down thinking is used to identify strategic themes and growth areas to prospect for "Growth with Value" candidates. The most intensive research, however, is dedicated to bottom up fundamental analysis. The members of the investment management team all come from strong research backgrounds and are committed to disciplined in-depth fundamental analysis. Fundamentally, Kalmar looks for such criteria as proven and sustainable double-digit growth in revenue and EPS as well as a stock that is reasonably or cheaply priced relative to EPS, book value, and/or cash flow. Additionally, Kalmar looks for dynamic businesses that they can understand, run by equity owners they can count on, buyable at valuations that should rise. Kalmar expects that an idea included in the portfolio will generate a return of 50% inside of two years. This appreciation would come from two sources: compounding business value plus upward revaluation.

The portfolio typically consists of 70-80 securities selected on an individual basis, specifically keyed to the observations and conclusions of their research. Kalmar will tend to avoid concentrated sector bets and will diversify by the size of company, ranging from as small as $50 million up to $1.5 billion at time of purchase. Kalmar also attempts to diversify by their company's "growth character", including both proven "Steady Eddies" and emerging growth opportunities. Kalmar is a true long-term investor, with annual turnover averaging 38%. Kalmar's sell discipline is judgmental, not mechanical. It is based on the team's assessment of: the changing fundamentals of a company, the qualifications of a more rewarding replacement, or whether price/fundamental expectations have been met.

The Year in Review

The Fund returned −7.1% since its inception on June 19, 2000, compared with a return of −6.9% for the Russell 2000 Index of small-capitalization stocks during the same time period.

Both managers did an excellent job putting the original assets to work in late June and early July so as to participate in the rally in small-cap stocks that occurred from July through early September. From an investment standpoint, the fully-invested portfolio was a diversified mix of securities with very little style, sector, and security overlap. Kalmar's "growth-with-value" style focused on well-managed "real companies" with proven business models and good earnings. These more stable securities performed very well in the latest quarter. On the other hand, HLM's aggressive growth style, while in some ways out of favor during the third quarter, introduced some aggressive investments into the portfolio.

In aggregate, the Fund was able to slightly outperform the index during the third quarter, driven by security selection. While the overall technology weight was high in a difficult market, its tech stocks, while down 15% on average, actually performed well compared with tech stocks in the Russell 2000. For example, education software/systems provider Advantage Learning Systems surged over 100% behind a strong earnings report and a string of analyst upgrades. Other strong tech performers were Polycom and Netrigity, both up around 40% on strong fundamentals. On the negative side, there were also a number of poor performing technology stocks in the Fund, including Three-Five Systems, Keynote Systems and NetCreations, which together detracted more than three percentage points of absolute performance from the Fund. In addition, the Fund held just a 2%-3% weight in financial shares, which was among the best performing sectors for the stock market during the third quarter. Aside from a strong contribution from AmeriCredit, which surged nearly 70% after beating EPS estimates, the Fund received little from the financial sector. In fact, the Fund's only other financial stock, REIT Pinnacle Holdings ("Pinnacle"), plunged 50% after posting a quarterly loss and announcing the SEC was to do an informal inquiry into the company. The manager trimmed Pinnacle in August and then sold out completely at quarter-end.

The fourth quarter was somewhat mixed for the Fund as it did not avoid or overcome the sharp price collapse within the technology sector where approximately one-third of the Fund's assets were invested. As these stocks declined on average more than 30%, they accounted for all of the Fund's losses during the quarter. Within the technology sector, the Fund held 14 securities that fell by 50% or more. Most of the worst performers were companies whose business fundamentals deteriorated along with the economy and demand for high-tech products and services. Several of these had significant impacts on the Fund's performance. The stock of Network Engines, which provides infrastructure for internet content and service providers, fell by almost 90% after the company dramatically reduced its revenue expectations in response to a slowdown in industry demand. Likewise Avocent, a maker of network equipment for PCs and servers that does considerable business with Compaq, fell by 50% after the company said it expected sales to slow. Avocent had been the Fund's top holding as the quarter began. A mid-October investment in Natural MicroSystems plunged 60%, despite a positive earnings report, before being sold in late November. Those three holdings alone accounted for more than 40% of the Fund's losses during the quarter.

Despite such high profile collapses, the managers did a respectable job of picking stocks within the technology sector as the Fund's tech holdings performed better on average than the tech holdings in the Russell 2000. A few tech stocks did surprisingly well: computer storage maker Advanced Digital Information rebounded sharply in the quarter after reporting above-expectations earnings and revenue, and a small investment in Great Plains Software surged after Microsoft agreed to purchase the company.

The Fund's allocation in the financial sector also dragged down performance. For one thing, the Fund held less than 3% of its assets in what was one of the best performing sectors of the small-cap market. In addition, the three financial stocks that the Fund did hold during the quarter, AmeriCredit, Actrade, and Boston Private Financial, did not add any value to the fourth quarter's performance. On the positive side, the Fund's health care holdings returned 17% during the quarter. HLM, in particular, had ramped up their portfolio's health care exposure to nearly 30% as the fourth quarter began. Some of their successful investments in that sector included Amsurg, ArQule, AmeriPath, LifePoint Hospitals, and First Horizon Pharmaceuticals. In addition, the Fund was successful in investing in the energy sector, which made up more than 10% of the Fund. Those holdings, including positions in Tom Brown, Chesapeake Energy, National-Oilwell, and Evergreen Resources, rose 15% in the quarter behind strong sector fundamentals.

Thus, for the Fund's short history thus far, it has performed in line with the benchmark. Although it is most definitely our goal to outperform the benchmark, this performance is within the range of expectations for any short-time period.

Looking Forward

The aggregate portfolio currently has significant portions invested in health care, technology and energy companies, with only small allocations in financial and consumer discretionary companies. We asked the managers to summarize the reasoning for their current portfolios as we progress into 2001.

With respect to the portion of the portfolio managed by Kalmar, Ford Draper Jr. made the following comments: *The most notable feature of the Big Picture investment outlook in recent months has been the stunningly abrupt slowdown in the U.S. economy, and in technology final demand, resulting in sharply mounting corporate revenue and earnings warnings. Combined with evidence of weakening World growth, this leaves investors uncertain as to whether there is something more precarious about this economic slowdown than a "normal" inventory adjustment, uncertain as to how hard a landing the U.S. and World economy may be in for, and finally uncertain as to what the timing, trajectory, and vigor of the recovery may turn out to be.*

In the face of these uncertainties, to which neither Kalmar — nor anyone else — has answers, our strategy as always is to continue buying one good investment opportunity at a time. In effect, we are relying on the productivity and common sense of Kalmar's "Growth-with-Value" investment approach and the value-added creativity of our hands-on research to produce superior longer term returns. Historically this has proved to be very rewarding.

As to our specific 2001 strategies, it is essential to not focus on the negatives but to think sequentially, that is ahead in time, so as to maintain an offensive posture in the portfolio. At the same time, recognizing that we can't know what the economic outcome will be, it makes sense to seek balance within the portfolio. By this we mean owning a range of company

business models from the more defensive right through to the more aggressive, in addition to seeking special situations whose unique business positioning suggests that they should be able to swim upstream.

This raises the importance of finding "wind at their back" themes or areas of demand growth to mine. Ignoring obvious ones like the "Graying of America" or "Corporate Outsourcing" that have been operative for some time, others that appear promising for 2001 include: Bandwidth (again); Specialty Retailers Insulated from Negative Wealth Effects; Rich Media; "Any to Any" Networking; Distributed Power Architecture; E-infrastructure and Mobile Telecom Infrastructure (after the shakeout); Electronic Manufacturing Outsourcing; Computerized Decisioning for Business; Memory Demand Growth; Relaxation of Credit and Credit Spreads; K-12 Academic Accountability; etc. The challenge is to find the specific, durable, undervalued "good growing businesses" to benefit from such growth trends.

With respect to the portion of the portfolio managed by HLM, Ann Hutchins made the following comments: *Despite the very mixed signals sent by the markets over the last twelve months, HLM remains firmly committed to growth investing. We feel that finding the most outstanding companies, regardless of the industries they're in, leads to a portfolio that produces superior returns over time.*

That having been said, the near-term environment certainly argues for caution. In particular, we are being extra-careful in our evaluation of technology holdings. It appears that we are in a period when many corporations are cutting back their capital spending budgets, budgets that increasingly are devoted to technology-based products. In such an environment, nearly all technology suppliers are suspect, and the stocks become extremely vulnerable to the "halo effect" produced when the market hears that any customer or competitor is slowing down. We continue to hold tech stocks that we view as unassailable, but in general prefer to think of this as a period that will lead to some incredible buying opportunities and thus do our homework accordingly.

For the longer term, we think an area that is poised for continuing success is the education market. It should be understood that this market includes many companies doing widely different things, and not all will be winners. To the extent we can identify those which really serve basic needs and have begun to build the structures to be able to deliver their solutions, we will be early investors in some of the big companies of the new decade. One of the most promising is Edison Schools, Inc., a company which is currently operating public schools serving 57,000 students and will be expanding at exceptional rates over the next several years. It is positioned to become the major factor in setting new standards for creating positive educational outcomes for public school students at costs equal to or less than society pays today.

Cumulative Total Return Performance

Small Company's cumulative total return is based on the daily change in net asset value (NAV), and assumes that all distributions were reinvested. The Russell 2000 Index is comprised of the smallest 2000 companies in the Russell 3000 Index, representing approximately 8% of the Russell 3000 total market capitalization. The Russell 3000 Index is composed of 3000 large U.S. companies, as determined by market capitalization. This portfolio of securities represents approximately 98% of the investable U.S. equity market. This chart compares a hypothetical $10,000 investment made in Small Company on June 19, 2000, to a $10,000 investment made in the Russell 2000 for the same time period. Past performance is not indicative of future results.



Year-to-Date Total Returns	
Small Company	-7.10%
Russell 2000	-6.91%

The tables on page 34 display a full breakdown of the sector allocation of the Fund as well as the top ten positions as of December 31, 2000.

Managers Special Equity Fund

Managers Special Equity Fund ("Special Equity"), managed by TMF since its inception in 1984, is a growth-oriented equity fund that primarily invests in the stocks of small capitalization companies. TMF currently utilizes five independent sub-advisors who each manage separate portions of the portfolio. Andrew Knuth of Westport Asset Management, Inc. ("Westport"), who has been managing a portion of the Fund since December 1985. Gary Pilgrim and Jeff Wrona of Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter"), who has been managing a portion of the Fund since October 1994. Timothy Ebright, of Goldman Sachs Asset Management ("Goldman Sachs"), has been managing a portion of the Fund since December 1985. Bob Kern, of Kern Capital Management LLC ("Kern Capital"), was added as a sub-advisor in September 1997. Bill Dutton, of Skyline Asset Management, L.P. ("Skyline"), was added as a subadvisor in December 2000.

The Portfolio Managers

Andy Knuth's investment philosophy entails investing in small capitalization companies which he perceives as having significant upside potential in earnings and return on equity over the next twelve to eighteen months. Although he is investing for growth, Andy will purchase stocks only if they are selling at or below the market's price/earnings multiple, or below valuations of other companies in the same industry. Thus, he must discover and invest in companies very early in their growth cycle.

Implicit in the strategy is that Andy and his investment team focus on a small number of issues, and tend to hold them for a long time. The concentration and low turnover enable Andy to heavily research and monitor each position. He is focused on future profits only, and, in fact, prefers to find businesses which are inherently good but which have gone through a troubling period. Factors that may improve earnings and investor perceptions include acquisitions or divestitures, management shake-ups, changes in the business cycle, or the development of a proprietary product in a strong industry. He searches, in particular, for companies with good managers who are finding ways to substantially improve the company.

The result is that Andy will typically have a concentrated portfolio, and any significant industry concentrations are merely an outcome of bottom-up stock selection. Because some of the companies in which he invests may not yet have earnings, the price to trailing earnings ratio may be high, although the price to forward earnings will be well below average. Andy is a patient investor, usually turning over less than 20% of his portfolio per year.

Gary Pilgrim and Jeff Wrona, of Pilgrim Baxter focus on companies with positive business momentum. In order to focus their energy on companies exhibiting business momentum, the managers employ a proprietary quantitative ranking system (QRS) that focuses on recent earnings growth, earnings acceleration, prospective earnings growth and potential for earnings surprise. A team of analysts at Pilgrim speaks with managements and analyzes the businesses to confirm and refine earnings expectations, and stocks are purchased and sold based on their relative rankings.

Typically the portfolio will have an average historical and expected earnings growth rate of near 50%. Because such a high priority is placed on high growth, the companies in the portfolio tend to be very visible, and possess very high price to earnings multiples. While successful growers move up in price quickly, companies posting disappointing earnings move down dramatically as well. High multiples also make the prices very sensitive to industry and economic news and events. The result is a portfolio that exhibits a high level of price volatility. In addition, it is necessary to quickly identify and replace companies whose growth is slowing. Thus the portfolio tends to exhibit a fairly high amount of turnover. Gary and Jeff typically hold around 80-100 positions and have had an annual turnover between 100-200%. Their portfolios are also typically heavily weighted in a few business sectors.

While similar in some respects to Andy Knuth, Tim Ebright, of Goldman Sachs, searches for a different kind of value and growth. Tim searches for companies that have very predictable earnings, positive operational cash flow and a defensible market position, which are selling for less than the intrinsic value of the business. In addition, Tim prefers companies in which the managers own a substantial portion of the stock.

Typically, this combination can only be found in companies that have not been "discovered" by institutional investors, or have been "orphaned" since their initial public offerings. Companies such as this tend to be very small, thus, Tim is what many consider a micro-cap manager. That is, he typically invests in companies with market capitalizations under $500 million, sometimes far smaller. If his analysis is correct, the portfolio makes money in one of three ways: First, the company may continue to churn out steady earnings growth for an indefinite period. Second, the stock may be discovered by institutional investors and enjoy an expansion of its valuation. Third, the company may be acquired at or above its intrinsic value.

Because of the size of the companies, Tim must build a portfolio of close to 100 positions. These stocks tend to be less susceptible to market swings, and exhibit less price volatility merely because they trade much less than larger companies. Their added risk is in their lower liquidity.

Bob Kern is one of the pioneers of micro-cap investing, and while similar to Tim Ebright in his focus on very small companies, Bob directs his efforts toward finding companies that are succeeding through innovation of new products or services. Thus, Bob's portfolio tends to be concentrated in technology, healthcare, consumer goods and service sectors. Bob seeks to earn returns from the appreciation of stocks as the companies' products develop and penetrate new markets.

In most cases, the analysis of the product and judgments as to its potential are the most important aspects of the decision to own stock. In all cases, however, the operational and financial health of the company must be verified. Bob and the investment team at Kern Capital like to find companies in which margins will increase with revenue growth, and which can finance much of

their growth from operating cash flow. Although valuation is clearly important, Bob is often willing to pay relatively high multiples where he sees enough growth potential. Bob will typically hold a portfolio of 60 to 70 stocks with a median market capitalization around $500 million.

On November 30, 2000 the Fund's shareholders approved a proposal to add a fifth independent investment manager, Skyline, to the sub-advisory line-up. Bill Dutton and the investment team at Skyline look for small capitalization stocks that have below average valuations with strong growth prospects. Through their intensive in-house research, they find good companies that are overlooked or not widely followed. Typically they invest in firms with market capitalizations of less than $2 billion. Skyline believes that this value focus combined with identifying attractive growth prospects and a defined sell discipline can capture inefficiencies in the market.

The investment team's selection process involves quantitatively and qualitatively screening the universe of small-capitalization stocks for factors such as low price/earnings (P/E) ratio or price/book, attractive earnings prospects, applicable market caps (typically below $2 billion), and lack of institutional coverage. Outside research services, computer screens, and internally maintained lists of potential companies/stocks are the primary sources used to identify new ideas. These ideas are then evaluated to determine whether they meet Skyline's our basic criteria: relative valuation, capitalization, financial strength, and opportunities for continued growth. In addition, Bill Dutton determines whether the stock provides needed diversification to the portfolio. This multi-step screening process reduces the list from 2000 to 150-200 stocks. Then, one or more of the portfolio manager/analysts perform a rigorous fundamental analysis in an attempt to answer the question, "Why will earnings increase at an above-average rate?" All company documents are analyzed, any available industry or research reports are reviewed and, most importantly, questions are addressed directly to senior company management. In addition, the analysts will review other companies in the same industry to determine competitive threats and the relative valuation of the company being investigated. In so doing, they develop an internal research report that is distributed to the entire investment team and discussed at regular meetings. Input is received from the investment team, and if additional information is required, additional research is done. The final portfolio will contain approximately 65-85 stocks and is generally fully invested (less than 5% cash) at all times. The portfolio will tend to be well diversified with a price/earnings ratio consistently below the Russell 2000 P/E. Skyline sells stocks when they rise to a sell target, which is usually a price/earnings ratio equal to the overall stock market. In the case of a stock that declines, Skyline will only sell the stock if fundamentals have changed so that the original investment thesis is no longer valid.

The Year in Review

The Fund returned –2.6% during 2000, compared with a return of –3.0% for the Russell 2000 Index of small-capitalization stocks. It was the sixth consecutive year that the Fund outperformed the Russell 2000 Index. The Fund got off to a strong start in 2000 as small capitalization technology stocks continued to dominate the attention of investors in the first quarter. The Fund's heavy (40%) allocation to technology along with excellent relative performance within the sector helped the Fund to appreciate close to 30% before the market peaked in early March. Although the technology positions accounted for a vast majority of the portfolio's gains, the Fund's capital goods and health care positions also contributed to performance. From mid-March through the remainder of the year, stock prices varied wildly as fledgling internet companies began to run out of operating cash and investors began to wonder whether the wheels were beginning to come off the aging economic expansion. A sharp rise in oil prices along with the Federal Reserve's monetary tightening actions early in the year added to the adversity.

Having long abandoned most of its direct internet holdings, the portfolio performed relatively well through the end of the third quarter, although it followed the market down about 16% off its peak. The portfolio's waste management holdings rose sharply during the second quarter as these companies exhibited strong results. In addition, the Fund's health care positions, many of which were biotechnology related, rose as excitement over the mapping of the human genome grew and investors searched for alternate forms of high technology.

The Fund underperformed in the second half of the year primarily due to its underexposure to financial, energy and utility sectors, which performed well during the period. Energy-related companies benefited from rising oil and gas prices, utility companies from progressing deregulation and financial companies from falling interest rates. Meanwhile, technology shares came under extreme pressure that turned into an outright sell-off in the fourth quarter. Even though the Fund's technology positions held up somewhat better than average, the substantial allocation, along with significant positions in capital goods and consumer cyclical companies that traded lower in response to the slowing economy, caused the Fund to give back much of the performance lead it had built during the first quarter.

Looking Forward

The combination of the technology sell-off, active rebalancing throughout the year and the addition of a fifth portfolio manager in December have led Special Equity to be very well diversified as we head into 2001. We asked each manager to summarize the reasoning for his current portfolio as we progress into 2001.

With respect to the portion of the portfolio managed by Westport, Andy Knuth made the following comments: *The problem*

facing investors as the new year begins is two-fold – valuation and earnings. Overall, the market is selling at about 21 times estimated earnings. Even excluding a handful of extraordinarily high P/E issues, the multiple is close to 18. Historically, the market sells at a P/E ratio close to 15. Because of the recent precipitous drop in economic activity, estimated earnings are undoubtedly too high, meaning the valuation level is even richer than it appears. With the Fed moving to lower interest rates, an interesting "tug-of-war" is about to unfold. One of Wall Street's time-tested cliché's is, "Don't fight the Fed," meaning that stock prices generally rise as rates decline. This positive reaction comes about because investors begin to anticipate the re-acceleration of growth brought about by easier monetary policy. In the present situation, however, the market faces at least three quarters of what are likely to be extremely negative earnings comparisons. And, given the fact that the recently ended expansion cycle spanned a record ten years, the period prior to recovery may well be longer than generally anticipated. It appears safe to say that the opposing forces of declining interest rates and disappointing earnings will result in a trying, volatile market.

We continue to position our portfolios in companies with good growth prospects and below average valuations. Because we buy companies that are out of favor or misunderstood by the market, we believe disappointing earnings announcements will provide attractive buying opportunities.

With respect to the portion of the portfolio managed by Pilgrim Baxter, Jeff Wrona made the following comments: *The most important factor that will drive performance for 2001 and beyond is the execution ability of each company in the portfolio. The reason this is especially important today is the justifiably heightened skepticism that investors have towards consensus earnings estimates in a tougher economic environment. The common view among investors is for a fundamentally weak first half of the year followed by a stronger, Fed-induced, second half of the year. This has been reiterated many times during company conference calls in the last month as the economy has slowed, especially in the U.S. The valuation of the portfolio is a reasonable 40x 2001 estimated earnings with an expected earnings growth rate of greater than 50%. If these companies do hit earnings and revenue expectations, their stocks will likely be well rewarded. It is incumbent on us to act quickly when we have doubts about each company meeting those expectations.*

The portfolio is overweighted in the technology, health care, energy and industrial sectors. Once the Federal Reserve monetary easing has a positive impact on corporate and consumer spending, which we believe happens in the second half of the year, the technology sector and related companies should perform very well following their bear market last year. This is especially true in the semiconductor area where we have witnessed weakness due to slower end market demand in PCs, wireless and communications, as well as a component inventory correction.

With respect to the portion of the portfolio managed by Goldman Sachs, Tim Ebright made the following comments: *It is an interesting exercise to ponder both the direction of the economy and its impact on various sub-sections of the investing universe, and the relative merits of investing in small versus large company stocks. But future performance ultimately boils down to whether a portfolio has the horses, both fundamentally and perceptually, and that they are priced attractively. I believe our portfolio has the necessary horsepower looking into 2001. Here are a few examples.*

- ***Rural cellular*** *(Rural Cellular Corp., Dobson Comm.) – Our beaten down mobile communications plays stand in the way of continued rapid growth in usage and cash flow, while being insulated from current competitive activity. The rollout of six national providers, all with gaping geographic coverage holes, should boost high margin roaming revenues while positioning the rural providers as attractive takeover candidates. November's proposed acquisition of Price Communications by national provider Verizon Wireless confirmed both the geographic allure and private worth of well-positioned rural providers.*
- ***Communication towers*** *(Pinnacle Holdings, Spectrasite, SBA Communications) – Recent feverish bidding for new 1900 MHz spectrum, eventual 3G deployment, and the upcoming rollout of wireless data/internet services all should boost the demand for transmission capacity. The five publicly owned players dominate a supply-limited (by zoning) market with a relatively fixed cost base.*
- ***Advertising related*** *(Emmis, Saga, Citadel, Lamar) – In the second half of 2000, the market anticipated a year-end and first half 2001 slowdown in overall ad spending growth, a function of economic decline and the absence of last year's dotcom spending spree. Our radio stocks took a lashing as over-exuberant short-term estimates were reduced. We held the stocks, and periodically bolstered positions as we saw little degradation in private values. We believe the market has fully discounted tough first half revenue comparisons, and will soon look toward a second half return to normalized same station radio growth rates (8-10% revenue, 12-15% cash flow). The valuation gap between private and public valuations should narrow.*
- ***Broadband delivery*** *(Adelphia, Insight) – Similar to every other decline in CATV stocks during the past twenty years, the past year's crash involved interest rate/credit market difficulties at times when cable operator balance sheets were stressed by competitively-driven capital spending sprees. In the year 2000, operators scrambled to upgrade plant in order to provide new services (digital video, telephony, high-speed internet access) that blunt the competition (satellite) and generate future cash flow streams. Although the industry is only partly through the upgrade cycle, there is*

enough tangible evidence underscoring the viability of these new services and the enhanced competitive entrenchment they provide.

- *__Gaming consolidation__ (Argosy, Station Casinos, Isle of Capri) – The gaming biggies have run out of opportunities to sustain growth. There are no major new Las Vegas properties close to fruition, and Atlantic City expansion is 2-3 years away and of dubious attractiveness. We would expect consolidation to displace internal sources as the key industry growth engine for the major players in the coming years. Geographically diversified, established niche market players, such as those owned in our portfolio, should be primary targets. Until then, we are excited about ownership of these growing businesses at 4x-6x cash flow.*

A few individual positions, totaling 9% of the total portfolio, deserve mention as well. Looking into 2001, all contain the necessary ingredients (fundamentals, valuation, perception) to provide attractive near-term investment returns. Allied Capital, a lender/equity stakeholder to small business, is in great competitive shape as 1) banks contract lending to small/mid-sized businesses in the face of mounting loan losses, and 2) the junk bond market window is closed. Pittston Brinks should be able to sell its liability–laden coal operations in the first half, freeing the market's assessment of the value of Pittston's security and airfreight operations. The ultimate value of our position in Price Communications will be realized by the upcoming IPO of its acquiring entity, Verizon Wireless. And both NCO Group and Mobile Mini I expect to be the beneficiaries of new Wall Street sponsorship in the first half of 2001.

There are two sectors against which we are betting this year. We are underweighted in financials, despite the two interest rate cuts implemented by the Federal Reserve in January. Banks in particular hold no investment allure to us at this point. Our belief is that mounting credit problems in a weakening economy will overwhelm the positive impact of lower rates on yield spreads. In addition, the universe as a whole contains significant takeover premium. Also, we typically find little value in the technology world, and despite a broad reduction in valuations in 2000, still find little attraction. Short product life cycles plus a general dependence on external capital is an unattractive combination for us.

In Summary, we have a portfolio with consistent 15%-20% annual earnings and cash flow growth both historically and

With respect to the portion of the portfolio managed by Skyline, Bill Dutton made the following comments: *We believe that we are in the early stages of a sustainable recovery for small value stocks. A weak economy and a Federal Reserve Board interest rate cut are the ingredients of a great buying opportunity for small cap value-oriented stocks, particularly since these stocks are undervalued on both an absolute and relative basis. The valuation case has been compelling for some time, and is the primary reason for the strong performance since March. However, today is the first time that the economics has matched up so well with the valuation case, providing an outstanding investment opportunity.*

Consumer, financial and industrial stocks should be the biggest beneficiaries as interest rates continue to decline and economic activity improves. This in turn should lead to better earnings and higher P/E ratios. While maintaining good overall diversification, Skyline is appropriately positioned to take advantage of this expected market trend. We are very bullish on our investment style as a result.

Cumulative Total Return Performance

Special Equity's cumulative total return is based on the daily change in net asset value (NAV), and assumes that all distributions were reinvested. The Russell 2000 Index is comprised of the smallest 2000 companies in the Russell 3000 Index, representing approximately 8% of the Russell 3000 total market capitalization. The Russell 3000 Index is composed of 3000 large U.S. companies, as determined by market capitalization. This portfolio of securities represents approximately 98% of the investable U.S. equity market. This chart compares a hypothetical $10,000 investment made in Special Equity on December 31, 1990 to a $10,000 investment made in the Russell 2000 for the same time period. Past performance is not indicative of future results.



Average Annualized Total Returns			
	One Year	Five Years	Ten Years
Special Equity	-2.56%	18.49%	20.13%
Russell 2000	-3.02%	10.31%	15.53%

The tables on page 35 display a full breakdown of the sector allocation of the Fund as well as the top ten positions as of December 31, 2000.

Managers International Equity Fund

Managers International Equity Fund ("International Equity"), managed by TMF since its inception in 1985, seeks long-term capital appreciation through investment in non-U.S. equity securities. TMF currently utilizes three independent sub-advisors who each manage approximately one third of the total portfolio: William Holzer of Zurich Scudder Investments, Inc., ("Scudder"), hired in December 1989, John Reinsberg, of Lazard Asset Management ("Lazard"), who was hired in January 1995, and Theodore Tyson of Mastholm Asset Management, L.L.C. ("Mastholm"), hired in March 2000.

The Portfolio Managers

William ("Willie") Holzer can be described as a "top down" thematic investor. He views the world as a single global economy as opposed to a collection of separate country economies. Willie focuses his efforts by first developing global investment themes which target the fastest growing or most profitable segments of the global economy. Themes are typically long-lived, three or more years, and are developed through the course of business; discussions with company managements or government officials, fundamental and economic analysis, and the tracking of economic, financial and demographic trends. Willie then works with the large group of global securities analysts at Scudder to identify the companies which will potentially benefit from the effects of the themes. These companies will necessarily have attractive fundamentals and reasonable valuations, along with strong company management.

Willie also believes that it is important to distinguish between three types of companies: Domestic companies are those which produce, sell and raise capital all in their home country; International companies are those which produce at home, but sell their products and raise capital anywhere in the world; Global companies are those which produce, sell and raise capital anywhere. Willie will invest in any of these types in order to capitalize on a theme, however, he prefers global companies which generally have the flexibility and resources to exploit global trends. Thus, his portfolio tends to be heavily weighted in large capitalization, multi-national companies. In addition, his portfolio will tend to be concentrated in the developed markets, with only a small portion invested in companies domiciled in less developed or "emerging" markets. However, companies in the portfolio, while domiciled in developed markets, may have operations or distribution in the emerging markets. Given the long-term nature of the themes, his rate of turnover is relatively low and typically in the 40% to 50% annual range.

John Reinsberg, of Lazard, pursues what is referred to as a "bottom up" value approach. The portfolio managers and analysts at Lazard focus on individual stocks that they believe are financially productive and inexpensively priced. In order to correctly determine what is inexpensive, they analyze the financial statements in the local language, and refigure the accounting in order to make comparisons across countries and industries. This rigorous accounting validation, performed by a large staff of multi-lingual analysts, is one of the keys to Lazard's approach.

John and his team visit and analyze the management and operations of the worthwhile candidates. In purchasing undervalued securities it's important to distinguish companies which will improve their valuation from those which are likely to stay at low valuations. John's goal is to find and invest in companies which are creating value. Value creation can come from improving operations or distribution channels, restructuring management, acquisitions, divestitures, or exploiting new markets.

Country and industry allocation are the result of stock selection, although John manages the structure in order to maintain a reasonable diversification. Given his preference for full and accurate financial disclosure, John tends to have only minimal investments in emerging markets. Although it is improving, financial recording and accounting practices in less developed countries are erratic. As is typical of a value-oriented investor, John's portfolio turnover rate is also relatively low and tends to be in a range of 20% to 30% annually.

In order to further diversify the portfolio from both a capitalization and investment style perspective, TMF added a third sub-advisor, Mastholm, in late March 2000. Ted Tyson and the investment management team at Mastholm utilize a bottom-up all capitalization growth style for investing in international equities. There are several underlying tenets that Mastholm adheres to that lead to this approach: that the outlook for a company is more predictable than a country or region, that companies with accelerating earnings and revenues can provide superior returns, and that there is no correlation between international benchmarks and investment opportunities. Thus, Mastholm will concentrate on companies on a bottom-up basis, they will continuously search for growing companies or for where catalysts exist to cause earnings acceleration, and they will deviate from the Europe, Australasia, Far East Index ("EAFE") weightings and invest in any size company outside the U.S.

Specifically, Mastholm's approach is to perform fundamental research on a daily basis in order to identify attractive company trends or catalysts. This is accomplished first by a daily screening of industry and company announcements for positive company earnings releases and other news on a company that might impact current or future earnings. Stories considered relevant, generally about 50+ per day, are then summarized and reviewed by the investment management team. Finally, about 5-10 companies per day are selected from that list for more detailed analysis by the team. Mastholm believes that this approach allows comprehensive coverage of a wide universe while at the same time allowing the managers to focus on facts that they consider material.

The security analysis Mastholm performs is designed to rapidly prioritize candidates. The investment team will visit with companies around the globe, confer with industry analysts, interview competitors, vendors, and suppliers, and compile a complete set of financial reports in order to obtain as much information as possible. Generally, the analysts at Mastholm look upon quality and clarity of financial results, above-expectations financial performance, a wide range of analyst expectations,

attractive valuation, and ample liquidity as favorable characteristics.

Mastholm will generally start with a small (0.5% to 1.0%) investment based upon their fundamental analysis. As their level of conviction grows, through company visits and additional analysis, they will add to a position. The portfolio typically holds from 70-90 positions with no more than 5% at cost in any one company. Mastholm will review a position with the intent to sell when the company's growth decelerates (note that negative EPS growth will trigger an automatic sale), the catalysts have become fully recognized and discounted by the market, or a stronger candidate emerges. Additionally, Mastholm monitors the technical characteristics of its stocks (i.e., relative strength, etc.) and will reassess their fundamental research if the technicals breakdown. Mastholm does not typically hedge its currency exposure. In extreme cases of dollar/currency disparity, Mastholm may employ hedges for short time periods to limit currency risk.

Some thoughts about currencies.

One of the additional risks of investing in foreign companies is the risk that foreign currency devaluations will decrease the value of your investment when translated back to U.S. Dollars. This risk can also work in reverse and increase the value of your investment. Currency movements are no less difficult to predict than the direction of interest rates; in fact they are related. One of the benefits of international investing is the diversification benefit gained from the difference in return patterns (lower correlation of returns) that foreign stock markets have with U.S. stocks. Much of this differentiation comes from currency movements. This is a long way of saying that much of the diversification benefit of international investing is a result of currency fluctuations.

For this reason, the portfolio managers of the Fund do not, as a policy, hedge all foreign currency exposure in the portfolio back to U.S. Dollars. In fact, all three managers use currency hedges sparingly. Here's why: First, as previously mentioned, it is difficult to predict currency movements, and none of the managers believe they can consistently add value by timing currencies. Secondly, the currency exposure of the portfolio is not necessarily reflected in the country allocation. Many of the companies in the portfolio are global companies that may have assets in, and certainly derive revenues from a variety of countries in a variety of currencies. Hence, determining the appropriate hedge ratio would be extremely difficult. We and the managers together believe that the portfolio is well diversified in currencies, and would not benefit from a policy of active hedging or currency management. That said, there are periods when, if the managers believe there is particular risk of volatility in a certain currency, they will use forward foreign exchange contracts to hedge all or a portion of the currency exposure.

The Year in Review

The Managers International Equity Fund returned –8.46% during 2000 while the Morgan Stanley Capital International - Europe Australasia Far East Index (EAFE) returned –14.2%. The year 2000 was a period of extreme volatility in the international equity markets. Shares of technology, media, and telecom ("TMT") companies, in a reversal of their strong performance of prior years, came crashing down. A slowing of global economic growth and overcapacity in several high profile tech industries caused investors to question the extremely high valuations that many of these stocks demanded. The result was painful. Tech and telecom stocks around the globe plunged by nearly 40% during the year while media stocks fell by 17%. On the other hand, while the devastation in these glamorous industries drew considerable attention, several other sectors of the capital markets offered attractive returns. Fixed income securities benefited from both the flight to safety resulting from the volatility in the global equity markets and the reduced inflation concerns stemming from the slowing economies. Even within the equity markets, not all was bad. Several sectors, including health care, utilities, and consumer staples, offered strong returns as equity investors looked for steadier, more "defensive" companies whose profitability would not be as susceptible to the slowing economy. Energy companies were able to post impressive earnings despite the slowing economies in response to the recent jump in energy prices, and their stocks fared well.

Performance from a regional perspective was also linked to how connected the local economies were to the slowdown in demand for high-tech goods. The Japanese equity market, which rose very strongly in 1999, fell in part because of its exposure to the slumping high-tech markets, but also because investors continued to doubt the country's ability and willingness to correct its financial problems. European equity markets were roughly flat for the year in local currency terms.

Currencies played a crucial, and in most cases painful, role in international investing for dollar-based investors. Capital, for the most part, continued to target the U.S. markets and their relatively high rates of return. Thus, the rise in the dollar versus the euro, yen, and British pound resulted in further declines in those markets for a US dollar denominated investor. However, after a persistent decline since its launch in late 1998, the euro made a sharp recovery toward the end of 2000, as investors began to shift their interest and capital to Europe.

International Equity's absolute performance was poor, due to declining share prices in general and compounded by the strength of the U.S. Dollar. On a relative basis, however, the Fund performed quite well, outperforming EAFE by a considerable margin. This stemmed from a combination of very strong security selection by the managers as well as strong contributions from the value components of the portfolio. For the most part, all three of the managers held relatively few of the most common TMT names throughout 2000. Lazard's strict value discipline meant that many of those issues were too pricey for them to invest in, Scudder's thematic approach had been focused more heavily on corporate restructuring and consumer activity, and Mastholm

had found more intriguing growth ideas in other sectors as well as non-EAFE countries and market caps. While none of the managers invest from a country perspective, the Fund also benefited from being largely underinvested in the Japanese stock market.

Looking Forward

The aggregate portfolio is currently well diversified from both country and sector perspectives. We asked each portfolio manager to briefly describe the reasoning behind his portfolio, and why he believes it is well positioned to profit in the current environment.

With respect to the portion of the Fund managed by Scudder, Willie Holzer made the following comments: *The global economy is clearly in the midst of a difficult transition. The misallocation of capital to all things technology that drove markets from late 1998 to early 2000 is rapidly unwinding. But non-technology companies must still deal with the legacy of technology – the auction economy – that is threatening returns on capital. The parallel legacy of the sustained economic boom is the high level of company leverage, particularly in the USA, that, like equity markets themselves, peaked sharply this year as, for example, the manufacturers of telecommunications and technology equipment provided finance to their customers in order to sustain sales momentum. Yet there is now clear evidence of a slowing of related corporate and consumer spending. We must seek to understand the lattice of financial assets and liabilities between corporations and between corporations and banks. The clear signals of stress in corporate debt markets sent by high borrowing spreads and declining credit quality must have further implications for equity markets.*

On a more immediate note, the slow down in US GDP growth is a clear signal for the relative attraction of Europe. The weaker US\$ will lower input prices for Europeans, and ease the interest rate environment as inflationary pressures abate. Structural reform, including tax reductions, is benefiting European consumers, who are confident and who do not suffer the same exposure to the reverse wealth effect as their US counterparts. The portfolio, which is already well exposed in Europe, will seek to exploit further these opportunities. Finally, although portfolio exposure to the domestic economy in Japan has been reduced, we must keep a careful eye on opportunities there. Returns on capital at Japanese companies are poised to recover from a very low base, in stark contrast to the rest of the world. Political developments there hold the key.

Portfolio Positioning

Our global strategic framework for more than two years has identified intensifying competition, and hence declining returns on capital, driven by technology and global overcapacity as the background to the auction economy. This environment in turn has led us to focus on the consumer's and corporations' continuing adoption of technology, on knowledge based asset light virtual corporations, on consolidating asset heavy corporations, and on the more secure attributes of companies with negotiated or naturally monopolistic businesses. This framework also leads us to be cautious in our approach to traditional global legacy companies whose business model leaves them caught between the attack on their intellectual capital launched by knowledge corporations, and higher input prices as heavy asset companies consolidate and remove capacity. This also leads us to be wary of traditional distinctions between growth and value.

The thematic poles in the portfolio are as follows. "Virtuality" is a major theme under which we invest in knowledge corporations. These display the attributes of exploiting intellectual capital, of outsourcing their low value added activities, and the ability to grow rapidly while producing positive cash flow. In our analysis of the environment, corporations with these attributes are the superior models for wealth creation. Stock examples under this theme are Arm Holdings, the specialist UK chip designer that has no manufacturing activity, Swiss biotechnology company Serono, or Fujitsu, the Japanese IT company that provides the infrastructure to enable other companies to become more virtual.

On the other hand, our approach to heavy asset companies is encapsulated under the theme the "Ultimate Subcontractor". These are companies that cannot pass costs on through outsourcing, and that, as the stock market has been obsessed with technology, have been starved of capital. Consolidation and capacity reduction has followed. Yet, as capacity shortages become apparent, renewed investment will yield production only after many years delay. The investment thesis is that, in a slowing global economy, these companies display average downside risk, but that, if our views on shortages prove to be correct, they display superior upside characteristics. Holdings under this theme include Australian mining group BHP, major oil company Shell, UK industrial gases company BOC and German chemicals company BASF.

We remain convinced of the validity of this thesis. The portfolio, through our major themes, will remain positioned between these principal factors. Positioning will be affected tactically by our appreciation of the increasing dominance of markets in the auction economy. Although the Fed's aggressive interest rate cuts (likely to continue) will create confusion, the brief but considerable excesses of momentum markets are now becoming a thing of the past. These factors will trigger considerable changes in the composition of benchmarks. Excess returns will be achieved by the ability to anticipate rather than follow these changes. We are highly confident that our discipline will continue to anticipate successfully these changes as its very long-term track record demonstrates, and that we will do so with our traditional focus on absolute risk.

With respect to the portion of the Fund managed by Lazard, John Reinsberg made the following comments: *Lazard continues to adhere to an investment philosophy based on value creation through bottom-up selection. We focus on companies which are financially productive yet inexpensively priced. From the valuation standpoint, we have consistently been well positioned relative to the benchmark. We will continue to seek relative value opportunities among companies with strong competitive positions and the necessary strategic vision. Below are region and sector comments, but it is important to note that sector and country allocations are an outgrowth of this bottom-up discipline.*

Driven by our bottom-up analysis we are overweight in Europe. We believe that investors will likely shift their interest and capital to Europe where valuations are compelling, an equity culture is forming and economic growth looks set to outpace the US for the first time in several years. Europe's economy has relatively low exposure to developments in the US and therefore should be relatively insulated from a possible US slowdown. Tax reform in the Eurozone should have positive ramifications for many companies. A significant reduction in corporate tax rates is widely expected to improve corporate profitability, while the elimination of capital gains tax on the sale of shares by corporations will allow companies with extensive holdings, such as Hypovereinsbank, to redeploy this capital to strengthen their core businesses or to return the capital to shareholders. Allianz was one of the first to take advantage of the changes by selling half of its stake in Siemens via a convertible bond. The introduction of these initiatives clearly shows the Eurozone's commitment to competitiveness. Lowering tax rates will allow more vibrant capital formation and will facilitate the transition to the information economy.

Evidence of a faltering Japanese economy mounted as consumer confidence and household spending continued to fall. Concerns about the economy and sharp declines in the stock market revived old questions about the Bank of Japan's interest rate policy. We are underweight in Japan, but despite macro uncertainties, we are finding investment opportunities among restructuring companies. Nissan, for example, embarked on an aggressive restructuring program led by CEO Carlos Ghosn from Renault, has already delivered improved profitability. Despite overall credit deterioration, banks such as Sakura and Mizuho are breaking down keiretsu walls to consolidate and are poised to gain from both a declining interest rate environment and merger-related synergies (i.e., risk asset reduction, decreasing level of normalized credit costs and growth in loans).

As we remain committed to investing in companies that are financially productive yet inexpensively priced, we maintain our underweight exposure to technology, as much of the sector remains relatively expensive despite last year's decline. We believe that TMT sectors will remain volatile in the short term. However, the true enablers of new economy will outperform the market in the long run. For example, Alcatel, which develops, produces and distributes telecommunications equipment and cables and offers telecommunications services, has benefited from its leading position in DSL business and restructuring of both core and peripheral activities. We remain overweight financials. In addition to compelling valuations, European banks are benefiting from tax reform while Japanese banks are making significant changes to improve their financial productivity. We also continue to favor defensive stocks, such as Endesa or National Grid, which are likely to continue to perform well as the pricing environment and deregulation of energy markets favor the sector.

Examples of well-positioned stocks
Nissan - valuation, restructuring, new management

In May 1999, a 36.8% stake in Nissan Motor was taken over by Renault. Carlos Ghosn, who gained the nickname "le cost killer" while restructuring Renault, moved with a team from Renault to become the new COO of Nissan and lead another restructuring. He introduced Nissan Revival Plan, designed to capitalize on Nissan's international strengths and to refocus on its key activities to build a more competitive and more profitable company with a greater share of the global automobile market.

A new product program was the heart of the revenue and market share part of the plan. Twenty two new products will be released over the next three years and will be supported by a new clear brand identity. Improving cost competitiveness was the other leg to Nissan Revival Plan. The new global purchasing plan, which was expected to reduce procurement costs by 8% this fiscal year, is already exceeding expectations. The reduction of the company's selling, general and administrative costs is also well underway. The streamlining of the company's excess capacity in Japan already started. Finally, Nissan sold several non-core assets and cross-shareholdings to reduce its debt burden and interest costs to free capital for product development.

To support Nissan's new, global, "one company" organization, Ghosn implemented a new management structure. Regional management is empowered to focus on markets and profits, while the global headquarters focuses on the allocation of capital and the coherence of the company's overall strategy. This change will foster cross-functional work and considerably raise the quality and speed of the company's decision-making process. Nissan is a clear example of Japan's potential if companies are willing to break with tradition to aggressively restructure.

Diageo - valuation, restructuring, strong financial productivity

Diageo was formed by a merger of GrandMet and Guinness in 1997. The company's business operations are conducted through its subsidiaries: Guinness, a brewer and marketer of Guinness stout and other brands of beer, United Distillers

& Vintners (UDV), a distiller and marketer of branded spirits and wines (Johnnie Walker, Baileys, Jose Cuervo, Smirnoff), Pillsbury, an international food company and Burger King, a fast food restaurant chain with over 11,000 outlets worldwide.

Former management made the mistake of cutting advertising, promotion and marketing to try to improve earnings through cost reduction but brand strength and organic growth suffered. To reverse this trend and improve profitability, Diageo made a strategic shift to focus on its drinks business. Recently, Diageo agreed to transfer its packaged food business to General Mills in exchange for a stake in the larger combined food company. It also announced plans for a partial IPO of Burger King. We expect that exiting food businesses will improve the quality of earnings, the rate of growth, cash generation and return on capital.

The Seagram purchase is a low risk acquisition that bolsters Diageo's global market leadership and reduces its competitors' options. Its increased exposure to the US market (43%) gives Diageo a dominant market share in most US states and the ability to rationalize the fragmented wholesaler industry. Trends in the company's spirits profits remain positive (especially driven by growth in sales of Smirnoff Ice). We also believe that the transaction will be accretive for shareholders as it will enhance growth, eliminate the excess overhead in the businesses and achieve production- and procurement-related cost savings.

With respect to the portion of the Fund managed by Mastholm, Ted Tyson made the following comments: *Generally speaking there is still, based on what we've seen of 2000 numbers and forecast numbers for Japan, a fair number of companies exhibiting revenue and earnings acceleration. At the same time, of course, the U.S. is sharply slowing, Japan is about to go into its fourth recession in ten years, and Europe is mixed—growth is slowing in Germany, Italy, and the U.K. but overall is still expected to be north of 2.8% for the European Community as a whole for 2001. Not stellar, but certainly comfortable.*

From the vantage point of our approach, that leaves us with a bit of a quandary. The number of accelerating companies is quite large, but the number of such companies where the acceleration is sustainable is larger or smaller depending on the macro outlook.

We are proceeding fairly cautiously, not because we know what the ultimate economic outcome is likely to be (we don't), but because the risks seem primarily on the downside. Based on (largely European) corporate earnings to date and discussions with managements, it is very clear that few companies feel comfortable projecting results much into the future. This has led us to emphasize situations where earnings growth is accelerating and, in our view, relatively bullet proof, over candidates where recent historical growth may be higher.

The best examples of this would be energy and pharmaceuticals (10% and 13% of the portfolio, respectively). The general perception among investors is that energy prices are likely to decline over the course of 2001. The absolute conviction among energy companies and the International Energy Agency (IEA) is that such a belief is wishful thinking, as supply begins a multi-year process of declining below world demand for energy. This will happen, in my view, even if every possible piece of oil-producing equipment in the world is utilized by mid-year—which, in itself, is not going to happen. The marginal cost of production that would get supply and demand in balance by 2010 is north of $28 per barrel. Even at that level, the bill for increased exploration and production would be north of $500 Billion.

The first geographic location of chronic shortage is going to be in Canadian natural gas (7.5% of the portfolio). U.S. importation of gas, particularly by electric utilities, is running considerably ahead of the ability of Canadian producers to increase supply. The commissioning of newly built generating capacity (even before California initiates a rapid building program) will intensify the situation. At an average of 3X cash flow (which is growing at an accelerating rate) and bank-like balance sheets, Canadian natural gas stocks are the most predictable growth stories on the planet.

Best stock: Talisman Energy. Canadian oil & gas producer: 100% involved in upstream production, Talisman is extremely well positioned in Canada and the U.K. North Sea to raise production significantly over the coming years. The company is scheduled to invest $1.7 billion over the next several years in increasing production and exploration, which it can easily fund out of cash flow, and has almost 8 barrels of oil (or the same amount of gas) in reserves for each share outstanding.

Pharmaceutical stocks are a much trickier proposition here as they are trading at a significant premium to their underlying markets. In the rush to become "defensive", fund managers globally added to pharmaceutical positions in the 4th Q of 2000 almost regardless of their individual outlooks as stocks, and conversely dumped these positions without rhyme or reason when the Fed cut rates in early January. What you ended up with was a sector that was generally overpriced, but with far less of a premium being paid for the companies with the best outlooks, both for current growth and for implicit growth in the pipeline of drugs under development. I expect that some of the weaker players will be hit quite sharply over the next several quarters while a handful of the "best of the best" names continue to outperform. In other words, a dull sector with a handful of stars. The companies which are likely to see better than 20% growth per year over the next five years include Sanofi-Synthelabo, Novo-Nordisk, QLT, Elan, Altana, Daiichi, and Shire. As a group, they trade at a bare premium to the pharmaceutical sector as a whole, which is likely to be mired in sub-standard growth for the next two years.

Best stock: Tough call. I would probably choose Daiichi, both because its new drugs (for Pancreatic cancer and the treatment of tumors) have serious blockbuster potential and because the Japanese pharmaceutical sector, bizarrely, is trading

at a severe discount to the overall market on calendar 2001 earnings. This is despite the fact that overall corporate earnings are estimated to be flat to down in the period whereas companies such as Daiichi will have EPS growth in excess of 20%.

We have seen good acceleration and are comfortable with the sustainability of earnings in Europe in the areas of food retailing, general retail, electrical components, and selected defense and engineering companies. The outlook for financials is mixed—we have to see how the credit cycle evolves over the next set of earnings results. We are underweight TMT (15% against 25%) but less so than in the 4th quarter. While remaining outright bears on Telecom Equipment and IT Services, and on any PTT (telephone) operator with heavy debt and 3G (third generation) exposure, the outlook for selected telecom operators and niche software companies remains decent and valuations are back to something approaching sanity.

Japan shows every sign of going "room temperature" again. Profit growth has stalled, nominal GNP growth suggests that the economy is still subject to deflationary pressures, the banking system is once again reeling under new bad debts, and the governing LDP party has just executed the main group of reformers. Additionally, the government is paralyzed ahead of Upper House elections scheduled for July and seems to be at a loss to come up with even the traditionally useless suggestions for economic recovery. If the U.S. really slows, it is going to be a difficult time for Japanese capitalism.

Cumulative Total Return Performance

International Equity's cumulative total return is based on the daily change in net asset value (NAV), and assumes that all distributions were reinvested. The MSCI EAFE Index ("EAFE") is compiled by Morgan Stanley Capital International. It consists of over 1,000 large, publicly traded stocks from 20 countries of Europe, Australia and the Far East. The index assumes reinvestment of dividends. This chart compares a hypothetical $10,000 investment made in International Equity on December 31, 1990, to a $10,000 investment made in the EAFE for the same time period. Past performance is not indicative of future results.



Average Annualized Total Returns			
	One Year	Five Years	Ten Years
International Equity	-8.46%	10.42%	12.73%
MSCI EAFE Index	-14.17%	7.13%	8.24%

The tables on page 35 display a full breakdown of the sector and country allocation of the Fund as well as the top ten positions as of December 31, 2000.

Managers Emerging Markets Equity

Managers Emerging Markets Equity Fund ("Emerging Markets Equity"), managed by TMF since its inception in February 1998, seeks long-term capital appreciation through investment in companies within countries considered to be emerging or developing by the World Bank or the United Nations. TMF utilizes an independent sub-advisor to manage the assets of the portfolio. Ken King of Rexiter Capital Management Limited ("Rexiter"), hired at the Fund's inception, currently manages the entire portfolio.

The Portfolio Manager

Ken King's investment strategy is to earn investment return and manage investment risk by analyzing and actively managing country and industry exposure in the portfolio, and investing in companies within the targeted country and industry ranges which demonstrate strong but, most importantly, profitable earnings growth.

Country Allocation

Through years of experience analyzing and investing in emerging markets, Ken King has come to the belief that the political, economic and financial health of countries within the emerging markets is essential to the success of the companies domiciled within them. In addition, King believes that emerging markets are inefficient in the technical sense that past behavior contains information about future behavior. Individually, they are highly volatile. They regularly and predictably overshoot fair value and then, in relatively short periods, revert towards the mean. Market capitalization weighted indices fail to recognize this; the markets that have risen most take on a larger index weight just as it becomes increasingly likely that they will underperform. Poorly performing markets will have a reduced index weight just as the chance of relative outperformance increases. Market capitalization weighted indices thus encourage managers to chase markets and expose portfolios to the risk of being "whip-sawed." This reduces returns and increases volatility.

Because of this, Rexiter uses a fixed-weight index to define its neutral position. Rexiter splits the markets into two groups: Top tier are the twelve most liquid markets (countries) and bottom tier are all other eligible markets. Within each tier, all markets are given an equal weight: Top tier markets have a weight of 5.6% so that the neutral allocation in top tier markets is 67% of the portfolio. Bottom tier markets have a weight of 2.6% and make up 33% of the portfolio.

The investment team at Rexiter analyzes political, economic and market factors for each country and ranks them into favorable, neutral and unfavorable rankings that determine the target allocations within the portfolio. A "favorable" rating means exposure to a country in the portfolio should match the neutral weight at a minimum. "Unfavorable" should match the neutral weight only at a maximum. A "neutral" ranking implies a band which ranges by 1%-2% on either side of the fixed weight depending on the market's tier. Among the market factors that Rexiter analyzes are the recent performance of each country along with an assessment of the availability of attractively valued stocks.

Stock Selection

The portfolio managers at Rexiter are great believers in stock selection. They believe that the quality of company research in the emerging markets is poor. Many companies in the emerging markets have been very successful at destroying shareholder wealth. Rexiter's research centers on avoiding companies that generate *"profitless growth."*

After screening the emerging markets universe for minimum capitalization and liquidity parameters, the Rexiter investment team analyzes roughly 300 companies in detail.

In order to identify companies which can and will undergo profitable growth, Rexiter's research entails:

- Studying published accounts and accounting policies for the underlying development of earnings;
- Performing a "duPont Analysis" of return on equity;
- Analyzing the return on invested capital and the economic value added; and
- Analyzing the cash flow, capital spending and capital requirements of each company.

The portfolio is thus constructed from both a top-down and a bottom-up perspective. It will typically have 40 to 60 stocks of companies exhibiting profitable growth, and will typically be very diversified across emerging market countries. Because of the fixed-weight benchmark allocation method described above, the portfolio will typically be underweighted relative to the weightings of the largest three or four emerging countries in the capitalization-weighted index. The benchmark for the Fund is the Morgan Stanley Capital International – Emerging Markets Free Index ("EMF").

The Year in Review

The Fund returned −26.69% in 2000, compared with the −30.61% return for the EMF. It has been an extremely volatile period for investors in the emerging markets. In fact, the price swings in many of these markets over the past three years have been dizzying. In 1998, capital fled from many of the emerging nations in response to and exacerbating the financial crises that were popping up almost overnight. With the exception of a modest recovery in the fourth quarter of that year, many emerging equity markets slumped during the year. In 1999, however, things got much better. The surprising resiliency of the global economic expansion, considerable support from the IMF, and renewed investor confidence resulted in very robust returns – exceeding 90% in some emerging Asian countries.

In this past year, emerging markets stocks proved again why they're considered among the riskiest of asset classes. It seemed only yesterday that most emerging economies had put the crises of 1998 behind them and had begun to ride the

booming global economy to prosperity. The year began as 1999 had left off, with very robust returns being driven primarily by the technology and telecom sectors. In fact, emerging tech and telecom stocks had risen another 15% by the end of March. Then, however, things got shaky. Emerging stock markets fell in conjunction with the dramatic declines in the developed stock markets early in the second quarter. The second and third quarters ended up being the worst that the emerging markets had experienced since the crisis of 1998. Meanwhile, the rise in interest rates in the U.S. and other developed nations along with evidence of a slowing U.S. economy was also damaging the economic outlook for many emerging nations. Making matters worse, investors began to avoid the riskier asset classes altogether, preferring more stable earnings and income. Capital flows again began to leave the riskier asset classes (such as emerging markets stocks) and flowed into "safer" assets such as bonds and "value stocks". Finally, the emerging Asian economies were hit not only by the slowdown in this sector so vital to their economic well being, but they also suffered as their nearest and biggest rading partner, Japan, remained mired in its own economic slump. Thus, the emerging markets offered weak returns with some Asian nations declining by 40% or more.

The Fund's performance reflects this weakness. However, the Fund was able to offer moderately better returns than the EMF. As we mentioned in last year's annual report, as 1999 drew to a close Rexiter had begun to trim some positions in the best performing sectors and countries. This included a variety of tech and telecom holdings, such as PT Indosat and Embratel, which had performed very well the prior year. This decision added marginally to the Fund's relative performance during 2000 as those sectors were among the worst performers. In addition, the Ken King's fixed-weight strategy also worked to his advantage during 2000. At the start of the year, the manager was relatively underweighted in Korea, which had surged 80% in 1999, and in Taiwan, up 50% in 1999. As written above, Rexiter believes that the markets that have risen most take on a larger index weight just as it becomes increasingly likely that they will underperform while poorly performing markets will have a reduced index weight just as the chance of relative outperformance increases. They thus held their weight in those markets right around 10% in the face of surging asset prices, and were hurt considerably less during the sharp corrections of 40% or more that occurred in those markets in 2000.

Going Forward

Ken King of Rexiter offered the following thoughts on portfolio structure and the market environment heading into 2001:
Markets around the world are trying to find some sort of equilibrium in the face of uncertainties surrounding the outlook for the economy of the United States. For the last few years the US consumer has been the engine pulling the world along. In the face of a near 5% current account deficit and a negative savings ratio any blow to the confidence of those consumers could be extremely damaging. On the other hand, the Federal Reserve has scope to reduce interest rates since inflation is still subdued and the newly elected President has promised massive tax cuts. We are "sitting on the fence" as to the prognosis for the US economy. Our best bet is that the current doubts are overdone; after a sharp slowdown in the first half the economy will stabilize and bounce back as lower interest rates and tax cuts take effect. However, the chance of this scenario being wrong is large, and most of the risk for a forecast growth rate of 2% is probably on the downside.

The positions we are taking within the portfolio reflect these uncertainties. We are modestly underweight in technology shares (as we have been for most of the year) and, overall, about neutral to those markets which would be worst hit by a hard landing in the US. In the face of an uncertain global outlook we are more confident in our ability to add value at the stock level than through "macro" calls at the country level.

At the stock level opportunities abound to buy into high quality companies that combine the key factors we are looking for in any investment we make, namely: good management, a sound product base and a reasonable valuation. To illustrate the point, here is a short review of one of our most recent additions to the portfolio:

Reunert.

With a market capitalization of under $400 million, Reunert is one of the smallest companies we invest in. The company acts as a distributor in South Africa for a number of multinational companies such as Panasonic and Siemens. Not exciting, but the visibility and stability of the earning stream is good. The company also has two businesses that carry greater risks, but have much higher growth potential. First, through joint ventures with Siemens and Pirelli (for Optic Fibres), Reunert is a major supplier to the telecoms industry in Africa. Although far behind the developed world in terms of market penetration these economies are all making a more efficient telecoms industry a key priority – a trend which can only benefit an efficient local supplier. Second is a business which, paradoxically, actually benefited from the sanctions imposed on South Africa during the apartheid regime. South Africa was the first country in the world to introduce legislation making the use of residual current devices (the gadget which prevents electric shocks) compulsory in all industrial and residential installations. Due to sanctions the necessary technology was developed domestically. Reunert are dominant suppliers locally and are now beginning to take advantage of cheap production costs, a competitive currency position and (by far the most important factor) a market leading product range. Sales locally are growing by 5-10%, but exports are booming – from 14% of sales in 1999 to 20% last year and 25%+ this year.

The price: the company trades on approximately 8x earnings and yields over 6%. It is growing at about 20% annually. It also has cash equivalent to about 25% of its market capitalization on its balance sheet. The management has said to us that

if this cash is not used this year for acquisitions then it will be returned to shareholders. We believe them. Either event should be a trigger for the market to re-evaluate the company.

Cumulative Total Return Performance

   Emerging Markets Equity's cumulative total return is based on the daily change in net asset value (NAV), and assumes that all distributions were reinvested. The MSCI EMF Index ("EMF") is compiled by Morgan Stanley Capital International ("MSCI"). It is a market capitalization-weighting index covering over 1,000 stocks in 25 emerging nations in the Asia/Far East, South American, Eastern European and African regions. MSCI designates nations based upon several factors, most importantly per capita GDP. In cases where restrictions on foreign investment exist the EMF index limits its coverage to the opportunity set generally available to foreign investors. This chart compares a hypothetical $10,000 investment made in Emerging Markets Equity on February 9, 1998, to a $10,000 investment made in the EMF for the same time period. Past performance is not indicative of future results.

   The tables on page 35 display a full breakdown of the sector and country allocation of the Fund as well as the top ten positions as of December 31, 2000.



Average Annualized Total Returns		
	One Year	**Since Inception**
Emerging		
Markets Equity	-26.69%	2.65%
MSCI EMF Index	-30.61%	-4.51%

   The tables on page 35 display a full breakdown of the sector and country allocation of the Fund as well as the top ten positions as of December 31, 2000.

Managers Bond Fund

Managers Bond Fund ("Bond") seeks current income by investing in fixed-income securities. The Fund is currently managed by Daniel Fuss of Loomis, Sayles & Co. L.P. ("Loomis"), who has been managing a portion of the Fund since its inception in 1984. Prior to April 1993, the Fund utilized a dual investment manager structure.

The Portfolio Manager

Dan Fuss is a contrarian bond investor who focuses on individual issues that will provide the highest return over long periods of time. Dan and his team of credit analysts at Loomis research debt offerings in the same way equity analysts research stocks, looking for undervalued bonds where they see a yield premium, the potential for price appreciation, or both. They analyze the company's financial condition in detail, as well as the terms of specific bond offerings. Price appreciation can come from a variety of catalysts including improving company fundamentals, which would lead to credit upgrades, changing market supply and demand forces, and improving sector or economic trends.

Given the typical shape of the yield curve, longer-term bonds generally yield more than shorter-term bonds, and Dan is willing to take the added interest rate risk in order to gain higher yields. In addition, price improvements as a result of credit upgrades are more meaningful for longer-term bonds, thus Dan's portfolios tend to be relatively long in duration*. In order to mitigate some of the interest rate risk, Dan structures his portfolio with counter cyclical elements. In doing so, Dan will utilize convertible bonds, municipal bonds, preferred stocks, foreign corporate and government bonds, in addition to the domestic corporate bonds which make up the majority of the portfolio. In addition, Dan seeks bonds with call protection, either through the terms of the bond structure or through deep price discounts relative to the call price.

The Year in Review

The Fund provided a total return of 9.44%, compared with the return of 11.86% for the Lehman Brothers Government/Credit Bond Index ("LB G/C"). Longer-term Treasury yields fell sharply as the year 2000 began, dropping below the 6.0% for the first time since May 1999. Much of this decline was attributed to expectations of a dwindling supply because of Treasury buybacks as well as increased demand as heightened volatility in the equity market prompted a "flight to safety." Still, spread product, particularly corporate credits, sharply underperformed Treasuries. Many pundits at the time seemed to feel that such relatively poor performance was more a function of the technicals favoring Governments than any fundamental concerns with regard to corporate health. The second quarter began as an ominous one for bond investors. The economy was showing no signs of slowing while inflation was clearly becoming more than just a "commodities" issue. Treasury yields rose across the whole curve early in the second quarter, although technical factors again favored the longer end resulting in even more inversion. About midway through the quarter, investors began to gain confidence that the Fed's diligence (including an aggressive rate hike of 50 basis points (bps) in May) would engineer a much-needed soft landing for the U.S. economy. As the risk of inflation and further Fed rate hikes diminished, bonds rallied, offering their best returns in years.

The rally continued into the third and fourth quarters, this time driven by mounting evidence of a slowing U.S. and global economy. In addition, spread product enjoyed a brief rally relative to Treasuries during the third quarter. As the year came to a close, the combination of slowing global economic growth and increased volatility in the stock markets resulted in a drop in interest rates to their lowest levels in nearly two years. Investors shifted their focus back to the Treasury market, however, fearing the credit risks associated with buying corporate bonds in a slowing economy. Such fears were not unfounded as default rates had indeed increased, especially in the telecom and technology sectors. For the year as a whole, some estimated that many spread sectors posted their worst relative performances to treasuries in the last decade.

Given the Fund's long-term investment horizon and Dan Fuss's penchant for premium yielding bonds, this year's performance, although moderately behind the benchmark's, was well within expectations. The Fund's relatively long duration helped considerably in a period of generally declining interest rates. It's focus on the corporate sector, particularly several industrial/technology issues and a handful of California utility preferreds, proved less helpful.

Looking Ahead

The Bond Fund's outlook and allocations changed only slightly during 2000. Loomis currently believes that the bonds held by the Fund are attractively valued and also expects liquidity to continue to improve. The Fund continues to hold more than 50% of its assets in domestic corporate bonds with a heavy emphasis on long duration and call protection. In addition the portfolio is 21% invested in foreign bonds. Many of the foreign bonds in the portfolio are "Yankee" bonds meaning that the issuers are foreign but that they are denominated in U.S. Dollars and traded in the U.S. These bonds are providing extremely good yields and offer some economic diversification. The primary risks to these bonds are liquidity, which manifests itself in price volatility, and credit, on which Dan Fuss and the analysts at Loomis constantly focus.

As of year-end, the average maturity of the portfolio was 16.8 years, and the duration was 9.0 years. For comparison, the Lehman Brothers Government/ Corporate Bond Index has an average maturity and duration of 9.7 years and 5.5 years, respectively. The yield to maturity of the portfolio has expanded to 10.4%, while the yield to maturity of the index dropped during the year to 6.2%. At year-end, the annualized 30-day SEC yield on the Fund was 7.39%.

  * Duration is the weighted average time (typically quoted in years) to the receipt of cash flows (principal + interest) for a

bond or portfolio. It is used to evaluate the interest rate sensitivity of a bond or portfolio. The longer the duration, the more sensitive the price of the bond is to movements in interest rates.

Cumulative Total Return Performance

Bond's cumulative total return is based on the daily change in net asset value (NAV), and assumes that all distributions were reinvested. The Lehman Brothers Government/Corporate Bond Index is comprised of 4,688 government securities and invest-ment grade corporate securities. The index assumes reinvestment of all income. This chart compares a hypothetical $10,000 investment made in Bond on December 31, 1990 to a $10,000 investment made in the Lehman Brothers Government/Corpo-rate Bond Index for the same time period. Past performance is not indicative of future results.



Average Annualized Total Returns			
	One Year	Five Years	Ten Years
Bond Fund	9.44%	6.32%	8.99%
Lehman Brothers Govt/Credit	11.86%	6.24%	8.01%

Managers Global Bond Fund

Managers Global Bond Fund ("Global Bond") seeks both income and capital appreciation by investing in domestic and foreign fixed-income securities. TMF has utilized a single independent sub-advisor, Olaf Rogge of Rogge Global Partners ("Rogge"), to manage the portfolio since the Fund's inception in 1994.

The Portfolio Manager

Olaf's investment strategy begins with an assessment of each country's economic outlook and currency strength. His investment philosophy is that healthy countries with sound finances produce the highest bond and currency returns. In analyzing the financial health of a country, Olaf and the investment team at Rogge evaluate the fiscal policy, savings rates and money growth in each country along with assessing the credibility of the monetary authorities in each country. In addition to making country allocation decisions, Rogge analyzes the yield curve and expected interest rate movements within each economy to determine how to position the portfolio from a duration* and maturity perspective. At the same time, Rogge recognizes that short-term volatility in the currency market can significantly impact portfolio performance. Thus, Rogge will sometimes hedge (usually toward an index-like exposure) when he expects such short-term currency swings to go against the expected trend for that country's bond market. His portfolio consists primarily of highly liquid government issues of developed market countries, with no more than 10% in AAA-rated corporate bonds.

The Year in Review

The Fund returned -1.62% during the year 2000, compared with 1.59% for the Salomon Brothers World Government Bond Index ("SBWGBI"). The meager returns from global bonds in general, and this portfolio specifically, were more a result of the impact of currencies rather than poor returns from bonds themselves. In fact, in local currencies, the SBWGBI returned a healthy 7.73%.

As the year began, tightening of short-term rates by several central banks and increased demand for "safer" government bonds stemming from increased volatility in the equity markets resulted in modest local currency returns for most developed nations. Emerging market debt also offered substantial returns in response to the economic turnaround that was evident in several of those countries. In the second and third quarters, uncertainty about inflation in light of strong economies and rising commodity prices kept most central banks on a tightening bias. Even Japan suggested that its policy of zero short-term rates might be nearing an end. Longer-term interest rates were thus little changed in the quarter, and fixed-income securities offered very little return. Emerging market debt offered essentially no return in the quarter, with Latin debt outperforming non-Latin debt. Emerging Asian debt was particularly affected by the rise in U.S. interest rates and indications of a slowing global economy. Finally, international bonds ended up being one of the most attractive asset classes for U.S. investors in the fourth quarter. Clear evidence of a slowing global economy and a flight to the safety of government bonds resulting from the volatility in many equity markets caused a sharp drop in interest rates in most developed nations.

For U.S. dollar-base investors, the strength of the dollar and the impact of currency fluctuations on performance over the past year were the key determinants of portfolio performance. For the year as a whole, the euro fell by over 6% versus the dollar, the U.K. pound fell by over 7%, and the Japanese yen fell by more than 10%. Thus, although longer-term interest rates declined modestly for most developed nations, only a handful of countries offered U.S. dollar-returns in excess of 1% for the year.

The Fund's performance during the past year likewise was largely driven by currencies, in particular a significant bet on the debt and currency of the euro countries. For most of the past two years, Rogge carried a significant overweight in euro compared with the SBWGBI, even holding up to half of the Fund's assets in that currency for several quarters. From the inception of the euro in January 1999 until the start of the third quarter, the euro depreciated by 25% versus the U.S. dollar. Clearly this had the largest impact on performance of any other decision that Rogge made during this period. Even in hindsight, their reasons for adopting this overweight would not seem terribly misguided. The fundamentals for many of the euro countries were very strong. Many of them had improved their economies through restructuring and deregulation while others were in the early stages of entering into the IT revolution. Meanwhile, the European Central Bank (ECB) was showing early signs of being a strong monetary authority. Despite these factors, the European economies paled in comparison to the surging U.S. economy, and the ensuing flight of capital toward dollar-based assets drove the euro lower. Throughout this, Rogge maintained its bet in the expectation that the pace of the U.S. expansion was unsustainable and that it would peak, or at least slow, at some point. It took much longer than Rogge had anticipated, and the Fund's relatively poor performance during the first three quarters of 2000 reflects this.

In the fourth quarter of 2000, the euro finally rebounded, or perhaps it's fair to say that the dollar fell. Again, this currency move was the most significant reason for the relatively good performance of the Fund, just as it had dominated the relatively bad performance of earlier quarters.

Looking Ahead

We asked the manager to summarize the reasoning for his current portfolio as we progress into 2001. Olaf responded by providing his Firm's view on various regions and sectors of the global bond market:

US

US economic data continue to point to a significant downturn for the first half of 2001. Consumer confidence and manufacturing rates have each recently fallen at rates not seen since the recession of the early 1990's. While there are differences of opinion as to whether this will actually lead to a recession, there seems to be an uncomfortably large consensus among market participants that Greenspan's rate cuts will successfully engineer a quick V-shaped recovery. Since the market has completely discounted such a recovery, if confidence later erodes, $US denominated assets may be in for a rough ride. In light of this potential downside as well as long-term fundamental concerns (i.e., record private borrowings, lack of savings, record balance of payments deficit & potential fiscal deterioration) we have limited our US bond exposure to an index-like weighting. We have, however, maintained a slightly longer duration profile, and are therefore 0.4 years overweight on a weighted duration basis.

Europe

We currently find the core European bond markets, (particularly Germany and Netherlands) the most attractive major markets for investment. Economic growth prospects appear strong, supported by Euro-area tax cuts worth around ¾% of GDP in the pipeline for this year. In addition, government deficits continue to fall, the external position remains strong, and the trends toward restructuring and deregulation remain in place. Further, as the economic growth gap with the US has disappeared, the outflow of capital from Euroland to the US has fallen substantially which in turn has increased confidence in the euro. Our portfolio currently has a 17% overweight position in Euroland bonds. At 6.6 years, our duration position in these bonds is approximately 1.5 years longer than that of the Euroland index. In keeping with our preference for Euroland assets, we now have a 9% overweight position in the euro versus the benchmark.

Japan

We continue to find Japanese bonds the least attractive among the major global bond markets. Despite large-scale government borrowing designed to stimulate the economy, sustained economic recovery remains elusive. Unemployment remains near post-war records highs and consumer confidence (and therefore spending) remains weak. Given the expanding debt levels (at a time when other governments are reducing their outstanding debt), Japan's looming pension demands (which are significantly worse than those in Europe or the US which have younger populations) and the relatively unattractive real yields, we see little value in JGB's and remain substantially underweighted in the portfolio. In terms of our currency position, we are currently 8% underweight the yen versus the benchmark in accordance with our long-term fundamental view.

Non-Government Issues

In terms of our allocation to non-government issues, our strategy remains the same, i.e., buy high-grade defensive corporates and try to be opportunistic on new issues. As mentioned previously, the market has already discounted a strong US recovery in the second half of this year, and therefore all the credits that blew out toward the end of last year are doing very well. Spreads have tightened, especially in the auto and telecom sectors. However, since we are uncertain of the timing and duration of a US recovery, we remain cautious. We have added to existing positions such as Unilever, which should benefit from a tightening, but should not blow out in a crisis. The overall allocation to non-government issues remains fairly modest at 5.4%.

Emerging Markets

The emerging bond markets have done well so far this year and might improve further, but we currently have no exposure to them in the portfolio and have no strong impulse to buy just yet. These markets are trading the view of lower interest rates (the Greenspan put) not the economic causes of those lower interest rates. They are therefore rallying on a false premise that could end in tears. Soft economic numbers are the market expectation so only a collapse in some key data series and/or prolonged weakness constitute new information.

* Duration is the weighted average time (typically quoted in years) to the receipt of cash flows (principal + interest) for a bond or portfolio. It is used to evaluate the interest rate sensitivity of a bond or portfolio. The longer the duration, the more sensitive the price of the bond is to movements in interest rates.

Cumulative Total Return Performance

    Global Bond's cumulative total return is based on the daily change in net asset value (NAV), and assumes that all distributions were reinvested. The Salomon Brothers World Government Bond Index is priced in U.S. dollars, and includes 14 international government bond markets. The index assumes reinvestment of all dividends. This chart compares a hypothetical $10,000 investment made in Global Bond at its inception on March 25, 1994, to a $10,000 investment made in the Salomon Brothers World Government Bond Index for the same time period. Past performace is not indicative of future results.



Average Annualized Total Returns			
	One Year	Five Years	Since Inception
Global Bond	-1.62%	2.01%	3.90%
Salomon World Govt Bond (USD)	1.59%	3.10%	5.32%

31

Managers Short and Intermediate Bond Fund

Managers Short and Intermediate Bond Fund ("Short and Intermediate Bond"), managed by TMF since its inception in 1984, seeks high current income by investing in fixed-income securities while maintaining an average portfolio maturity between one and five years. TMF currently utilizes a single independent sub-advisor, Howard Rubin of Standish, Ayer & Wood, Inc. ("Standish"), who has managed a portion of the portfolio since August 1991, and the entire portfolio since December 1995.

The Portfolio Manager

Howard Rubin's investment philosophy involves constructing a portfolio using active sector positioning and credit analysis. Howard does not attempt to forecast interest rates or make shifts in duration* in an attempt to add value, rather, he manages the portfolio's duration to within 85% and 115% of the Fund's benchmark, which is the Merrill Lynch 1-4.99 Year Government/ Corporate Index (ML 1-5 yr G/C). Howard typically constructs a diverse portfolio, using investment grade bonds including bonds from a variety of corporate sectors, asset-backed securities, private and government agency mortgage-backed securities, Treasury securities and a small portion of foreign corporate and government bonds.

The Year in Review

The Fund returned 7.40% in 2000 compared with a return of 8.88% for the Merrill Lynch 1-5 year Government/Corporate Index (ML 1-5 G/C). The year began quietly for the US short/intermediate bond market. While rates at the longer end of the maturity curve fell to their lowest levels in years due mostly to technical supply/demand issues, short- and mid-term rates ranged from unchanged to slightly higher. Meanwhile, spread product, particularly corporate credits, sharply underperformed Treasuries during the first quarter. Many pundits at the time seemed to feel that such relatively poor performance was more a function of the technicals favoring Governments than any fundamental concerns with regard to corporate health. The second quarter began as an ominous one for bond investors. The economy showed no signs of slowing while inflation was clearly becoming more than just a "commodities" issue. Treasury yields rose across the whole maturity spectrum early in the quarter, although technical factors continued to favor the longer end and the yield curve became even more inverted.

About midway through the second quarter, investors began to gain confidence that the Fed's diligence (including an aggressive 50 basis point rate hike in May) would engineer a much-needed soft landing for the U.S. economy. As the risk of inflation and further Fed rate hikes diminished, bonds rallied in June, offering their best monthly returns in almost two years. Within the short-intermediate maturity range for investment grade debt, government bonds outperformed most corporate sectors during the second quarter. One exception was that energy credits outperformed government issues due to continued optimism for oil prices. Mortgage-related Agency notes struggled early in the second quarter as their government-sponsored status was called into question. As these fears settled, however, these notes offered strong returns in June. For the second quarter, Agencies performed roughly in line with Governments.

During the third quarter, the U.S. fixed income market in general enjoyed one of its best quarters in years as bond returns outpaced returns from many of the U.S. equity markets. Interest rates were generally lower, particularly in the 2-10 year section of the yield curve. The decline in yields was a result of mounting evidence that a slowing economy would reduce the threat of measurable inflation and lessen the need for additional rate hikes by the Fed. Besides the dip in rates in the third quarter, spread product also enjoyed very robust, albeit short-lived, performance. Within the ML 1-5 G/C, all other sectors outperformed the return for Treasuries. In the fourth quarter, the combination of slowing global economic growth and increased volatility in the stock markets resulted in a drop in interest rates to their lowest levels in nearly two years. Investors switched back to the Treasury market, however, fearing the credit risks associated with buying corporate bonds in a slowing economy. Such fears were not unfounded as default rates increased, especially in the telecom and technology sectors. Within the ML 1-5 G/C, only a few credit sectors, such as consumer noncyclicals and energy, were able to slightly outperform Treasuries during the final quarter of the year.

The Fund's slight underpeformance during the year 2000 stemmed primarily from its allocation to spread product. Throughout the year, Standish invested two-thirds of the portfolio in corporate credits, while maintaining a relatively minor weighting in Treasury and (non-MBS) Agency notes. As mentioned above, Treasuries sharply outperformed virtually all spread sectors in 2000 and thus this "allocation" decision detracted from performance. On the other hand, the Fund's performance before expenses was roughly in line with the performance of the ML 1-5 G/C, implying that Standish actually did a fairly good job of security selection.

Looking Ahead

At year-end, the Fund had 71% of its assets invested in corporate bonds, 9% in mortgage-backed securities, and 20% in U.S. Treasury and Agency debt. The Fund's duration at year-end was 2.3 years, the same as the benchmark. The portfolio's average yield to maturity was 5.8% and its 30-day SEC yield was 5.9%. Howard Rubin of Standish provided the following explanation of and outlook for the portfolio's structure heading into 2001:

Standish employs a relative value, fundamental approach to active portfolio management. This means credit research drives the investment process which includes sector rotation and security selection. As such, the over-riding themes that we have incorporated into this portfolio include the following:

♦ *The portfolio will continue to emphasize stable to improving quality corporate bonds (40-50% target). We believe*

this sector is currently very attractive on a risk-adjusted basis and is therefore positioned at the wider end of our corporate bond target range. With the Fed aggressively easing monetary policy and the yield curve steepening to a more traditional shape, we expect corporate bonds to perform particularly well relative to U.S. Treasuries.

♦ *Sub-sectors and issuers that we currently favor include: super-regional banks (Mellon), tele-communications (Deutsche Telephone), utilities (Texas Utilities), and defense (Lockheed).*

Sub-sectors and issuers that we targeted to under-weight include: retail, airlines, homebuilding, chemicals and consumer finance.

♦ *The asset-backed sector is also a staple sector to this portfolio (20-25% target). The ABS structures we buy are typically AAA rated with excellent liquidity and strong collateral performance. We expect the decreasing supply of Treasuries to be a catalyst for asset-backed securities to become increasingly attractive into 2001. However, in light of slowing economic activity along with a potentially weakening consumer balance sheet, we are focusing on higher quality auto and credit card structures. For the asset backed sector, subordinated tranches and sub-prime issuers are currently being avoided.*

♦ *Government agencies are also an attractive sector (10-20%). Agency spreads have been at historically attractive levels allowing us to opportunistically add to this sector.*

♦ *Standish does not make large portfolio duration adjustments. In fact, we believe that such an approach adds to portfolio volatility along with the potential for unsatisfactory performance results. Instead, we rely on the strength of our research capabilities to select attractive securities. Standish targets portfolio duration to +/- 15% to that of the ML 1-5 G/C.*

> * Duration is the weighted average time (typically quoted in years) to the receipt of cash flows (principle + interest) for a bond or portfolio. It is used to evaluate the interest rate sensitivity of a bond or portfolio. The longer the duration, the more sensitive the price of the bond is to movements in interest rates.

Cumulative Total Return Performance

Short and Intermediate Bond's cumulative total return is based on the daily change in net asset value (NAV), and assumes that all distributions were reinvested. The ML 1-5 G/C consists of over 1,800 government and investment grade corporate bonds with maturities between one and five years. The index assumes reinvestment of dividends. This chart compares a hypothetical $10,000 investment made in Short and Intermediate Bond on December 31, 1990, to a $10,000 investment made in the ML 1-5 G/C for the same time period. Past performance is not indicative of future results.



Average Annualized Total Returns			
	One Year	Five Years	Ten Years
Short & Intermediate Bond	7.40%	4.98%	6.30%
ML 1-5 G/C	8.88%	6.08%	6.92%

Fund Snapshots (unaudited)

Managers Income Equity Fund

Top Ten Holdings	% Fund	Industry Weightings	
Freddie Mac*	4.2%	Financials	24.9%
Citigroup, Inc.	3.7	Consumer Discretionary	21.5
American Home Products Corp.*	3.5	Industrials	15.9
Honeywell International, Inc.	2.8	Energy	11.0
Electronic Data Systems Corp.	2.6	Health Care	7.4
Gannett Co., Inc.	2.4	Information Technology	6.1
Kerr Mcgee Corp.	2.2	Utilities	5.0
Baker Hughes, Inc.	2.2	Telecommunication Services	3.4
Pitney Bowes, Inc.	2.2	Materials	3.0
Jones Apparel Group, Inc.	2.2	Consumer Staples	1.0
		Other	0.8

Managers Capital Appreciation Fund

Top Ten Holdings	% Fund	Industry Weightings	
Applied Micro Circuits Corp.	3.0%	Information Technology	29.4%
King Pharmaceuticals, Inc.	2.2	Health Care	24.4
Teva Pharmaceutical Ind., Ltd., Sponsored ADR	2.0	Consumer Discretionary	16.1
i2 Technologies, Inc.	1.9	Financials	11.3
Goldman Sachs Group, Inc., The	1.9	Consumer Staples	6.3
Calpine Corp.	1.9	Utilities	4.6
Macrovision Corp.	1.8	Industrials	4.1
Amgen, Inc.	1.8	Telecommunication Services	1.4
Costco Wholesale Corp.	1.8	Other	2.4
Wal-Mart Stores, Inc.	1.8		

Managers Small Company Fund

Top Ten Holdings	% Fund	Industry Weightings	
Evergreen Resources, Inc.	2.9%	Health Care	26.6%
Amsurg Corp., Class A	2.2	Information Technology	25.1
Waste Connections, Inc.	2.0	Industrials	13.5
Advantage Learning Systems, Inc.	2.0	Energy	12.7
AmeriCredit Corp.	1.9	Consumer Discretionary	5.4
Edison Schools, Inc.	1.8	Financials	2.6
DIANON Systems, Inc.	1.8	Materials	1.2
Maverick Tube Corp.	1.8	Consumer Staples	0.9
Advance Paradiam, Inc.	1.7	Other	12.0
Acxiom Corp.	1.7		

*Top Ten Holding at December 31, 1999

Anaren Microwave, Inc.		Information Technology	
Emmis Broadcasting Corp., Class A*	1.5	Industrials	20.0
SmartForce PLC, Sponsored ADR	1.4	Consumer Discretionary	15.4
IMS Health, Inc.	1.3	Health Care	12.7
HEALTHSOUTH Corp.	1.2	Financials	9.4
Alpha Industries, Inc.*	1.1	Energy	2.9
Critical Path, Inc.	0.9	Telecommunication Services	2.9
Oxford Health Plans, Inc.	0.9	Consumer Staples	1.3
C&D Technologies, Inc.	0.9	Utilities	0.6
International Speedway Corp.	0.9	Materials	0.3
		Other	9.2

Suez Lyonnaise des Eaux		Financials	
Akzo Nobel NV	2.0	Consumer Discretionary	11.8
Talisman Energy Inc.	1.7	Materials	11.8
GlaxoSmithKline PLC	1.5	Industrials	10.4
Royal & Sun Alliance Insurance Group PLC	1.5	Health Care	9.2
Nippon Telegraph & Telephone Corp. *	1.4	Telecommunication Services	8.2
Vivendi Universal	1.3	Energy	7.5
Veba AG	1.3	Utilities	7.0
Jenoptik AG	1.3	Consumer Staples	6.9
Altana AG	1.2	Information Technology	4.5
		Other	3.4

Akbank TAS		Financials	
Pliva d.d., registered shares GDR	3.1	Telecommunication Services	16.3
Barlow, Ltd.	3.1	Industrials	15.4
Huaneng Power International, Inc.	3.0	Materials	11.8
H&CB ADR	3.0	Consumer Discretionary	11.7
Hindalco Industries, Ltd., Sponsored GDR	2.9	Information Technology	10.4
KGHM Polska Miedz SA	2.8	Consumer Staples	7.0
Mavesa SA	2.8	Energy	5.4
Uniao de Bancos Brasileiros SA, (Unibanco), Sponsored GDR*	2.6	Other	1.1
Telefonos de Mexico SA, Sponsored ADR	2.5		

*Top Ten Holding at December 31, 1999

Fund Snapshots (unaudited)

Country	Managers International Equity Fund*	MSCI EAFE Index	Country	Managers Emerging Markets Equity Fund*	MSCI EMF Index
United Kingdom	20.8%	21.3%	Brazil	11.7%	11.3%
Japan	16.8	22.6	Mexico	10.5	10.2
France	11.1	11.6	Hong Kong	9.4	0.0
Germany	10.4	8.8	South Korea	9.0	9.9
Netherlands	6.9	5.7	Taiwan	8.1	12.6
Canada	6.5	0.0	South Africa	7.5	10.4
Italy	4.0	4.8	Turkey	6.0	3.0
Switzerland	3.6	7.2	Poland	4.6	1.6
Australia	2.6	2.7	India	4.5	8.0
Hong Kong	2.2	2.1	Hungary	4.2	1.0
Sweden	2.1	2.7	Russia	3.3	2.1
Singapore	1.5	1.0	Croatia	3.0	0.0
South Africa	1.5	0.0	Malaysia	3.0	0.0
South Korea	1.2	0.0	Venezuela	2.7	0.5
Spain	1.0	2.9	Philippines	2.2	0.9
Belgium	0.7	0.9	Peru	2.0	0.3
United States	0.7	0.0	Israel	2.0	6.3
Ireland	0.6	0.6	Egypt	1.9	0.0
Portugal	0.5	0.5	Indonesia	1.6	0.9
Mexico	0.4	0.0	Argentina	1.1	1.5
Brazil	0.4	0.0	Chile	1.0	3.4
Finland	0.3	2.8	Thailand	0.7	1.5
Denmark	0.3	0.9	Greece	0.0	5.9
Greece	0.1	0.0	Jordan	0.0	0.1
Argentina	0.0	0.0	Pakistan	0.0	0.3
Austria	0.0	0.3	China	0.0	7.1
New Zealand	0.0	0.2	Czech Republic	0.0	0.8
Norway	0.0	0.4	Colombia	0.0	0.4
Cash	3.8	0.0			

* As a percent of total market value of common stocks on December 31, 2000.

Managers Income Equity Fund
December 31, 2000

Schedule of Portfolio Investments

Security Description	Shares	Value
Common Stocks - 99.2%		
Consumer Discretionary - 21.5%		
AT&T Corp., Liberty Media Group*	84,000	$ 1,139,250
Black & Decker Corp., The	17,460	685,305
Comcast Corp., Special Class A, non-voting shares	27,400	1,142,238
Dow Jones & Co., Inc.	8,810	498,866
Gannett Co., Inc.	21,350	1,346,384
General Motors Corp.	19,800	1,008,563
Jones Apparel Group, Inc.*	39,200	1,261,750
Limited, Inc., The	27,051	461,558
Marriott International, Inc.	20,100	849,225
McGraw-Hill Cos.	13,425	787,041
Staples, Inc.*	42,200	498,487
Starwood Hotels & Resorts Worldwide, Inc.	16,000	564,000
Tricon Global Restaurants, Inc.*	32,000	1,056,000
Whirlpool Corp.	21,300	1,015,743
Total Consumer Discretionary		12,314,410
Consumer Staples - 1.0%		
Kimberly-Clark Corp.	8,460	598,037
Energy - 11.0%		
Baker Hughes, Inc.	30,800	1,280,125
Coastal Corp., The	7,785	687,513
Conoco, Inc., Class A	20,010	572,786
Devon Energy Corp.	13,400	816,998
Exxon Mobil Corp.	7,999	695,413
Kerr Mcgee Corp.	19,125	1,280,180
Texaco, Inc.	15,200	944,300
Total Energy		6,277,315
Financials - 24.9%		
ACE, Ltd.	8,990	381,513
American General Corp.	7,785	634,478
Citigroup, Inc.	40,938	2,090,397
FleetBoston Financial Corp.	17,244	647,728
Freddie Mac	34,765	2,394,439
Hartford Financial Services Group, Inc.	8,010	565,706
Household International, Inc.	17,595	967,725
J.P. Morgan & Co., Inc.	2,370	392,235
J.P. Morgan Chase & Co.	20,600	936,013
MBNA Corp.	26,315	972,010
MGIC Investment Corp.	15,700	1,058,769
Morgan Stanley Dean Witter & Co.	3,300	261,525
Nationwide Financial Services, Inc.	4,720	224,200
PNC Bank Corp.	6,510	475,637
Summit Bancorp	9,410	359,344
T. Rowe Price Group, Inc.	8,285	350,041
USA Education, Inc.	16,100	1,094,800
Wells Fargo Co.	8,539	475,516
Total Financials		14,282,076
Health Care - 7.4%		
American Home Products Corp.	31,385	1,994,517
Baxter International, Inc.	7,635	674,266
Bristol-Myers Squibb Co.	9,460	699,449
Schering-Plough Corp.	15,330	869,977
Total Health Care		4,238,209

Security Description	Shares	Value
Industrials - 15.9%		
Avery Dennison Corporation	9,795	$ 537,501
Cendant Corp.*	105,100	1,011,588
Emerson Electronics Co.	14,000	1,103,375
First Data Corp.	22,400	1,180,200
Honeywell International, Inc.	33,340	1,577,398
IMS Health, Inc.	26,300	710,100
Minnesota Mining & Manufacturing Co.	9,300	1,120,650
Pitney Bowes, Inc.	38,300	1,268,687
Textron, Inc.	13,200	613,800
Total Industrials		9,123,299
Information Technology - 6.1%		
Compaq Computer Corp.	29,400	442,470
Electronic Data Systems Corp.	26,085	1,506,409
Flextronics International*	5,705	162,593
International Business Machines	11,000	935,000
Motorola, Inc.	21,490	435,172
Total Information Technology		3,481,644
Materials - 3.0%		
Alcoa Inc.	22,285	746,548
E.I. duPont de Nemours & Co., Inc.	19,950	963,834
Total Materials		1,710,382
Telecommunication Services - 3.4%		
ALLTEL Corp.	9,555	596,602
BellSouth Corp.	9,550	390,953
SBC Communications, Inc.	7,771	371,065
Verizon Communications	11,330	567,916
Total Telecommunication Services		1,926,536
Utilities - 5.0%		
Constellation Energy Group	18,945	853,709
Exelon Corp.	15,545	1,091,414
Williams Cos., Inc., The	23,275	929,546
Total Utilities		2,874,669
Total Common Stocks		
(cost $49,003,647)		56,826,577
Other Investment Companies - 2.1%		
J.P. Morgan Institutional Money Market Fund, 6.51%[1] (cost $1,191,874)	1,191,874	1,191,874
Total Investments - 101.3%		
(cost $50,195,521)		58,018,451
Other Assets, less Liabilities – (1.3)%		(718,693)
Net Assets - 100.0%		$ 57,299,758

See Notes to Schedules of Portfolio Investments on page 54.

The accompanying notes are an integral part of these financial statements.

Managers Capital Appreciation Fund
December 31, 2000

Schedule of Portfolio Investments

Security Description	Shares	Value
Common Stocks - 97.6%		
Consumer Discretionary - 16.1%		
AT&T Corp., Liberty Media Group*	194,900	$ 2,643,331
Charter Communications, Inc.*	143,800	3,262,463
Costco Wholesale Corp.*	130,000	5,191,875
EchoStar Communications Corp., Class A*	141,000	3,207,750
General Motors Corp., Class H*	137,600	3,164,800
Home Depot, Inc.	110,000	5,025,625
Kohl's Corp.*	51,600	3,147,600
Macrovision Corp.*	71,250	5,272,500
Target Corp.	54,700	1,764,075
TJX Cos., Inc.	124,800	3,463,200
Viacom, Inc., Class B*	105,000	4,908,750
Wal-Mart Stores, Inc.	97,000	5,153,125
Total Consumer Discretionary		46,205,094
Consumer Staples - 6.3%		
Adolph Coors Co.	30,300	2,433,469
CVS Corp.	53,000	3,176,688
Kroger Co., The*	116,600	3,155,488
Pepsi Bottling Group, Inc.	61,500	2,456,156
Safeway, Inc.*	51,000	3,187,500
Walgreen Co.	88,300	3,692,043
Total Consumer Staples		18,101,344
Financials - 11.3%		
AFLAC, Inc.	42,300	3,053,531
Allstate Corp., The	80,900	3,524,206
American Express Co.	56,000	3,076,500
American International Group, Inc.	41,000	4,041,063
Capital One Financial Corp.	71,000	4,672,688
Charles Schwab Corp.	46,000	1,305,250
Citigroup, Inc.	52,000	2,655,250
Fifth Third Bancorp	49,900	2,981,525
Goldman Sachs Group, Inc., The	51,000	5,453,812
Morgan Stanley Dean Witter & Co.	19,400	1,537,450
Total Financials		32,301,275
Health Care - 24.4%		
Affymetrix, Inc.*	39,700	2,952,688
Amgen, Inc.*	82,000	5,242,875
Applera Corp. – Applied Biosystems Group	18,500	1,740,156
Bristol-Myers Squibb Co.	21,000	1,552,688
Forest Laboratories, Inc.*	26,800	3,561,050
Genentech, Inc.*	34,000	2,771,000
Guidant Corp.	76,000	4,099,250
HCA - The Healthcare Company	88,100	3,877,281
Health Management Associates, Inc.*	191,000	3,963,250
IDEC Pharmaceuticals Corp.*	14,000	2,653,000
Invitrogen Corp.*	31,300	2,701,581
King Pharmaceuticals, Inc.*	122,450	6,329,134
Medtronic, Inc.	53,000	3,199,875
Pfizer, Inc.	68,000	3,128,000
Pharmacia Corp.	71,000	4,331,000
Protein Design Labs, Inc.*	33,900	2,911,163
QLT PhotoTherapeutics, Inc.*	106,800[2]	2,990,400
Teva Pharmaceutical Ind., Ltd., Sponsored ADR	77,800	5,693,987
Triad Hospitals, Inc.*	84,000	2,735,250
Universal Health Services, Inc., Class B*	32,600	3,643,049
Total Health Care		70,076,677

Security Description	Shares	Value
Industrials - 4.1%		
Concord EFS, Inc.*	56,500	$ 2,478,938
General Electric Co.	52,500	2,516,719
IMS Health, Inc.	114,200	3,083,400
Southwest Airlines Co.	111,100	3,725,182
Total Industrials		11,804,239
Information Technology - 29.4%		
Applied Micro Circuits Corp.*	115,500	8,691,375
Ariba, Inc.*	47,600	2,552,550
BEA Systems, Inc.*	66,600	4,483,013
Cisco Systems, Inc.*	83,000	3,174,750
EMC Corp.*	40,000	2,660,000
i2 Technologies, Inc.*	101,700	5,536,294
Intel Corp.	126,000	3,787,875
L-3 Communications Holdings, Inc.*	64,300	4,951,100
Mercury Interactive Corp.*	35,100	3,165,581
Network Appliance, Inc.*	70,900	4,550,894
Nokia Corp., Sponsored ADR	41,000	1,783,500
Nortel Networks Corp.	106,000[2]	3,398,625
Openwave Systems Inc.*	32,000	1,522,000
Oracle Corp.*	165,800	4,828,925
PerkinElmer, Inc.	38,300	4,021,500
QLogic Corp.*	24,400	1,883,375
Qualcomm, Inc.*	34,000	2,792,250
RF Micro Devices, Inc.*	43,400	1,190,788
SpeechWorks International Inc.*	46,900[2]	2,301,030
Sun Microsystems, Inc.*	120,000	3,337,500
Texas Instruments, Inc.	106,000	5,021,750
VERITAS Software Corp.*	44,400	3,885,000
Waters Corp.*	55,800	4,659,300
Total Information Technology		84,178,975
Telecommunication Services - 1.4%		
Qwest Communications International, Inc.	95,000	3,895,000
Utilities - 4.6%		
Calpine Corp.*	119,600	5,389,475
Dynegy, Inc.	50,300	2,819,944
Enron Corp.	59,800	4,970,875
Total Utilities		13,180,294
Total Common Stocks		
(cost $270,619,845)		279,742,898
Other Investment Companies – 1.7%[1]		
AIM Liquid Assets Portfolio, 6.50%[3]	2,853,418	2,853,418
Alliance Institutional Reserves Prime Portfolio, 6.36%[3]	38,953	38,953
J.P. Morgan Institutional Money Market Fund, 6.51%	13,511	13,511
Navigator Securities Lending Prime Portfolio, 6.47%[3]	67	67
PNC – Temporary Investment Fund, 6.41%[3]	1,363,604	1,363,604
Scudder Institutional Money Market Fund, 6.49%[3]	575,976	575,976
Total Other Investment Companies		
(cost $4,845,529)		4,845,529
Total Investments – 99.3%		
(cost $275,465,374)		284,588,427
Other Assets, less Liabilities – 0.7%		1,926,363
Net Assets - 100.0%		$ 286,514,790

See Notes to Schedules of Portfolio Investments on page 54.

The accompanying notes are an integral part of these financial statements.

Managers Small Company Fund
December 31, 2000

Schedule of Portfolio Investments

Security Description	Shares	Value
Common Stocks - 88.0%		
Consumer Discretionary - 5.4%		
Buca, Inc.*	13,000	$ 190,125
California Pizza Kitchen, Inc.*	6,300	177,975
Charlotte Russe Holdings, Inc.*	4,100	64,575
Concord Camera Corp.*	7,100	117,150
Consolidated Products, Inc.*	4,600	31,625
Cost Plus, Inc.*	2,900	86,638
Emmis Broadcasting Corp., Class A*	1,400	40,163
Factory 2-U Stores, Inc.*	1,700	56,206
Freds, Inc., Class A	4,400	91,025
Insight Enterprises, Inc.*	11,525	206,730
Michaels Stores, Inc.*	6,500	171,031
Morrison Management Specialists, Inc.	3,400	118,693
Outback Steakhouse, Inc.*	1,200	31,050
Total Consumer Discretionary		1,382,986
Consumer Staples - 0.9%		
Constellation Brands, Inc.*	1,550	91,063
Performance Food Group Co.*	2,900	148,806
Total Consumer Staples		239,869
Energy - 12.7%		
Basin Exploration, Inc.*	1,600	40,800
Chesapeake Energy Corp.*	13,800	139,725
Devon Energy Corp.	2,950	179,862
Evergreen Resources, Inc.*	19,200	741,600
Global Ind., Ltd.*	8,900	121,263
Grant Prideco, Inc.*	4,650	102,009
Grey Wolf, Inc.*	21,600	126,900
Horizon Offshore, Inc.*	5,600	109,900
Maverick Tube Corp.*	19,900	450,238
National-Oilwell, Inc.*	4,850	187,634
Prima Energy Corp. *	6,900	242,794
Stone Energy Corp.*	2,850	183,968
Tom Brown, Inc. *	12,400	406,874
Varco International, Inc.*	3,250	70,687
Weatherford International, Inc.*	3,250	153,562
Total Energy		3,257,816
Financials - 2.6%		
Actrade Financial Technologies, Ltd.*	5,900	132,750
AmeriCredit Corp.*	17,900	487,775
Boston Private Financial Holdings, Inc.	1,900	37,288
Total Financials		657,813
Health Care - 26.6%		
1-800 CONTACTS, Inc.*	3,800	108,775
Accredo Health, Inc.*	7,400	371,388
Advance Paradiam, Inc.*	9,800	445,288
AmeriPath, Inc.*	5,100	127,500
Amsurg Corp., Class A*	23,100	561,619
Amsurg Corp., Class B*	9,200	184,000
Barr Laboratories, Inc.*	2,600	189,638
Community Health Systems, Inc.*	4,400	154,000
Corixa Corp.*	6,100	170,038
Cubist Pharmaceuticals, Inc.*	5,700	167,794
DENTSPLY International, Inc.	4,850	188,847
DIANON Systems, Inc.*	10,400	455,650
First Horizon Pharmaceutical Corp.*	8,700	266,438
Genencor International, Inc.*	9,400	160,975
Haemonetics Corp.*	2,100	64,838
Hooper Holmes, Inc.	9,200	101,752
Intermune Pharmaceuticals, Inc.*	3,600	159,300
K-V Pharmaceutical Co.*	2,700	67,500
LifePoint Hospitals, Inc.*	5,700	285,713
Manor Care, Inc.*	16,300	336,188
MAXIMUS, Inc.*	8,200	286,488

Security Description	Shares	Value
Orthodontic Centers of America, Inc.*	10,300	$ 321,874
PRAECIS Pharmaceuticals, Inc.*	4,800	139,200
Priority Healthcare Corp., Class B*	9,900	402,187
Province Healthcare Co.*	7,800	307,124
RehabCare Group, Inc.*	7,100	364,762
SICOR, Inc.*	4,300	62,080
Specialty Laboratories, Inc.*	8,000	265,000
Trimeris, Inc.*	2,400	131,699
Total Health Care		6,847,655
Industrials - 13.5%		
Actuant Corp.	1,900	5,700
Armor Holdings, Inc.*	6,500	113,344
Benchmark Electronics, Inc.*	6,000	135,375
C&D Technologies, Inc.	2,200	95,013
ChoicePoint, Inc.*	3,300	216,356
CUNO, Inc.*	4,500	120,656
Edison Schools, Inc.*	14,800	465,275
F.Y.I., Inc.*	7,150	264,997
Hall, Kinion & Associates, Inc.*	3,100	62,194
Innovative Solutions & Support, Inc.*	1,100	19,250
Insituform Technologies, Inc., Class A*	8,800	350,900
Learning Tree International, Inc.*	7,600	378,100
Lydall, Inc.*	5,800	50,388
MasTec, Inc.*	2,950	59,000
Mobile Mini, Inc.*	2,950	67,113
NCO Group, Inc.*	5,750	174,656
RMH Teleservices, Inc.*	3,900	35,587
SkyWest, Inc.	6,200	178,250
Vicor Corp.*	5,450	165,883
Waste Connections, Inc.*	15,700	518,100
Total Industrials		3,476,137
Information Technology - 25.1%		
Acxiom Corp.*	11,300	439,288
Advanced Digital Information, Corp.*	10,700	246,100
Advantage Learning Systems, Inc.*	15,300	514,463
Affiliated Computer Services, Inc., Class A*	2,350	142,616
Anaren Microwave, Inc.*	2,100	141,094
APW, Ltd.*	7,600	256,500
ATMI, Inc.*	1,650	32,072
Avocent Corp.*	5,290	142,830
C-Cube Microsystems, Inc. *	6,050	72,978
DMC Stratex Networks, Inc.*	6,250	93,750
Excel Technology, Inc.*	3,850	76,759
FEI Co.*	6,100	138,775
Great Plains Software, Inc.*	2,000	94,125
IntraNet Solutions, Inc.*	8,600	436,988
Keane, Inc.*	9,900	96,525
Lattice Semiconductor Corp.*	7,200	131,850
Microsemi Corp.*	10,400	291,200
Netegrity, Inc. *	6,700	363,475
Opnet Technologies, Inc.*	7,000	104,563
Polycom, Inc.*	4,200	135,713
Progress Software Corp.*	6,850	98,897
RadiSys Corp.*	4,600	119,025
Rainbow Technologies, Inc.*	10,100	158,444
Richardson Electronics, Ltd.	11,450	155,291
Rogers Corp.*	7,100	291,544
RSA Security, Inc.*	1,850	97,588
SERENA Software, Inc.*	8,700	297,430
SkillSoft Corp.*	13,400	250,412
SPSS, Inc.*	5,600	123,550
Stanford Microdevices, Inc.*	11,400	409,687
Symantec Corp.*	1,050	34,912
Tekelec*	5,500	165,000

The accompanying notes are an integral part of these financial statements.

39

Schedule of Portfolio Investments (concluded)

Security Description	Shares	Value
Information Technology (concluded)		
TriZetto Group, Inc.*	12,300	$ 204,487
Veeco Instruments, Inc.*	2,300	92,143
Total Information Technology		6,450,074
Materials - 1.2%		
Shaw Group, Inc., The*	6,000	300,000
Total Common Stocks		
(cost $20,882,377)		22,612,350
Short-Term Investments - 14.3%		
Other Investment Companies – 6.7%[1]		
AIM Liquid Assets Portfolio, 6.50%	512,018	512,018
J.P. Morgan Institutional		
Money Market Fund, 6.51%	1,208,968	1,208,968
Total Other Investment Companies		1,720,986

	Principal Amount	
Repurchase Agreement – 7.6%		
State Street Bank & Trust Co.,		
dated 12/29/00, due 01/02/01,		
5.510%, total to be received		
$1,965,261 (secured by $1,955,000		
FNMA 6.000%, due 07/16/01),		
at cost	$1,964,058	1,964,058
Total Short-Term Investments		
(cost $3,685,044)		3,685,044
Total Investments - 102.3%		
(cost $24,567,421)		26,297,394
Other Assets, less Liabilities – (2.3%)		(591,997)
Net Assets - 100.0%		$ 25,705,397

See Notes to Schedules of Portfolio Investments on page 54.

The accompanying notes are an integral part of these financial statements.

Managers Special Equity Fund
December 31, 2000

Schedule of Portfolio Investments

Security Description	Shares	Value
Common Stocks - 90.8%		
Consumer Discretionary - 15.4%		
Aaron Rents, Inc., Class B	508,700	$ 7,153,594
ACTV, Inc.*	343,500	1,459,875
Adelphia Communications Corp., Class A*	335,400 [2]	17,315,025
American Classic Voyages Co.*	370,700 [2]	4,958,113
American Eagle Outfitters, Inc.*	101,600	4,292,600
Amplicon, Inc.	17,400	174,000
AnnTaylor Stores Corp.*	49,400	1,231,913
Applebee's International, Inc.	115,000	3,636,875
Argosy Gaming Co.*	489,500	9,392,281
Beasley Broadcast Group, Inc.*	299,400	2,470,050
Bebe Stores, Inc.*	98,600 [2]	2,107,575
Benihana, Inc., Class A*	265,100	2,700,706
CBRL Group, Inc.	183,900	3,344,681
CEC Entertainment, Inc.*	49,000	1,672,125
Championship Auto Racing Teams, Inc.*	319,100	6,701,100
Children's Place Retail Stores, Inc., The*	136,000 [2]	2,745,500
Citadel Communications Corp.*	543,300	6,485,644
Classic Communications, Inc.*	596,500	1,193,000
Concord Camera Corp.*	34,600	570,900
Consolidated Stores Corp.*	365,252	3,880,803
Cost Plus, Inc.*	81,400	2,431,825
Cox Radio, Inc., Class A*	318,600	7,188,413
Crown Media Holdings, Inc., Class A*	329,100	6,664,275
Duckwall-ALCO Stores, Inc.*	280,800	1,649,700
Emmis Broadcasting Corp., Class A*	1,095,100 [2]	31,415,681
Freds, Inc., Class A	310,850	6,430,709
Furniture Brands International, Inc.*	48,600	1,023,638
Gaylord Entertainment Co., Class A	226,233	4,722,614
Genesco, Inc.*	134,300 [2]	3,281,956
Getty Images, Inc.*	311,000 [2]	9,913,125
Gildan Activewear, Inc. *	29,500	1,154,188
Granite Broadcasting Corp.*	127,200	127,200
Helen of Troy, Ltd.*	505,700	2,433,681
Houghton Mifflin Co.	86,400	4,006,800
IHOP Corp.*	102,300	2,218,631
IMPCO Technologies, Inc.*	179,700	2,145,169
Insight Communications Co., Inc., Class A*	525,400	12,346,900
International Speedway Corp.	471,100	18,078,463
Isle Capri Casinos, Inc.*	563,000	5,981,875
John Wiley & Sons, Inc.	281,600	6,054,400
Lamar Advertising Co., Class A*	118,700 [2]	4,592,206
Liberty Satellite & Technology, Inc.*	581,600	1,835,675
Mediacom Communications Corp.*	432,200	7,401,425
Men's Wearhouse, Inc., The*	45,600	1,242,600
Michaels Stores, Inc.*	79,300	2,086,581
O'Charley's, Inc.*	121,900	2,171,344
Pacific Sunwear of California*	103,900	2,655,944
Pathmark Stores, Inc.*	155,300	2,562,450
Pier 1 Imports, Inc.	126,000	1,299,375
Pinnacle Entertainment, Inc.*	249,400	3,366,900
Polaris Ind., Inc.	66,400	2,639,400
Pomeroy Computer Resources, Inc.*	77,600	1,178,550
Quiksilver, Inc.*	61,600	1,193,500
Ross Stores, Inc.	390,000	6,581,250
Ruby Tuesday, Inc.	553,300	8,437,825
Russ Berrie and Company, Inc.	171,700	3,627,163
Saga Communications, Inc., Class A*	470,725	7,002,034
Saks, Inc.*	1,023,000	10,230,000
Salem Communications Corp., Class A*	457,800	6,867,000
School Specialty, Inc.*	80,700	$ 1,619,044
Sinclair Broadcast Group, Inc.*	160,700	1,607,000
SITEL Corp.*	193,500	556,312
Speedway Motorsports, Inc.*	395,300	9,487,200
Station Casinos, Inc.*	547,750 [2]	8,182,015
TJX Cos., Inc.	80,000	2,220,000
Tripath Technology, Inc.*	102,200	1,456,350
ValueVision International, Inc.*	65,500	826,937
Venator Group, Inc.*	624,200	9,675,100
Zale Corp.*	69,700	2,025,655
Total Consumer Discretionary		327,382,438
Consumer Staples - 1.3%		
Del Monte Foods Co.*	203,200	1,473,200
Delta and Pine Land Co.	322,100	6,743,969
Duane Reade, Inc.*	289,200 [2]	8,838,675
Glacier Water Services, Inc.*	84,700	656,425
International Multifoods Corp.	100,500	2,041,406
Sensient Technologies Corp.	78,300	1,781,325
Sylvan, Inc.*	24,400	222,650
United Natural Foods, Inc.*	20,300	350,175
Whole Foods Market, Inc.*	98,200 [2]	5,990,200
Total Consumer Staples		28,098,025
Energy - 2.9%		
Atwood Oceanics, Inc.*	179,900	7,881,419
Berry Petroleum Co., Class A	479,600	6,414,650
Chiles Offshore, Inc.*	53,600	1,340,000
Evergreen Resources, Inc.*	148,000	5,716,500
Hanover Compressor Co.*	94,900	4,228,981
HS Resources, Inc.*	32,300	1,368,713
Key Energy Services, Inc.*	798,400	8,333,300
Louis Dreyfus Natural Gas Corp.*	298,900	13,693,356
Newfield Exploration Co.*	30,600	1,451,588
Ocean Energy, Inc.*	65,700	1,141,538
Syntroleum Corp.*	247,200	4,186,950
Tidewater, Inc.	36,900	1,637,437
Tosco Corp.	75,000 [2]	2,545,312
Vintage Petroleum, Inc.	121,700	2,616,550
Total Energy		62,556,294
Financials - 9.4%		
Alabama National BanCorp.	64,400	1,457,050
Alexandria Real Estate Equities, Inc.	123,300	4,585,219
Allied Capital Corp.	814,565	17,004,044
AMB Property Corp.	67,500	1,742,344
American Physicians Capital, Inc.*	73,800	1,222,313
Andover Bancorp, Inc.	156,600	5,392,913
BancWest Corp.	99,200	2,591,600
Banner Corporation	210,540	3,210,735
Brandywine Realty Trust	79,000	1,634,313
Cadiz Inc.*	650,700	5,815,631
Cash America International, Inc.	657,300	2,875,688
Charter One Financial, Inc.	206,755	5,970,051
Chateau Communities, Inc.	299,529	9,116,914
Chittenden Corp.	317,200	9,615,125
Delphi Financial Group, Inc.*	67,100	2,583,350
Dime Bancorp, Inc.	112,400	3,322,825
Downey Financial Corp.	278,580	15,321,900
East West Bancorp, Inc.	69,200	1,717,025
Equity Inns, Inc.	511,300	3,163,669
First Industrial Realty Trust, Inc.	220,500	7,497,000
Firstar Corp.	129,719 [2]	3,015,967
Golden State Bancorp, Inc.	200,200	6,293,788
Harbor Florida Bancshares, Inc.	224,900	3,331,331
Health Care Property Investors, Inc.	196,500	5,870,438
Heller Financial, Inc.	90,800	2,786,425
Hibernia Corp.	866,500	11,047,875
Hilb, Rogal & Hamilton Co.	128,000	5,104,000
National Western Life Insurance Co., Class A*	12,000	1,236,750

The accompanying notes are an integral part of these financial statements.

Schedule of Portfolio Investments (continued)

Security Description	Shares	Value
Financials (concluded)		
Old Republic International Corp.	134,300	$ 4,297,600
Penn Treaty American Corp.*	215,900 [2]	3,778,250
People's Bank	48,200	1,247,175
Pinnacle Holdings, Inc.*	410,300	3,718,344
Raymond James Financial, Inc.	85,500	2,981,813
Riverview Bancorp, Inc.	100,000	825,000
Seacoast Financial Services Corp.	327,500	3,909,531
Selective Insurance Group, Inc.	42,200	1,023,350
Sovran Self Storage, Inc.	95,500	1,898,062
St. Joe Company, The	111,500	2,453,000
StanCorp Financial Group, Inc.	48,200	2,301,550
Sterling Financial Corp.*	196,020	2,352,240
Summit Bancorp	71,332	2,723,990
Summit Properties, Inc.	68,900	1,791,400
Sun Communities, Inc.	213,400	7,148,900
Timberland Bancorp, Inc.	95,400	1,258,087
Trenwick Group, Ltd.	67,600	1,677,324
Washington Mutual, Inc.	33,750	1,790,858
Waypoint Financial Corp.	104,000	1,144,000
Webster Financial Corp.	279,800	7,904,350
Total Financials		200,751,107
Health Care - 12.7%		
Advance Paradigm, Inc.*	163,600	7,433,575
Albany Molecular Research, Inc.*	208,000 [2]	12,844,000
American Retirement Corp.*	74,900	228,445
AmeriPath, Inc.*	90,100	2,252,500
Arthrocare Corp.*	532,000 [2]	10,374,000
Bindley Western Ind., Inc.	257,066	10,684,306
Celgene Corp.*	244,700	7,968,044
CIMA Labs, Inc.*	137,900	8,963,500
Cytyc Corp.*	89,000 [2]	5,556,938
Gene Logic, Inc.*	724,700	13,316,363
HEALTHSOUTH Corp.*	1,598,700	26,078,794
Inhale Therapeutic Systems, Inc.*	75,600 [2]	3,780,000
Invacare Corp.	83,700	2,866,725
King Pharmaceuticals, Inc.*	309,645	16,004,776
Lifeline Systems, Inc.*	60,900	761,250
Medicis Pharmaceutical Corp.*	247,900	14,657,088
Molecular Devices Corp.*	178,600 [2]	12,167,125
National Dentex Corp.*	115,700	2,270,613
OrthAlliance, Inc., Class A*	424,700 [2]	1,141,381
Orthodontic Centers of America, Inc.*	365,500	11,421,875
Owens & Minor, Inc. Holding Co.	213,300 [2]	3,786,075
Oxford Health Plans, Inc.*	482,700	19,066,650
Prime Medical Services, Inc.*	338,900	1,694,500
Priority Healthcare Corp., Class B*	229,122	9,308,081
Province Healthcare Co.*	135,500	5,335,313
Quorum Health Group, Inc.*	960,850	15,133,388
Renal Care Group, Inc.*	344,525	9,431,371
Res-Care, Inc.*	494,100 [2]	2,223,450
Sangamo BioSciences, Inc.*	145,700 [2]	2,832,043
Sunrise Assisted Living, Inc.*	256,400 [2]	6,410,000
Techne Corp.*	252,200	9,094,962
Triad Hospitals, Inc.*	280,900 [2]	9,146,805
Universal Health Services, Inc., Class B*	60,000	6,705,000
Total Health Care		270,938,936
Industrials - 20.0%		
AAR Corp.	259,200	3,272,400
ABM Ind., Inc.	334,500	10,244,063
Advanced Energy Ind., Inc.*	114,200	2,583,775
Aeroflex Inc.*	399,150	11,500,509
AHL Services, Inc.*	548,100	5,515,256
Airborne, Inc.	418,200	4,077,450
Albany International Corp.*	94,500	1,269,844
Allied Waste Ind., Inc.*	750,225	10,925,152
Artesyn Technologies, Inc.*	65,700	1,047,094
Axsys Technologies, Inc.*	460,100 [2]	12,767,775

Security Description	Shares	Value
Baker, Michael Corp.*	280,500	$ 2,173,875
Belden, Inc.	109,900	2,788,713
C&D Technologies, Inc.	435,200	18,795,200
Capital Environmental Resource, Inc. *	333,200	749,700
Casella Waste Systems Inc., Class A*	717,450	6,143,166
Central Parking Corp.	291,700 [2]	5,834,000
Chemed Corp.	178,200	5,991,975
Chicago Bridge & Iron Co. N.V.	89,500	1,605,406
Children's Comprehensive Services, Inc.*	105,100	249,613
CNF Transportation, Inc.	68,100	2,302,631
Cognex Corp.*	43,500	957,000
CoStar Group, Inc.*	133,100	3,102,894
CSG Systems International, Inc.*	55,900	2,613,325
CTS Corp.	45,200	1,646,975
DiamondCluster International, Inc.*	109,200	3,323,775
Dycom Ind., Inc.*	201,750	7,250,391
Education Management Corp.*	67,700	2,420,275
EGL, Inc.*	163,500	3,862,688
Electro Rent Corp.*	143,000	2,019,875
Electro Scientific Ind., Inc.*	100,900	2,818,894
Encompass Services Corp.*	789,722	3,997,968
F.Y.I., Inc.*	311,400	11,541,263
Florida East Coast Ind., Inc.	25,760	880,670
Fritz Cos., Inc.*	792,400	4,803,925
IDEX Corp.	62,300	2,063,688
IMS Health, Inc.	1,039,600	28,069,200
Infocrossing, Inc.*	104,500	620,469
Interpool, Inc.	138,000	2,354,625
Iron Mountain, Inc.*	437,860 [2]	16,255,553
ITT Educational Services, Inc.*	746,800	16,429,600
ITT Ind., Inc.	68,200	2,642,750
Jacobs Engineering Group, Inc.*	62,300	2,877,481
JLG Ind., Inc.	388,600	4,128,875
Landstar System, Inc.*	24,700	1,394,006
Littelfuse, Inc.*	216,600 [2]	6,200,175
Lydall, Inc.*	234,000	2,032,875
Manpower, Inc.	46,500	1,767,000
MedQuist, Inc.*	350,148	5,602,368
Mettler-Toledo International, Inc.*	326,500	17,753,438
Mobile Mini, Inc.*	321,700	7,318,675
MSC Industrial Direct Co., Class A*	69,200	1,249,925
National Processing, Inc.*	238,300 [2]	4,051,100
NCO Group, Inc.*	296,900	9,018,338
New England Business Service, Inc.	64,800	1,182,600
NOVA Corp.*	297,284	5,927,100
Oshkosh Truck Corp.	112,700	4,958,800
Pittston Brink's Group	755,941 [2]	15,024,327
Power-One, Inc.*	110,500	4,344,031
Republic Services, Inc.*	261,500	4,494,531
Reynolds & Reynolds Co., Class A, The	150,000	3,037,500
Sea Containers, Ltd., Class A	137,000	2,979,750
Sea Containers, Ltd., Class B	13,890	298,635
Sensormatic Electronics Corp.*	247,300 [2]	4,961,456
Sequa Corp., Class A*	99,600	3,622,950
Sequa Corp., Class B*	38,300	2,135,225
Stewart & Stevenson Services, Inc.	500,100	11,346,019
TeleTech Holdings, Inc.*	921,300	16,928,887
Thomas & Betts Corp.	552,400 [2]	8,941,974
United Stationers, Inc.*	53,300	1,322,505
URS Corp.*	401,400 [2]	5,895,562
Volt Information Sciences, Inc.*	69,350	1,439,012
Waste Connections, Inc.*	339,300	11,196,900
Waste Ind., Inc.*	449,500 [2]	2,668,904
Watsco, Inc.	407,500	4,694,400
Werner Enterprises, Inc.	67,800	1,148,362
Xtra Corp.*	322,100	15,460,800
Total Industrials		426,917,886

The accompanying notes are an integral part of these financial statements.

Schedule of Portfolio Investments (continued)

Security Description	Shares	Value
Information Technology - 25.3%		
ACT Manufacturing, Inc.*	75,800	$ 1,189,113
Actuate Software Corp.*	386,600	7,393,725
Acxiom Corp.*	140,800	5,473,600
Advanced Power Technology, Inc.*	226,900	2,751,163
Advanced Switching Communications, Inc.*	225,500	1,099,313
Alpha Ind., Inc.*	616,100	23,296,281
American Management Systems, Inc.*	726,300 [2]	14,389,819
ANADIGICS, Inc.*	537,900 [2]	8,808,113
Anaren Microwave, Inc.*	473,300	31,799,844
Applied Micro Circuits Corp.*	209,222	15,743,956
ATMI, Inc.*	295,000	5,734,063
AudioCodes, Ltd.*	86,200	1,163,700
Broadbase Software, Inc.*	188,300	1,176,875
Cabletron Systems, Inc.*	604,700	9,108,294
CACI International, Inc., Class A*	159,700	3,693,063
California Amplifier, Inc.*	615,200	5,690,600
C-Cor.net Corp.*	268,900	2,604,969
Ceragon Networks, Ltd.*	419,100 [2]	5,003,006
Cerner Corp.*	232,500	10,753,125
Checkpoint Systems, Inc.*	359,900 [2]	2,676,756
Comdial Corp.*	82,200	82,200
Conexant Systems, Inc.*	419,000	6,389,750
Credence Systems Corp.*	210,100	4,871,694
Critical Path, Inc.*	655,700	20,121,794
Digital Lightwave, Inc.*	187,000	5,913,875
Ditech Communications Corp.*	151,300	2,439,713
Docent, Inc.*	418,100 [2]	3,606,113
Documentum, Inc.*	67,700	3,355,381
DuPont Photomasks, Inc.*	202,000	10,680,750
Eclipsys Corp.*	198,000	4,851,000
Efficient Networks, Inc.*	135,400 [2]	1,929,450
Fairchild Semiconductor International Corp., Class A *	111,400	1,608,338
FEI Co.*	428,100	9,739,275
Finisar Corp.*	201,700	5,836,694
FSI International, Inc.*	250,000	2,062,500
GSI Lumonics Inc.*	180,700	1,445,600
InFocus Corp.*	120,900	1,753,050
Informatica Corp.*	302,600 [2]	11,952,700
Ingram Micro, Inc., Class A*	76,900	865,125
Intergrated Telecom Express, Inc.*	155,500	743,484
Internet Commerce Corp., Class A*	210,000 [2]	577,500
Inter-Tel, Inc.	409,200	3,145,725
Keane, Inc.*	67,800	661,050
KEMET Corp.*	235,300	3,558,913
Kent Electronics Corp.*	701,700	11,578,050
Kopin Corp.*	297,100	3,268,100
L-3 Communications Holdings, Inc.*	134,500	10,356,500
LSI Ind., Inc.	67,500	1,358,438
MCK Communications, Inc.*	319,400 [2]	2,694,938
MDSI Mobile Solutions, Inc.*	86,800	683,550
Mercury Interactive Corp.*	113,500	10,236,281
Micrel, Inc.*	338,200	11,371,975
Microchip Technology, Inc.*	290,699	6,377,209
Micromuse, Inc.*	160,000	9,650,000
Mitel Corp.*	589,700	4,754,456
MRV Communications, Inc.*	300,500 [2]	4,019,188
Natural MicroSystems Corp.*	252,100	2,481,609
Netopia, Inc.*	270,100	1,164,806
New Focus, Inc.*	53,200 [2]	1,842,050
Newport Corp.	124,000	9,741,750
Orbotech, Ltd.*	132,400	4,931,900
Parametric Technology Corp.*	1,100,200	14,783,938
PC-Tel, Inc.*	206,300	2,204,831
Polycom, Inc.*	298,400	9,642,050
PRI Automation, Inc.*	139,000	2,606,250

Security Description	Shares	Value
Primus Knowledge Solutions, Inc. *	254,600 [2]	$ 1,607,163
Puma Technology, Inc.*	744,200	3,093,081
RadiSys Corp.*	61,600	1,593,900
Rare Medium Group, Inc.*	64,800 [2]	123,525
Rational Software Corp.*	113,000	4,392,875
Rogers Corp.*	153,400	6,298,988
Sanchez Computer Associates, Inc.*	390,100 [2]	3,218,325
SBA Communcations Corp.*	140,000	5,740,000
Semtech Corp.*	63,000	1,382,063
Sipex Corp.*	357,300	8,552,869
SmartForce PLC, Sponsored ADR*	816,800 [2]	30,630,000
Spectra-Physics Lasers, Inc.*	205,100	5,178,775
Spectrasite Holdings, Inc.*	352,200	4,644,638
Stanford Microdevices, Inc.*	161,100 [2]	5,789,530
Stratos Lightwave, Inc.*	349,500 [2]	5,941,500
Symantec Corp.*	53,500	1,778,874
Synopsys, Inc.*	215,000	10,185,624
Take-Two Interactive Software, Inc.*	65,700	751,443
Tech Data Corp.*	37,200	1,004,400
Telcom Semiconductor Inc.*	151,300	1,721,037
Teledyne Technologies, Inc.*	10,219	241,423
Tollgrade Communications, Inc.*	117,700	4,296,050
TranSwitch Corp.*	301,800 [2]	11,807,924
TriQuint Semiconductor, Inc.*	170,200	7,435,612
Varian Semiconductor Equipment Associates, Inc.*	391,400	9,197,900
WebEx Communications, Inc.*	81,900 [2]	1,709,662
ZYGO Corp.*	266,300	7,439,755
Total Information Technology		539,245,857
Materials - 0.3%		
Allegheny Technologies, Inc.	35,769	567,833
U.S. Aggregates, Inc.	489,500 [2]	3,763,031
Wolverine Tube, Inc.*	103,300	1,238,567
Total Materials		5,569,431
Telecommunication Services - 2.9%		
American Tower Corp., Class A*	217,500 [2]	8,237,813
Boston Communications Group, Inc.*	547,200	15,253,200
Commonwealth Telephone Enterprises, Inc.*	125,700	4,328,794
Dobson Communications Corp.*	669,700	9,752,506
General Communication, Inc., Class A*	400,000	2,800,000
Intermedia Communications Inc.*	215,600 [2]	1,549,625
NTELOS, Inc.*	267,900	4,721,738
Price Communications Corp.*	459,540	7,726,016
Rural Cellular Corp., Class A*	263,500	7,789,719
Total Telecommunication Services		62,159,411
Utilities - 0.6%		
Atmos Energy Corp.	49,700	1,211,438
El Paso Electric Co.*	808,900	10,677,480
Total Utilities		11,888,918
Total Common Stocks		
(cost $1,725,850,206)		1,935,508,303

Short-Term Investments — 12.7%

	Principal Amount	Value
Commercial Paper — 4.2%		
Clipper Receivables Corp., 6.42%, due 01/17/01	$90,000,000	89,967,300
U.S. Treasury Notes — 0.2%		
4.250-13.875%, 02/15/01-11/15/27 [3]	4,555,613	4,555,613

The accompanying notes are an integral part of these financial statements.

Schedule of Portfolio Investments (concluded)

Security Description	Shares	Value
Other Investment Companies – 8.3%[1]		
AIM Liquid Assets		
Portfolio, 6.50%	49,317,813	$ 49,317,813
Calvert Cash Reserves		
Institutional Prime Fund, 6.64%	5,368,474	5,368,474
CitiFunds Institutional		
Liquid Reserves, 6.53%	3,382,779	3,382,779
Harris Insight		
Money Market Fund, 6.57%	36,955,692	36,955,692
J.P. Morgan Institutional		
Money Market Fund, 6.51%	9,202,849	9,202,849
Navigator Securities Lending		
Prime Portfolio, 6.47%[3]	72,738,495	72,738,495
Total Other Investment Companies		176,966,102
Total Short-Term Investments		
(cost $271,489,015)		271,489,015
Total Investments – 103.5%		
(cost $1,997,339,221)		2,206,997,318
Other Assets, less Liabilities – 3.5%		(74,621,113)
Net Assets - 100.0%		$2,132,376,205

See Notes to Schedules of Portfolio Investments on page 54.

Managers International Equity Fund

December 31, 2000

Schedule of Portfolio Investments

Security Description	Shares	Value
Common Stocks - 96.6%		
Consumer Discretionary - 11.8%		
Agfa Gevaert NV (Belgium)	204,700	$ 4,880,294
Carlton Communications PLC (United Kingdom)	286,104	2,613,928
Club Mediterranee SA (France)	26,548	2,266,007
Electrolux AB, Series B (Sweden)	214,000	2,777,307
EMI Group PLC (United Kingdom)	206,165	1,695,532
GKN PLC (United Kingdom)	137,200	1,450,447
Granada Media PLC (United Kingdom)*	263,700	1,675,820
Great Universal Stores PLC (United Kingdom)	391,800	3,078,687
Grupo Televisa SA, Sponsored GDR (Mexico)*	60,400	2,714,225
Hunter Douglas NV (Netherlands)	37,400	1,025,463
Independent News & Media PLC (Ireland)	1,982	5,397
Isetan Co., Ltd. (Japan)	142,000	1,496,763
Lagardere S.C.A. (France)	89,800	5,211,111
Lawson, Inc. (Japan)	66,200	2,617,425
Li & Fung, Ltd. (Hong Kong)*	1,394,000	2,528,956
Matsushita Electric Ind. (Japan)	147,000	3,510,409
Metro AG (Germany)	83,900	3,923,348
Nintendo Corp., Ltd. (Japan)	18,800	2,958,467
Nissan Motor Co., Ltd. (Japan)*	717,000	4,126,889
Pirelli SpA (Italy)*	1,110,500	3,952,057
Reed International (United Kingdom)	454,900	4,761,485
Renault SA (France)	33,900	1,766,681
Reuters Group PLC (United Kingdom)	308,552	5,227,411
Ricoh Co., Ltd. (Japan)	59,000	1,088,961
Sony Corp. (Japan)	89,800	6,205,564
Wolters Kluwer NV (Netherlands)	103,500	2,822,296
World Co., Ltd. (Japan)	36,000	1,360,393
Total Consumer Discretionary		77,741,323
Consumer Staples - 6.9%		
Cadbury Schweppes PLC (United Kingdom)	485,386	3,360,444
Diageo PLC (United Kingdom)	345,276	3,872,185
Heineken NV (Netherlands)	56,950	3,446,531
Kao Corp. (Japan)	111,000	3,223,583
Koninklijke Ahold (Netherlands)	237,393	7,659,255
Koninklijke Wessanen NV (Netherlands)	228,800	2,825,187
Loblaw Companies Ltd. (Canada)	31,000	1,043,458
Nutreco Holding NV (Netherlands)	80,278	4,266,566
Parmalat Finanziaria SpA (Italy)*	4,210,800	6,820,547
Reckitt & Benckiser PLC (United Kingdom)	139,625	1,924,964
Tesco PLC (United Kingdom)	1,042,400	4,251,357
Woolworths, Ltd. (Australia)	538,600	2,523,052
Total Consumer Staples		45,217,129
Energy - 7.5%		
Alberta Energy Co., Ltd. (Canada)	159,700	7,642,778
BP Amoco PLC (United Kingdom)	684,400	5,526,271
Ente Nazionale Idrocarburi SpA (Italy)	448,600	2,864,400
Enterprise Oil PLC (United Kingdom)	407,000	3,450,689
Innogy Holding, PLC (United Kingdom)	358,899	1,035,757
Nexen, Inc. (Canada)	69,000	1,701,660
Petro-Canada (Canada)	97,700	2,484,340
Shell Transport & Trading Co., registered shares (United Kingdom)	585,247	4,804,409

Security Description	Shares	Value
Talisman Energy Inc. (Canada)*	291,900	$ 10,827,325
Total Fina SA (France)	35,648	5,302,197
Woodside Petroleum Ltd. (Australia)	422,479	3,466,226
Total Energy		49,106,052
Financials - 19.3%		
ACOM Co., Ltd. (Japan)	11,400	840,640
Alleanza Assicurazioni (Italy)	107,400	1,711,400
Allianz AG, (Vinkuliert) (Germany)	17,686	6,619,610
Axa (France)*	24,160	3,493,680
Baloise Holding, Ltd. (Switzerland)	3,900	4,282,806
Banca Popolare di Verona (Italy)	182,800	2,119,867
Bank of Ireland (Ireland)	407,800	4,039,849
Banque Nationale de Paris (France)	28,400	2,493,420
Bayerische Vereinsbank AG (Germany)	82,200	4,654,303
BCA Popolare di Novara (Italy)*	196,400	1,453,226
CGNU PLC (United Kingdom)	216,100	3,496,314
Daiwa Securities Co., Ltd. (Japan)	195,000	2,034,946
Halifax Group PLC (United Kingdom)	250,700	2,487,274
HSBC Holdings PLC (United Kingdom)	271,883	4,004,485
Hutchison Whampoa, Ltd . (Hong Kong)	180,000	2,244,317
ING Groep NV (Netherlands)	77,900	6,223,439
Istituto Bancario San Paolo di Torino (Italy)*	169,300	2,737,509
Manulife Financial Corp. (Canada)	141,600	4,431,194
Mediobanca SpA (Italy)	187,300	2,124,566
Mitsubishi Estate Co., Ltd. (Japan)	332,000	3,543,037
Mitsui Fudosan Co., Ltd. (Japan)	353,000	3,504,680
Mizuho Holdings, Inc. (Japan)	484	2,997,481
Munchener Rueckvericherungs -Gesellschaft, registered shares (Germany)	13,620	4,873,444
New World China Land, Ltd. (Hong Kong)*	1,988	567
Nikko Securities Co., Ltd., The (Japan)	306,000	2,368,877
Nordbanken Holding AB (Sweden)	498,700	3,777,630
Orix Corp., Ltd. (Japan)	24,760	2,482,064
Oversea-Chinese Banking Corp., Ltd. (Singapore)	752,300	5,603,158
Prudential Corp. PLC (United Kingdom)	342,845	5,521,308
Royal & Sun Alliance Insurance Group PLC (United Kingdom)	1,120,111	9,597,190
Sakura Bank (Japan)	943,000	5,691,655
Sumitomo Trust and Banking Co. (Japan)	293,000	1,991,436
Svenska Handelsbanken, Series A (Sweden)	168,300	2,879,590
Takefuji Corp. (Japan)	32,000	2,015,395
United Overseas Bank, Ltd. (Singapore)	588,608	4,417,958
Zurich Financial Services AG (Switzerland)	6,815	4,107,753
Total Financials		126,866,068
Health Care - 9.2%		
Altana AG (Germany)	49,600	7,731,348
AstraZeneca Group PLC (United Kingdom)	46,769	2,360,262
Aventis SA (France)	56,749	4,982,362
Chugai Pharmaceutical Co., Ltd. (Japan)	126,000	2,094,122
Daiichi Pharmaceutical Co., Ltd. (Japan)	83,000	2,468,509
Fresenius AG, Preferred (Germany)	13,300	3,546,790

The accompanying notes are an integral part of these financial statements.

45

Schedule of Portfolio Investments (continued)

Security Description	Shares	Value
Health Care (concluded)		
GlaxoSmithKline PLC (United Kingdom)	340,220	$ 9,615,017
KYORIN Pharmaceutical Co., Ltd. (Japan)	24,000	848,146
Luxottica Group ADR - SpA (Italy)	96,800	1,331,000
Novartis AG, registered shares (Switzerland)	1,799	3,179,798
Roche Holdings AG (Switzerland)	662	6,742,933
Sankyo Co., Ltd. (Japan)	196,000	4,697,691
Sanofi-Synthelabo SA (France)	43,800	2,920,101
Schering AG (Germany)	51,686	2,936,255
Serono SA (Switzerland)	800	769,943
Shire Pharmaceuticals Group PLC, Sponsored ADR (United Kingdom)*	25,000	1,146,875
Yamanouchi Pharmaceutical Co., Ltd. (Japan)	74,000	3,197,691
Total Health Care		60,568,843
Industrials - 10.4%		
ABB, Ltd. (Switzerland)*	21,197	2,259,104
BAA PLC (United Kingdom)	255,900	2,364,761
Bombardier Inc. (Canada)	248,300	3,831,330
Bouygues SA (France)	28,000	1,268,589
British Aerospace PLC (United Kingdom)	463,604	2,648,128
Canadian National Railway Co. (Canada)	104,800	3,111,250
Compagnie De Saint-Gobain (France)	14,820	2,328,143
Deutsche Post AG (Germany)*	83,958	1,806,145
European Aeonautic Defense and Space Company (Netherlands)*	51,000	1,133,053
Eurotunnel SA (France)*	1,855,931	1,847,282
Investor AB (Sweden)	283,400	4,233,436
Ivensys PLC (United Kingdom)	1,520,500	3,558,190
Jenoptik AG (Germany)	280,700	8,197,252
Minebea Co., Ltd. (Japan)	199,000	1,841,690
Mitsui & Co., Ltd. (Japan)	98,000	616,358
MTR Corp., Ltd. (a) (Hong Kong)	1,955,000	3,433,914
Railtrack Group PLC (United Kingdom)	175,241	2,423,851
Siemens AG (Germany)	30,679	4,010,014
Thomson CSF (France)	80,400	3,854,049
Tokyu Corp. (Japan)	827,000	4,456,193
Vivendi Universal (France)	132,666	8,732,591
Total Industrials		67,955,323
Information Technology - 4.5%		
Alcatel (France)	33,300	1,891,756
ARM Holdings PLC (United Kingdom)*	91,790	694,503
Canon Inc. (Japan)	119,000	4,163,751
Fujitsu Ltd. (Japan)	231,000	3,402,764
Getronics NV (Netherlands)	179,400	1,054,538
Hitachi, Ltd. (Japan)	301,000	2,680,353
Koninklijke Philips Electronics N.V. (Netherlands)	59,062	2,164,024
Nortel Networks Corp. (Canada)	73,300	2,357,345
Omron Corp. (Japan)	132,000	2,742,302
Samsung Electronics (South Korea)	13,900	1,736,126
STMicroelectronics NV (France)	45,880	2,003,281
TDK Corp. (Japan)	28,600	2,781,945
Toshiba Corp. (Japan)	302,000	2,018,266
Total Information Technology		29,690,954
Materials - 11.8%		
Akzo Nobel NV (Netherlands)	241,300	12,960,413
Anglo American Platinum Corp., Ltd., ADR (South Africa)	120,476	5,602,038

Security Description	Shares	Value
Aracruz Celulose SA, Sponsored ADR (Brazil)	87,400	$ 1,305,538
Asahi Chemical Ind. Co., Ltd. (Japan)	175,000	1,007,260
Aventis SA (France)	59,516	5,191,764
Barrick Gold Corp. (Canada)	60,000	984,203
BASF AG (Germany)	105,688	4,780,439
Bayer AG (Germany)	105,570	5,538,405
BOC Group PLC (United Kingdom)	262,064	3,985,261
Broken Hill Proprietary Co., Ltd. (Australia)	676,767	7,137,299
Clariant AG, registered shares (Switzerland)	6,100	2,186,501
Companhia Vale do Rio Doce, Sponsored ADR (Brazil)	52,800	1,285,617
Impala Platinum Holdings, ADR (South Africa)	79,100	4,031,268
Kymmene OY (Finland)	64,240	2,204,745
Rio Tinto PLC (United Kingdom)	229,290	4,038,860
Shin-Etsu Chemical Co., Ltd. (Japan)	43,000	1,655,004
Stillwater Mining Co. (United States)*	114,100	4,489,835
Sumitomo Bakelite Co., Ltd. (Japan)	98,000	902,677
Syngenta AG (Switzerland)	1,162	62,369
Teijin, Ltd. (Japan)	499,000	2,575,315
Thyssen Krupp AG (Germany)*	109,600	1,698,086
WMC, Ltd. (Australia)	942,400	4,014,596
Total Materials		77,637,493
Telecommunication Services - 8.2%		
BCE, Inc. (Canada)	93,684	2,703,813
BCE, Inc., New York registered shares (Canada)	56,875	1,645,820
British Telecommunications PLC (United Kingdom)	382,900	3,274,989
Cable & Wireless PLC (United Kingdom)	542,506	7,325,221
Cable & Wireless PLC, Sponsored ADR (United Kingdom)	5,400	215,325
China Mobile (Hong Kong), Ltd., (Hong Kong)*	362,000	1,977,153
China Mobile (Hong Kong), Ltd., Sponsored ADR (Hong Kong)*	118,000	3,200,750
Cosmote (a) (Greece)*	54,000	861,062
Cosmote SA (Greece)*	4,100	65,377
Nippon Telegraph & Telephone Corp. (Japan)	1,263	9,092,451
NTT Mobile Communication Network, Inc. (Japan)	199	3,429,234
Portugal Telecom SA (Portugal)*	328,800	3,007,158
SK Telecom Co., Ltd. (South Korea)	8,200	1,640,000
SK Telecom Co., Ltd., Sponsored ADR (South Korea)	96,800	2,280,850
Tele Danmark A/S (Denmark)	45,300	1,847,874
Telecom Italia Mobile SpA (Italy)	181,000	1,444,651
Telefonica SA (Spain)*	162,563	2,686,580
Vodafone Group PLC (United Kingdom)	1,913,767	7,025,366
Total Telecommunication Services		53,723,674
Utilities - 7.0%		
Endesa SA (Spain)	210,800	3,592,632
Hong Kong Electric Group (Hong Kong)	285,000	1,052,348
Korea Electric Power (KEP) Corp. (South Korea)	125,230	2,336,307
National Grid Group PLC (United Kingdom)	690,668	6,284,321
National Power PLC (United Kingdom)	358,899	1,347,021

The accompanying notes are an integral part of these financial statements.

46

Schedule of Portfolio Investments (concluded)

Security Description	Shares	Value
Utilities (concluded)		
Scottish Power PLC		
(United Kingdom)	670,000	$ 5,299,793
Suez Lyonnaise des Eaux (France)	75,129	13,721,219
Veba AG (Germany)	139,661	8,498,003
Vivendi Environnemt (France)*	86,400	3,772,525
Total Utilities		45,904,169
Total Common Stocks		
(cost $580,335,545)		634,411,028
Other Investment Companies - 2.4%[1]		
Calvert Cash Reserves		
Institutional Prime Fund, 6.64%	5,574,152	5,574,152
Harris Insight Money		
Market Fund, 6.57%	1,098,250	1,098,250
J.P. Morgan Institutional Money		
Market Fund, 6.51%	8,936,582	8,936,582
Total Other Investment Companies		
(cost $15,608,984)		15,608,984
Total Investments - 99.0%		
(cost $595,944,529)		650,020,012
Other Assets, less Liabilities - 1.0%		6,610,466
Net Assets - 100.0%		$656,630,478

See Notes to Schedule of Portfolio Investments on page 54.

The accompanying notes are an integral part of these financial statements.

47

Managers Emerging Markets Equity Fund
December 31, 2000

Schedule of Portfolio Investments

Security Description	Shares	Value
Common Stocks - 101.9%		
Consumer Discretionary - 11.7%		
Asia Satellite Telecommunications Holdings, Ltd. (Hong Kong)	108,000	$ 224,316
Benpres Holdings Corp. (Phillipines)*	1,300,000	75,400
Grupo Elektra SA de CV, Sponsored ADR (Mexico)	33,500	276,375
Grupo Televisa SA, Sponsored GDR (Mexico)*	5,000	224,688
Li & Fung, Ltd. (Hong Kong)*	120,000	217,701
Oriental Press Group, Ltd. (Hong Kong)*	892,800	130,491
Resorts World Berhad (Malaysia)	68,000	108,263
Vestel Electronic Sanayi ve Ticaret AS (Turkey)*	52,500,000	193,850
Total Consumer Discretionary		1,451,084
Consumer Staples - 7.0%		
Companhia de Bebidas das Americas (Ambev) (Brazil)	10,900	280,675
Fomento Economico Mexicano SA de CV (Mexico)	29,000	86,563
Fomento Economico Mexicano SA, Sponsored ADR (Mexico)	5,100	152,362
Mavesa SA (Venezuala)	57,000	342,000
Total Consumer Staples		861,600
Energy - 5.4%		
OAO Lukoil Holding, Sponsored ADR (Russia)	5,000	185,000
Sasol, Ltd. (South Africa)	40,000	258,755
Surgutneftegaz Jsc (Russia)	22,000	228,800
Total Energy		672,555
Financials - 20.9%		
Akbank TAS (Turkey)	65,000,000	412,129
Bank Leumi Le-Israel (Israel)	92,000	213,196
Chinatrust Commmercial Bank (Taiwan)*	398,596	239,495
Credicorp, Ltd. (Peru)	42,300	253,800
H&CB ADR (South Korea)	32,730	368,217
OTP Bank Rt. (Hungary)	4,000	224,986
Public Bank Berhard (Malaysia)	348,000	271,074
Samsung Securities Co., Ltd. (South Korea)	7,200	132,047
Uniao de Bancos Brasileiros SA, (Unibanco), Sponsored GDR (Brazil)	11,000	323,812
Yapi ve Kredi Bankasi AS (Turkey)*	30,000,000	154,407
Total Financials		2,593,163
Industrials - 15.4%		
Barlow, Ltd. (South Africa)	60,000	377,428
Consorcio Ara SA de CV (Mexico)*	225,000	266,771
Orascom Construction Ind. (Egypt)*	20,000	241,645
Pliva d.d., registered shares GDR (Croatia)*	33,000	382,800
Richter Gedeon Rt., Sponsored GDR (Hungary)	3,500	205,625
Samsung Electronics, Ltd., GDR representing 1/2 voting shares (a) (South Korea)	3,670	259,653
Telekomunikacja Polska SA, Sponsored GDR (a) (Poland)*	13,113	88,513
Telekomunikacja Polska SA, Sponsored GDR (Poland)	11,887	80,237
Total Industrials		1,902,672

Security Description	Shares	Value
Information Technology - 10.4%		
Ambit Microsystems Corp. (Taiwan)	28,000	$ 118,780
ASE Test, Ltd. (Taiwan)*	9,400	79,900
Hon Hai Precision Ind. (Taiwan)	50,400	255,652
Magic Software Enterprises Ltd. (Israel)*	7,041	16,722
Prokom Software SA, Sponsored GDR (a) (Poland)*	3,000	62,250
Reunert, Ltd. (South Africa)	180,000	309,237
Shin Corp. Public Co., Ltd. (Thailand)*	29,000	106,912
Siliconware Precision Ind. Ltd. (Taiwan)*	21,986	54,965
Siliconware Precision Ind. Co. (Taiwan)*	147,458	81,921
Taiwan Semiconductor Manufacturing Co. (Taiwan)*	80,976	194,372
Tioga Technologies, Ltd. (Israel)*	6,000	10,688
Total Information Technology		1,291,399
Materials - 11.8%		
Antofagasta PLC (Chile)	20,638	135,784
BorsodChem Rt. (Hungary)	4,000	95,814
Companhia Vale do Rio Doce, Sponsored ADR (Brazil)	10,300	250,793
Hindalco Ind., Ltd., Sponsored GDR (a) (India)	20,000	357,000
KGHM Polska Miedz SA (Poland)*	55,000	343,376
Pohang Iron & Steel Co., Ltd. (South Korea)	4,550	131,440
Siderca SAI.C. (Argentina)	75,000	146,484
Total Materials		1,460,691
Telecommunication Services - 16.3%		
Celular CRT Participacoes SA, Preferred (Brazil)*	950,199	306,987
China Mobile, Ltd., Sponsored ADR (Hong Kong)*	9,000	244,125
Orckit Communications, Ltd. (Israel)*	6,000	12,375
Perusahaan Telekomunikasi (Indonesia)	50,000	206,250
Philippine Long Distance Telephone Co., Sponsored ADR (Phillipines)	11,000	195,938
SK Telecom Co., Ltd., Sponsored ADR (South Korea)	10,000	235,625
Tele Norte Leste Participacoes SA (Brazil)	240	5,476
Telefonos de Mexico SA, Sponsored ADR (Mexico)	6,870	310,009
Telesp Celular Participacoes SA (Brazil)	11,190	302,130
Videsh Sanchar Nigam, Ltd. (India)	16,350	204,375
Total Telecommunication Services		2,023,290
Utilities - 3.0%		
Huaneng Power International, Inc. (Hong Kong)	764,000	369,771
Total Common Stocks		
(cost $14,029,073)		12,626,225
Other Investment Companies - 0.0%[4]		
J.P. Morgan Institutional Money Market Fund, 6.51%[1] (cost $637)	637	637
Total Investments - 101.9%		
(cost $14,029,710)		12,626,862
Other Assets, less Liabilities – (1.9%)		(237,099)
Net Assets - 100.0%		$ 12,389,763

See Notes to Schedules of Portfolio Investments on page 54.

The accompanying notes are an integral part of these financial statements.

Schedule of Portfolio Investments

Security Description	Principal Amount	Value
Corporate Bonds - 66.5%		
Asset Backed - 3.2%		
Community Program Loan Trust, 4.500%, 04/01/29	$ 750,000	$ 608,438
Nomura Asset Securities Corp., Series 1998-D6, Class A3, 7.227%, 03/17/28	1,000,000	1,026,142
Total Asset Backed		1,634,580
Convertible Bonds - 10.1%		
Loews Corp., Sub., 3.125%, 09/15/07	2,335,000	2,059,774
Noram Energy, Sub., 6.000%, 03/15/12	475,000	427,500
Thermo Electron Corp., 4.250%, 01/01/03 (a)	1,000,000	997,500
Thermo Instrument System, 4.500%, 10/15/03 (a)	550,000	525,937
Thermo Terratech, Inc., Euro-dollar, Sub., 4.625%, 05/01/03	450,000	414,000
Thermo Terratech, Inc., Sub., 4.625%, 05/01/03 (a)	456,000	432,630
Xerox Corp., 0.570%, 04/21/18	1,700,000	340,000
Total Convertible Bonds		5,197,341
Finance - 14.3%		
Bell Atlantic Financial Services, Euro-dollar, 5.750%, 04/01/03	750,000	730,575
Camden Property Trust, 7.000%, 11/15/06	250,000	250,933
First Industrial L.P., 7.600%, 12/01/17	1,750,000	1,499,943
First Industrial L.P., Medium Term, 7.500%, 12/01/17	1,145,000	1,023,046
Highwoods/Forsyth L.P., Senior, 7.500%, 04/15/18	2,250,000	1,928,183
Keycorp Capital II, 6.875%, 03/17/29	500,000	387,470
Lehman Brothers, Inc., 6.625%, 02/15/08	500,000	478,456
Meditrust, 7.000%, 08/15/07	500,000	370,000
Spieker Properties, Inc., 7.350%, 12/01/17	250,000	228,696
U.S. West Capital Funding Inc., 6.875%, 07/15/28	500,000	441,590
Total Finance		7,338,892
Industrials - 38.9%		
Anadarko Petroleum Corp., 6.625%, 01/15/28	500,000	454,200
Anadarko Petroleum Corp., 7.200%, 03/15/29	750,000	734,141
APL, Ltd., 8.000%, 01/15/24	250,000	128,468
Atlas Air, Inc., Series B, 7.680%, 01/02/14	971,181	969,656
Baker Hughes Inc., 0.000%, 05/05/08[5]	1,550,000	1,360,590
Bausch & Lomb, Inc., 7.125%, 08/01/28	500,000	280,710
Dell Computer Corp., 7.100%, 04/15/28	750,000	663,285
Delphi Automotive Sytems, 7.125%, 05/01/29	700,000	593,367
Delta Air Lines, 8.300%, 12/15/29	500,000	434,206
Ford Motor Co., 6.375%, 02/01/29	2,000,000	1,636,448
Georgia-Pacific Corp., 7.750%, 11/15/29	925,000	736,195
Georgia-Pacific Corp., 7.250%, 06/01/28	500,000	375,289
Global Marine, 7.000%, 06/01/28	250,000	230,437
International Paper Co., 6.875%, 11/01/23	500,000	442,655
International Paper Co., 6.875%, 04/15/29	500,000	436,588
Kellwood Co., 7.625%, 10/15/17	250,000	142,558
Kmart Corp., 7.950%, 02/01/23	500,000	345,021
Kmart Funding Corp., 8.800%, 07/01/10	457,620	406,673
Lockheed Martin Corp., 7.750%, 05/01/26	250,000	260,719
Lockheed Martin Corp., 8.500%, 12/01/29	500,000	567,403
MacMillan Bloedel, Ltd., 7.700%, 02/15/26	1,350,000	1,236,897
Pennzoil-Quaker State, 7.375%, 04/01/29	250,000	193,370
Pepsi Bottling Group Inc., Senior, 7.000%, 03/01/29	600,000	595,582
Philip Morris Cos., Inc., 7.750%, 01/15/27	850,000	789,786
Pioneer-Standard Electronics, Inc., Senior, 8.500%, 08/01/06	250,000	242,187
Pulte Corp., 7.625%, 10/15/17	500,000	371,540
Raytheon Co., 7.200%, 08/15/27	1,000,000	966,377
Sears Roebuck Acceptance, 6.250%, 05/01/09	550,000	509,977
Sears Roebuck Acceptance, 6.500%, 12/01/28	250,000	203,782
Security Capital Group, 7.700%, 06/15/28	750,000	627,600
Sprint Capital Corp., 6.875%, 11/15/28	2,050,000	1,639,891
Time Warner Inc., 6.625%, 05/15/29	250,000	226,638
Trinet Corporate Realty Trust, Inc., Senior, 7.700%, 07/15/17	500,000	330,964
TRW, Inc., 6.650%, 01/15/28	250,000	180,270
Westvaco Corp., 7.000%, 08/15/23	350,000	300,320
Woolworth Corp., 8.500%, 01/15/22	570,000	364,800
Total Industrials		19,978,590
Total Corporate Bonds		
(cost $36,167,080)		34,149,403

The accompanying notes are an integral part of these financial statements.

Managers Bond Fund
December 31, 2000

Schedule of Portfolio Investments

Security Description		Principal Amount	Value
Foreign Corporate Obligations - 13.1%			
Cerro Negro Finance, Ltd., 7.900%, 12/01/20 (a)	USD	500,000	425,570
Compania De Transporte Energia, Senior, 9.250%, 04/01/08 (a)	USD	700,000	567,000
Empresa Nacional De Electricid, Yankee, 7.875%, 02/01/27	USD	250,000	215,180
International Bank Reconstruction & Development, 0.000%, 08/20/07[5]	NZD	2,000,000	576,843
Korea Electric Power Corp., Yankee, 7.400%, 04/01/16	USD	970,226	933,894
Loxley Public Co., Euro-dollar, 2.500%, 04/04/01	USD	400,000	140,000
Magna International Inc., Yankee, 4.875%, 02/15/05	USD	750,000	660,000
PDVSA Finance, Ltd., Series 98-1, 7.500%, 11/15/28	USD	1,000,000	766,295
PDVSA Finance, Ltd., Series 98-1, 7.400%, 08/15/16	USD	300,000	238,868
Pemex Finance Ltd., 8.875%, 11/15/10	USD	500,000	514,315
Samsung Electronics Ltd., Sinking Fund, 7.700%, 10/01/27 (a)	USD	500,000	386,250
Telekom Malaysia Berhad, 7.875%, 08/01/25 (a)	USD	500,000	447,500
Tenaga Nasional Berhad, 7.500%, 11/01/25 (a)	USD	1,000,000	853,081
Total Foreign Corporate Obligations			
(cost $7,169,039)			6,724,796
Foreign Government and Agency Obligations - 8.3%			
British Columbia Province, Generic Residual, 0.000%, 08/23/24[5]	CAD	9,925,000	1,501,617
Manitoba Province, Medium Term, 6.500%, 09/22/17	CAD	1,800	

The accompanying notes are an integral part of these financial statements.

50

Managers Global Bond Fund
December 31, 2000

Schedule of Portfolio Investments

Security Description		Principal Amount	Value
Foreign Government and Agency Obligations - 63.3%			
Bundes, Series 98, 5.250%, 01/04/08	EUR	2,390,000	$ 2,307,496
Bundes, Series 98, 5.250%, 07/04/10	EUR	2,519,000	2,430,387
Bundes, Series 99, 3.000%, 06/15/01	EUR	200,000	186,316
Bundes, Series 99, 3.750%, 01/04/09	EUR	150,000	130,793
Canadian Government, 5.500%, 06/01/09	CAD	1,000,000	671,079
Canadian Government, 5.500%, 06/01/10	CAD	700,000	469,979
Denmark Government, 8.000%, 03/15/06	DKK	2,200,000	314,375
Government of France, 5.500%, 10/25/10	EUR	1,000,000	970,926
Hellenic Republic, 6.000%, 05/19/10	GRD	258,000,000	738,411
Buoni Poliennali Del Tes, 5.000%, 05/01/08	EUR	630,000	590,308
Buoni Poliennali Del Tes, 5.500%, 11/01/10	EUR	2,110,000	2,030,822
Kingdom of Denmark, 6.000%, 11/15/09	DKK	1,730,000	230,747
Kingdom of Denmark, 6.000%, 11/15/11	DKK	3,610,000	485,000
Kingdom of Norway, 5.500%, 05/15/09	NOK	2,200,000	241,959
Kingdom of Norway, 6.750%, 01/15/07	NOK	2,880,000	338,024
Netherlands Government, 3.750%, 07/15/09	EUR	1,576,000	1,358,515
Netherlands Government, 5.250%, 07/15/08	EUR	674,317	648,063
Netherlands Government, 5.750%, 02/15/07	EUR	250,000	246,957
Total Foreign Government and Agency Obligations			
(cost $13,057,285)			14,390,157
Foreign Corporate Obligations - 1.8%			
Bank of Scotland, 7.700%, 08/15/10 (cost $397,610) (a)	USD	400,000	418,996
U.S. Treasury Notes - 27.4%			
3.875%, 01/15/09[6]	USD	636,552	641,721
5.750%, 08/15/10	USD	3,476,000	3,642,744
5.750%, 11/15/05	USD	150,000	154,899
6.250%, 05/15/30	USD	511,000	570,082
6.500%, 02/15/10	USD	1,103,000	1,206,748
Total U.S. Treasury Notes			
(cost $6,003,706)			6,216,194
Corporate Bonds - 3.5%			
Asset Backed - 0.9%			
AT&T Universal Card Master Trust, Series 1996-3, Class A, 09/17/03	USD	200,000	200,094
Finance - 1.7%			
Citigroup, Inc., 7.250%, 10/01/10	USD	100,000	103,037
IBM Corp., 4.980%, 09/26/02[6]	EUR	200,000	187,575
National Westminster Bank, 9.450%, 05/01/01	USD	100,000	100,823
Total Finance			391,435
Industrials - 0.9%			
Unilever Capital Corp., 7.125%, 11/01/10	USD	200,000	209,524
Total Corporate Bonds			
(cost $779,792)			801,053
Other Investment Companies - 0.1%		Shares	
JPM Institutional Money Market Fund, 6.51%[1], (cost $4,361)	USD	4,361	4,361
Total Investments - 96.1%			
(cost $21,311,155)			21,830,761
Other Assets, less Liabilities - 3.9%			891,852
Net Assets - 100.0%			$ 22,722,613

See Notes to Schedules of Portfolio Investments on page 54.

The accompanying notes are an integral part of these financial statements.

Managers Short and Intermediate Bond Fund
December 31, 2000

Schedule of Portfolio Investments

Security Description	Principal Amount	Value
Corporate Bonds – 70.6%		
Asset Backed – 26.0%		
Advanta Mortgage Loan Trust, Series 97-4, Class A4, Ambac insured, 6.660%, 03/25/22	$ 87,268	$ 87,350
American Expredit Credit Account Master Trust, 2000-1 A, 7.400%, 09/17/07	350,000	365,700
Americredit Auto Receivables, Series 99-B, Class A4, 5.960%, 03/12/06	350,000	351,264
BankBoston Home Equity Loan Trust, 6.220%, 02/25/13	277,921	276,570
Capital One Master Trust, 5.430%, 01/15/07	400,000	395,304
Citibank Credit Card Issuance Trust, 6.900%, 10/17/07	175,000	180,784
Citibank Credit Card Master Trust I, 5.500%, 02/15/06	325,000	320,827
Daimler Chrysler Auto Trust, 7.230%, 01/06/05	300,000	309,280
Delta Funding Home Equity Loan Trust, Series 98-2, Class A3F, 6.240%, 05/15/25	500,000	499,680
EQCC Home Equity Loan Trust, Series 1997-1, Class A7, FGIC insured, 7.120%, 05/15/28	305,828	311,187
Green Tree Financial Corp., Series 98-1, Class A3, 5.950%, 04/01/13	282,783	282,077
Green Tree Financial Corp., Series 98-6, Class A3, 5.930%, 04/01/09	91,320	91,206
IMC Home Equity Loan Trust, Series 98-1, Class A3, 6.410%, 04/20/18	242,419	240,600
Indymac Manufactured Housing Contract, Series 98-2, Class A2, 6.170%, 12/25/11	257,154	255,832
Oakwood Mortgage Investors Inc., Series 97-A, Class A3, 6.650%, 05/15/27	114,927	114,709
Residential Asset Securities Corp., Series 00-KS1, Class AI2, 7.615%, 12/25/14	205,694	206,169
Residential Asset Securities Corp., Series 99-KS1, Class AI2, 6.000%, 04/25/20	355,000	352,724
Toyota Auto Receivables Owner Trust, 2000-A A4, 7.210%, 04/15/07	310,000	320,035
UCFC Loan Trust, Series 93-B1, Class A1, FGIC insured, 6.075%, 07/25/14	65,111	64,810
Vendee Mortgage Trust, Series 1995-1C, Class 3H, 8.000%, 11/15/03	350,000	355,359
Total Asset Backed		5,381,467
Finance – 28.4%		
American Health Properties, Inc., 7.050%, 01/15/02	350,000	345,639
Associates Corp NA, 5.750%, 11/01/03	400,000	394,596
Avalon Bay Communities, Senior, 6.500%, 07/15/03	300,000	297,285
Conseco Inc., 6.400%, 02/10/03	300,000	228,000
Crestar Financial Corp., 8.750%, 11/15/04	300,000	323,012
Dime Bancorp, Inc., 9.000%, 12/19/02	150,000	150,852
EOP Operating L.P., 6.375%, 02/15/03	200,000	198,491
First Union Corp., 6.950%, 11/01/04	350,000	354,152
FleetBoston Financial Corp., 7.250%, 09/15/05	350,000	362,379
Florida Windstorm Underwriters, 6.500%, 08/25/02 (a)	350,000	346,854
Ford Motor Credit Co., 6.700%, 07/16/04	375,000	374,786
General Electric Corp., 5.650%, 03/31/03	375,000	372,526
General Motors Acceptance Corp., 6.850%, 06/17/04	200,000	199,936
Golden State Holdings, 6.750%, 08/01/01	150,000	148,910
IBM Credit Corp., Medium Term, 6.450%, 11/12/02	350,000	352,762
Lehman Brothers Holdings Inc., 7.750%, 01/15/05	350,000	361,628
Mellon Bank NA, 6.750%, 06/01/03	250,000	253,458
Nisource Finance Corp., 7.500%, 11/15/03	200,000	205,252
Norwest Financial, Inc., Senior, 6.375%, 09/15/02	250,000	250,810
US Bancorp, 6.875%, 12/01/04	350,000	354,841
Total Finance		5,876,169
Industrials – 12.5%		
Comdisco, Inc., 6.130%, 08/01/01	350,000	325,500
Compaq Computer Corp., 7.650%, 08/01/05	200,000	201,169
Cox Communications, Inc., 6.150%, 08/01/03	350,000	343,123
CSX Corp., 5.850%, 12/01/03	150,000	147,282
Daimler Chrysler NA Holdings, 7.750%, 05/27/03	100,000	101,257
Kaufman & Broad Home Corp., Senior, 7.750%, 10/15/04	150,000	139,500
Qwest Communications International, Inc., Series B, Stepup, 0.000%, 02/01/08[5]	225,000	190,976
Royal Caribbean Cruises, Ltd., Senior, 8.125%, 07/28/04	325,000	325,640
TRW, Inc., 6.625%, 06/01/04	200,000	189,558
WMX Technologies Inc., 7.100%, 08/01/26	250,000	246,626
Worldcom, Inc., 7.875%, 05/15/03	375,000	379,510
Total Industrials		2,590,141
Utilities – 3.7%		
Cleveland Electric Illuminating Co., 7.430%, 11/01/09	25,000	25,508
Cleveland Electric Illuminating Co., 9.500%, 05/15/02	100,000	102,036
Duke Energy Corp., 7.125%, 09/03/02	300,000	304,311
Niagara Mohawk Power Corp., Series E, 7.375%, 07/01/03	113,415	115,315
Texas Utilities Electric, 8.250%, 04/01/04	200,000	210,280
Total Utilities		757,450
Total Corporate Bonds		
(cost $14,626,407)		14,605,227

The accompanying notes are an integral part of these financial statements.

Managers Short and Intermediate Bond Fund
December 31, 2000

Schedule of Portfolio Investments (concluded)

Security Description	Principal Amount	Value
U.S. Government and Agency Obligations – 20.5%		
FHLMC Gold Pool, 6.000%, 07/01/11	$ 392,656	$ 389,789
FNMA, 5.125%, 02/13/04	850,000	837,250
FNMA, 5.625%, 05/14/04	2,300,000	2,296,044
FNMA, 6.625%, 10/15/07	400,000	417,436
USTN, 6.125%, 12/31/01	150,000	150,906
USTN, 6.625%, 04/30/02	150,000	152,367
Total U.S. Government and Agency Obligations		
(cost $4,139,349)		4,243,792
Foreign Corporate Obligations – 5.7%		
Amvescap PLC, 6.600%, 05/15/05	200,000	198,221
Banco Latinomericano SA, 6.500%, 04/02/01 (a)	250,000	249,855
Brascan, Ltd., 7.375%, 10/01/02	225,000	220,124
Deutsche Telekom International Finance, 7.750%, 06/15/05	200,000	204,033
Tyco International Group SA, 6.250%, 06/15/03	300,000	297,091
Total Foreign Corporate Obligations		
(cost $1,165,814)		1,169,324
Short-Term Investments – 2.3%		
Commercial Paper - 1.7%		
Lucent Technologies, Inc., 7.229%, 03/30/01	350,000	343,960
Other Investment Companies – 0.6%	**Shares**	
JPM Institutional Money Market Fund, 6.51%[1]	149,295	149,294
Total Short-Term Investments		
(cost $493,254)		493,254
Total Investments – 99.1%		
(cost $20,424,824)		20,511,597
Other Assets, less Liabilities – 0.9%		178,549
Net Assets - 100.0%		$20,690,146

Security Ratings (unaudited)

The composition of long-term debt holdings as a percentage of the total value of investments in securities is as follows:

S&P's/Moody's Ratings

Gov't/AAA	24%
AA	3
A	24
BBB	19
BB	2
Not Rated	28
	100%

See Notes to Schedules of Portfolio Investments on page 54.

The accompanying notes are an integral part of these financial statements.

Notes to Schedules of Portfolio Investments

The following footnotes and abbreviations are reference points for the Statements of Portfolio Investments on pages 37 through 53:

At December 31, 2000, the cost of securities for Federal income tax purposes and the gross aggregate unrealized appreciation and/or depreciation based on tax cost were approximately as follows:

Fund	Cost	Appreciation	Depreciation	Net
Income Equity	$ 50,951,914	$ 9,429,643	$ (2,363,106)	$ 7,066,537
Capital Appreciation	281,830,829	24,028,657	(21,271,059)	2,757,598
Small Company	24,634,677	3,416,990	(1,754,273)	1,662,717
Special Equity	2,010,797,268	465,392,243	(269,192,193)	196,200,050
International Equity	600,320,531	94,099,675	(44,400,194)	49,699,481
Emerging Markets	14,029,710	1,272,922	(2,675,770)	(1,402,848)
Bond	52,645,934	1,916,458	(4,156,190)	(2,239,732)
Global Bond	21,505,377	1,828,893	(1,503,509)	325,384
Short and Intermediate Bond	20,424,824	287,709	(200,936)	86,773

* Non-income-producing security

(a) Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified buyers. At December 31, 2000, the value of these securities amounted to the following:

Fund	Market Value	% of Net Assets
International Equity	$4,294,976	0.7%
Emerging Markets	767,416	6.2%
Bond	4,635,468	9.0%
Global Bond	418,996	1.8%
Short and Intermediate Bond	596,709	2.9%

[1] Yields shown for each investment company represent the December 31, 2000, seven-day average yield, which refers to the sum of the previous seven days' dividends paid, expressed as an annual percentage.

[2] Some or all of these shares were out on loan to various brokers as of December 31, 2000, amounting to:

Fund	Market Value	% of Net Assets
Capital Appreciation	$ 4,323,907	1.5%
Special Equity	72,979,150	3.4%

[3] Collateral received from brokers for securities lending were invested in these short-term investments.

[4] Less than 0.05%.

[5] Zero coupon security.

[6] Variable rate security. Coupon rate disclosed is that in effect at December 31, 2000.

Investments Definitions and Abbreviations:

ADR/GDR: Securities whose value is determined or significantly influenced by trading on exchanges not located in the United States or Canada. ADR after the name of a holding stands for American Depositary Receipt, representing ownership of foreign securities on deposit with a domestic custodian bank; a GDR (Global Depositary Receipt) is comparable, but foreign securities are held on deposit in a non-U.S. bank. Sponsored ADR/GDRs are initiated by the underlying foreign company.

AMBAC: Ambac Assurance Corp.

FGIC: Financial Guaranty Insurance Co.

FHLMC: Federal Home Loan Mortgage Corp.

FNMA: Federal National Mortgage Association

New York registered shares: A security whose shares are registered on the New York Stock Exchange.

Registered shares: A security whose owner has been recorded with its issuer or issuer's registrar.

USTN: United States Treasury Notes

Yankee Bond: A foreign bond denominated in U.S. dollars and registered with the Securities and Exchange Commission for sale in the United States.

Abbreviations have been used throughout the portfolios to indicate amounts shown in currencies other than the U.S. Dollar (USD):

CAD: Canadian Dollar

DKK: Danish Krone

EUR: euro

GRD: Greek Drachma

NOK: Norwegian Krone

NZD: New Zealand Dollar

Statements of Assets and Liabilities

December 31, 2000

	Managers Income Equity Fund	Managers Capital Appreciation Fund	Managers Small Company Fund
Assets:			
Investments at value*	$58,018,451	$284,588,427	$26,297,394
Cash	587	-	576
Foreign currency**	-	-	-
Receivable for investments sold	645,665	13,944,861	31,433
Receivable for Fund shares sold	92,415	1,376,555	120,026
Receivable for open forward foreign currency contracts	-	-	-
Dividends, interest and other receivables	72,752	79,697	1,609
Prepaid expenses	6,800	25,324	1,036
Deferred organization expenses	-	-	-
Total assets	58,836,670	300,014,864	26,452,074
Liabilities:			
Payable to Custodian	-	1,730,744	-
Payable for Fund shares repurchased	145,847	2,191,813	1,200
Payable upon return of securities loaned	-	4,832,018	-
Payable for investments purchased	1,278,894	4,301,181	687,445
Payable for open forward foreign currency contracts	-	-	-
Payable for closed forward foreign currency contracts, net	-	-	-
Accrued expenses:			
Investment advisory and management fees	35,031	199,633	30,154
Administrative fees	11,677	62,385	4,897
Other	65,463	182,300	22,981
Total liabilities	1,536,912	13,500,074	746,677
Net Assets	$57,299,758	$286,514,790	$25,705,397
Shares outstanding	2,066,228	6,695,457	2,767,399
Net asset value, offering and redemption price per share	$27.73	$42.79	$9.29
Net Assets Represent:			
Paid-in capital	$50,415,514	$321,009,836	$26,869,977
Undistributed (overdistributed) net investment income (loss)	8,574	-	-
Accumulated net realized gain (loss) from investments and foreign currency transactions	(947,260)	(43,618,099)	(2,894,553)
Net unrealized appreciation (depreciation) of investments and foreign currency contracts and translations	7,822,930	9,123,053	1,729,973
Net Assets	$57,299,758	$286,514,790	$25,705,397
* Investments at cost	$50,195,521	$275,465,374	$24,567,421
** Foreign currency at cost	-	-	-

The accompanying notes are an integral part of these financial statements.

55

Managers Special Equity Fund	Managers International Equity Fund	Managers Emerging Markets Equity Fund	Managers Bond Fund	Managers Global Bond Fund	Managers Short and Intermediate Bond Fund
$ 2,206,997,318	$ 650,020,012	$ 12,626,862	$ 50,406,202	$ 21,830,761	$20,511,597
-	-	-	3,777		

The accompanying notes are an integral part of these financial statements.

56

Statements of Operations

For the year ended December 31, 2000

	Managers Income Equity Fund	Managers Capital Appreciation Fund	Managers Small Company Fund*
Investment Income:			
Dividend income	$ 778,212	$ 378,141	$ 2,134
Interest income	143,612	844,217	71,536
Foreign withholding tax	(1,741)	(14,374)	-
Security lending fees	894	203,139	-
Total investment income	920,977	1,411,123	73,670
Expenses:			
Investment advisory and management	360,754	2,742,768	77,643
Administrative	120,251	857,115	21,567
Transfer agent	63,150	389,408	7,670
Custodian	54,560	124,927	19,845
Professional	28,086	55,195	15,395
Registration	13,911	40,259	4,555
Trustees	2,990	13,831	447
Insurance	2,353	5,653	57
Amortization of organization expense	-	-	-
Miscellaneous	15,351	82,307	1,178
Total expenses before offsets	661,406	4,311,463	148,357
Less: Fee waivers	-	-	-
Expense reimbursement	-	-	(21,755)
Expense reductions	(34,861)	(85,661)	(14,452)
Net expenses	626,545	4,225,802	112,150
Net investment income (loss)	294,432	(2,814,679)	(38,480)
Net Realized and Unrealized Gain (Loss):			
Net realized gain (loss) on investment transactions	3,055,895	(21,235,794)	(2,894,553)
Net realized loss on foreign currency contracts and transactions	-	-	-
Net unrealized appreciation (depreciation) of investments	1,631,624	(77,399,119)	1,729,973
Net unrealized appreciation (depreciation) of foreign currency contracts and translations	-	-	-
Net realized and unrealized gain (loss)	4,687,519	(98,634,913)	(1,164,580)
Net Increase (Decrease) in Net Assets Resulting from Operations	$4,981,951	$(101,449,592)	$(1,203,060)

*Investment operations commenced June 19, 2000.

The accompanying notes are an integral part of these financial statements.

Managers Special Equity Fund	Managers International Equity Fund	Managers Emerging Markets Equity Fund	Managers Bond Fund	Managers Global Bond Fund	Managers Short and Intermediate Bond Fund
$ 8,044,839	$ 11,434,203	$ 217,656	$ 65,348	$ -	$ -
13,860,734	2,458,256	28,042	3,277,094	1,180,220	1,284,787
(626)	(1,443,115)	(16,215)	(2,465)	(182)	(441)
687,974	-	-	673	-	333
22,592,921	12,449,344	229,483	3,340,650	1,180,038	1,284,679
18,454,429	6,144,937	160,725	257,846	149,157	94,070
5,126,230	1,706,927	34,940	103,138	42,616	47,035
1,081,184	626,853	63,971	49,996	37,900	26,673
624,400	879,693	38,463	25,086	38,110	16,229
130,806	80,226	22,934	27,166	32,442	36,216
117,177	49,408	12,055	14,901	11,678	11,051
94,435	33,407	567	2,279	1,152	990
43,203	22,011	319	1,288	911	682
-	-	2,302	-	-	-
264,800	119,870	10,284	11,751	5,800	3,974
25,936,664	9,663,332	346,560	493,451	319,766	236,920
-	-	(67,647)	-	-	-
-	-	-	-	-	-
(132,985)	(56,111)	(1,503)	(3,089)	(6,895)	(364)
25,803,679	9,607,221	277,410	490,362	312,871	236,556
(3,210,758)	2,842,123	(47,927)	2,850,288	867,167	1,048,123
210,592,528	71,017,034	330,273	70,244	(302,744)	(144,631)
-	(997,271)	(21,966)	(1,780)	(2,302,176)	-
(323,134,974)	(132,546,048)	(4,675,691)	746,732	1,829,555	481,651
-	2,046,741	(9,257)	(146)	(361,172)	-
(112,542,446)	(60,479,544)	(4,376,641)	815,050	(1,136,537)	337,020
$(115,753,204)	$ (57,637,421)	$(4,424,568)	$3,665,338	$ (269,370)	$ 1,385,143

Statements of Changes in Net Assets

For the year ended December 31,

	Managers Income Equity Fund		Managers Capital Appreciation Fund	
	2000	1999	2000	1999
Increase (Decrease) in Net Assets				
From Operations:				
Net investment income (loss)	$ 294,432	$ 527,337	$ (2,814,679)	$ (1,099,872)
Net realized gain (loss) on investments and foreign currency transactions	3,055,895	8,248,709	(21,235,794)	42,947,204
Net unrealized appreciation (depreciation) of investments and foreign currency translations	1,631,624	(6,175,222)	(77,399,119)	65,219,481
Net increase (decrease) in net assets resulting from operations	4,981,951	2,600,824	(101,449,592)	107,066,813
Distributions to Shareholders:				
From net investment income	(289,804)	(524,821)	-	-
From net realized gain on investments	(4,258,155)	(5,593,496)	(28,476,463)	(25,681,317)
Total distributions to shareholders	(4,547,959)	(6,118,317)	(28,476,463)	(25,681,317)
From Capital Share Transactions:				
Proceeds from sale of shares	25,183,597	14,667,822	338,359,895	141,945,105
Net asset value of shares issued in connection with reinvestment of dividends and distributions	4,442,089	5,824,403	26,323,429	24,514,976
Cost of shares repurchased	(15,231,355)	(43,894,423)	(196,729,819)	(87,549,367)
Net increase (decrease) from capital share transactions	14,394,331	(23,402,198)	167,953,505	78,910,714
Total increase (decrease) in net assets	14,828,323	(26,919,691)	38,027,450	160,296,210
Net Assets:				
Beginning of period	42,471,435	69,391,126	248,487,340	88,191,130
End of period	$57,299,758	$42,471,435	$286,514,790	$248,487,340
End of period undistributed (overdistributed) net investment income	$ 8,574	$ 8,793	$ -	$ -
Share Transactions:				
Sale of shares	913,514	465,736	5,450,574	3,061,447
Shares issued in connection with reinvestment of dividends and distributions	162,966	212,243	627,346	416,143
Shares repurchased	(554,683)	(1,396,000)	(3,448,253)	(2,022,232)
Net increase (decrease) in shares	521,797	(718,021)	2,629,667	1,455,358

*Investment operations commenced June 19, 2000.

The accompanying notes are an integral part of these financial statements.

59

Managers Small Company Fund*	Managers Special Equity Fund		Managers International Equity Fund	
2000	2000	1999	2000	1999
$ (38,480)	$ (3,210,758)	$ (4,841,730)	$ 2,842,123	$ 3,986,809
(2,894,553)	210,592,528	174,421,927	70,019,763	35,317,046
1,729,973	(323,134,974)	356,613,714	(130,499,307)	109,375,735
(1,203,060)	(115,753,204)	526,193,911	(57,637,421)	148,679,590
-	-	-	(3,012,044)	(4,081,802)
-	(285,223,472)	(46,045,625)	(49,949,726)	(24,490,724)
-	(285,223,472)	(46,045,625)	(52,961,770)	(28,572,526)
28,283,464	2,011,794,003	1,339,252,873	1,194,624,608	1,092,699,983
-	262,250,385	40,517,245	39,816,726	22,987,277
(1,375,007)	(1,283,841,313)	(1,276,707,583)	(1,171,420,608)	(1,084,411,449)
26,908,457	990,203,075	103,062,535	63,020,726	31,275,811
25,705,397	589,226,399	583,210,821	(47,578,465)	151,382,875
-	1,543,149,806	959,938,985	704,208,943	552,826,068
$25,705,397	$ 2,132,376,205	$ 1,543,149,806	$ 656,630,478	$ 704,208,943
$ -	$ 895,101	$ 295,064	$ (2,895,498)	$ (5,436,587)
2,919,948	20,529,172	20,425,960	21,810,585	21,214,217
-	3,562,216	459,901	827,790	399,154
(152,549)	(13,211,610)	(19,682,513)	(21,335,173)	(20,935,298)
2,767,399	10,879,778	1,203,348	1,303,202	678,073

The accompanying notes are an integral part of these financial statements.

60

Statements of Changes in Net Assets (concluded)

For the year ended December 31,

	Managers Emerging Markets Equity Fund		Managers Bond Fund	
	2000	1999	2000	1999
Increase (Decrease) in Net Assets				
From Operations:				
Net investment income (loss)	$ (47,927)	$ 26,581	$ 2,850,288	$ 2,174,397
Net realized gain (loss) on investments and foreign currency transactions	308,307	1,115,506	68,464	329,556
Net unrealized appreciation (depreciation) of investments and foreign currency translations	(4,684,948)	3,932,126	746,586	(1,239,846)
Net increase (decrease) in net assets resulting from operations	(4,424,568)	5,074,213	3,665,338	1,264,107
Distributions to Shareholders:				
From net investment income	-	(25,422)	(2,863,976)	(2,179,563)
From net realized gain on investments	(1,297,253)	-	(334,127)	(123,589)
Total distributions to shareholders	(1,297,253)	(25,422)	(3,198,103)	(2,303,152)
From Capital Share Transactions:				
Proceeds from sale of shares	16,758,727	7,151,953	39,869,992	16,911,450
Net asset value of shares issued in connection with reinvestment of dividends and distributions	1,217,954	21,982	3,046,206	2,149,195
Cost of shares repurchased	(12,299,073)	(4,466,024)	(25,389,952)	(27,361,625)
Net increase (decrease) from capital share transactions	5,677,608	2,707,911	17,526,246	(8,300,980)
Total increase (decrease) in net assets	(44,213)	7,756,702	17,993,481	(9,340,025)
Net Assets:				
Beginning of period	12,433,976	4,677,274	33,389,326	42,729,351
End of period	$ 12,389,763	$ 12,433,976	$ 51,382,807	$ 33,389,326
End of period undistributed net investment income (loss)	$ -	$ -	$ 2,948	$ 18,406
Share Transactions:				
Sale of shares	1,272,046	695,855	1,833,407	765,241
Shares issued in connection with reinvestment of dividends and distributions	130,123	1,532	140,564	97,204
Shares repurchased	(963,032)	(453,848)	(1,167,695)	(1,231,495)
Net increase (decrease) in shares	439,137	243,539	806,276	(369,050)

*Investment operations commenced June 19, 2000.

The accompanying notes are an integral part of these financial statements.

Managers Global Bond Fund		Managers Short and Intermediate Bond Fund	
2000	1999	2000	1999
$ 867,167	$ 783,993	$ 1,048,123	$ 960,216
(2,604,920)	(618,370)	(144,631)	(202,067)
1,468,383	(2,389,756)	481,651	(356,588)
(269,370)	(2,224,133)	1,385,143	401,561
(148,984)	(461,005)	(1,056,122)	(959,010)
-	(212,152)	-	-
(148,984)	(673,157)	(1,056,122)	(959,010)
12,313,737	10,011,840	11,253,327	7,003,243
143,139	649,992	997,935	880,013
(8,388,596)	(10,758,415)	(9,755,854)	(7,868,443)
4,068,280	(96,583)	2,495,408	14,813
3,649,926	(2,993,873)	2,824,429	(542,636)
19,072,687	22,066,560	17,865,717	18,408,353
$ 22,722,613	$ 19,072,687	$ 20,690,146	$ 17,865,717
$ (88,230)	$ 14,222	$ -	$ 3,370
662,079	477,018	597,963	365,693
	-		-
7,565	33,384	53,012	45,916
(453,446)	(515,429)	(518,297)	(410,853)
216,198	(5,027)	132,678	756

The accompanying notes are an integral part of these financial statements.

62

Financial Highlights

For a share outstanding throughout each fiscal year ended December 31,

	Managers Income Equity Fund				
	2000	**1999**	**1998**	**1997**	**1996**
Net Asset Value, Beginning of Year	$27.50	$30.67	$31.06	$30.49	$28.43
Income from Investment Operations:					
Net investment income	0.17	0.30	0.41	0.67	0.76
Net realized and unrealized gain on investments	2.45	0.91	3.10	7.27	3.97
Total from investment operations	2.62	1.21	3.51	7.94	4.73
Less Distributions to Shareholders from:					
Net investment income	(0.17)	(0.29)	(0.41)	(0.69)	(0.76)
Net realized gain on investments	(2.22)	(4.09)	(3.49)	(6.68)	(1.91)
Total distributions to shareholders	(2.39)	(4.38)	(3.90)	(7.37)	(2.67)
Net Asset Value, End of Year	$27.73	$27.50	$30.67	$31.06	$30.49
Total Return [1]	9.80%	4.15%	11.77%	27.19%	17.08%
Ratio of net expenses to average net assets [1]	1.30%	1.35%	1.28%	1.32%	1.44%
Ratio of total expenses to average net assets [1]	1.38%	1.35%	1.32%	1.35%	1.44%
Ratio of net investment income to average net assets	0.61%	0.92%	1.26%	1.97%	2.63%
Portfolio turnover	153%	94%	84%	96%	33%
Net assets at end of year (000's omitted)	$57,300	$42,471	$69,391	$64,946	$53,063

	Managers Capital Appreciation Fund				
	2000	**1999**	**1998**	**1997**	**1996**
Net Asset Value, Beginning of Year	$61.12	$33.78	$24.24	$26.34	$27.14
Income from Investment Operations:					
Net investment income (loss)	(0.42)	(0.27)	(0.23)	(0.13) [2]	0.09
Net realized and unrealized gain (loss) on investments	(13.25)	34.81	14.18	3.15	3.66
Total from investment operations	(13.67)	34.54	13.95	3.02	3.75
Less Distributions to Shareholders from:					
Net investment income	---	---	---	---	(0.10)
Net realized gain on investments	(4.66)	(7.20)	(4.41)	(5.12)	(4.45)
Total distributions to shareholders	(4.66)	(7.20)	(4.41)	(5.12)	(4.55)
Net Asset Value, End of Year	$42.79	$61.12	$33.78	$24.24	$26.34
Total Return [1]	(22.20)%	103.02%	57.41%	12.74%	13.73%
Ratio of net expenses to average net assets [1]	1.23%	1.26%	1.29%	1.26%	1.33%
Ratio of total expenses to average net assets [1]	1.26%	1.30%	1.36%	1.32%	1.38%
Ratio of net investment income (loss) to average net assets	(0.82)%	(0.86)%	(0.80)%	(0.45)%	0.34%
Portfolio turnover	306%	200%	252%	235%	172%
Net assets at end of year (000's omitted)	$286,515	$248,487	$88,191	$73,860	$101,282

Financial Highlights

For a share outstanding throughout each fiscal year ended December 31,

	Managers Small Company Fund
	2000*
Net Asset Value, Beginning of Period	$10.00
Income from Investment Operations:	
Net investment loss	(0.01)
Net realized and unrealized loss on investments	(0.70)
Total from investment operations	(0.71)
Net Asset Value, End of Period	$9.29
Total Return [1]	(7.10)% [3]
Ratio of net expenses to average net assets [1]	1.30% [4]
Ratio of total expenses to average net assets [1]	1.72% [4]
Ratio of net investment loss to average net assets	(0.45)% [4]
Portfolio turnover	55% [3]
Net assets at end of period (000's omitted)	$25,705

* Commencement of operations June 19, 2000.

	Managers Special Equity Fund				
	2000	1999	1998	1997	1996
Net Asset Value, Beginning of Year	$91.42	$61.23	$61.18	$50.95	$43.34
Income from Investment Operations:					
Net investment income (loss)	(0.12)	(0.29)	(0.14)	0.08	(0.00)
Net realized and unrealized gain (loss) on investments	(2.71)	33.30	0.26	12.29	10.68
Total from investment operations	(2.83)	33.01	0.12	12.37	10.68
Less Distributions to Shareholders from:					
Net investment income	---	---	---	(0.07)	---
Net realized gain on investments	(11.77)	(2.82)	(0.07)	(2.07)	(3.07)
Total distributions to shareholders	(11.77)	(2.82)	(0.07)	(2.14)	(3.07)
Net Asset Value, End of Year	$76.82	$91.42	$61.23	$61.18	$50.95
Total Return [1]	(2.56)%	54.11%	0.20%	24.45%	24.75%
Ratio of net expenses to average net assets [1]	1.26%	1.31%	1.34%	1.35%	1.43%
Ratio of total expenses to average net assets [1]	1.26%	1.31%	1.34%	1.36%	N/A
Ratio of net investment income (loss) to average net assets	(0.16)%	(0.47)%	(0.26)%	0.17%	(0.10)%
Portfolio turnover	69%	89%	64%	49%	56%
Net assets at end of year (000's omitted)	$2,132,376	$1,543,150	$959,939	$719,707	$271,433

Financial Highlights

For a share outstanding throughout each fiscal year ended December 31,

	Managers International Equity Fund				
	2000	1999	1998	1997	1996
Net Asset Value, Beginning of Year	$58.71	$48.85	$45.58	$43.69	$39.97
Income from Investment Operations:					
Net investment income	0.27	0.35	0.54	0.42	0.32
Net realized and unrealized gain (loss) on investments	(5.38)	11.96	6.06	4.27	4.76
Total from investment operations	(5.11)	12.31	6.60	4.69	5.08
Less Distributions to Shareholders from:					
Net investment income	(0.24)	(0.35)	(0.37)	(0.65)	(0.33)
Net realized gain on investments	(3.98)	(2.10)	(2.96)	(2.15)	(1.03)
Total distributions to shareholders	(4.22)	(2.45)	(3.33)	(2.80)	(1.36)
Net Asset Value, End of Year	$49.38	$58.71	$48.85	$45.58	$43.69
Total Return [1]	(8.46)%	25.28%	14.54%	10.83%	12.77%
Ratio of net expenses to average net assets [1]	1.41%	1.40%	1.41%	1.45%	1.53%
Ratio of total expenses to average net assets [1]	1.42%	1.41%	1.42%	1.45%	N/A
Ratio of net investment income to average net assets	0.42%	0.66%	1.05%	0.75%	0.97%
Portfolio turnover	99%	43%	56%	37%	30%
Net assets at end of year (000's omitted)	$656,630	$704,209	$552,826	$386,624	$269,568

	Managers Emerging Markets Equity Fund		
	2000	1999	1998*
Net Asset Value, Beginning of Period	$14.67	$7.74	$10.00
Income from Investment Operations:			
Net investment income (loss)	(0.04)	0.03	(0.01)
Net realized and unrealized gain (loss) on investments	(3.90)	6.93	(2.25)
Total from investment operations	(3.94)	6.96	(2.26)
Less Distributions to Shareholders from:			
Net investment income	--	(0.03)	--
Net realized gain on investments	(1.10)	--	--
Total distributions to shareholders	(1.10)	(0.03)	--
Net Asset Value, End of Period	$9.63	$14.67	$7.74
Total Return [1]	(26.69)%	90.06%	(22.60)% [3]
Ratio of net expenses to average net assets [1]	1.98%	1.85%	2.54% [4]
Ratio of total expenses to average net assets [1]	2.48%	2.52%	3.57% [4]
Ratio of net investment income (loss) to average net assets	(0.34)%	0.37%	(0.09)% [4]
Portfolio turnover	40%	119%	89% [3]
Net assets at end of period (000's omitted)	$12,390	$12,434	$4,677

* Commencement of operations February 9, 1998.

65

Financial Highlights

For a share outstanding throughout each fiscal year ended December 31,

	Managers Bond Fund				
	2000	1999	1998	1997	1996
Net Asset Value, Beginning of Year	$21.45	$22.19	$23.72	$22.83	$23.13
Income from Investment Operations:					
Net investment income	1.49	1.45	1.46	1.39	1.35
Net realized and unrealized gain (loss) on investments	0.48	(0.65)	(0.69)	0.90	(0.29)
Total from investment operations	1.97	0.80	0.77	2.29	1.06
Less Distributions to Shareholders from:					
Net investment income	(1.50)	(1.45)	(1.45)	(1.40)	(1.36)
Net realized gain on investments	(0.17)	(0.09)	(0.85)	---	---
Total distributions to shareholders	(1.67)	(1.54)	(2.30)	(1.40)	(1.36)
Net Asset Value, End of Year	$21.75	$21.45	$22.19	$23.72	$22.83
Total Return [1]	9.44%	3.66%	3.34%	10.42%	4.97%
Ratio of net expenses to average net assets [1]	1.19%	1.25%	1.21%	1.27%	1.36%
Ratio of total expenses to average net assets [1]	1.20%	1.26%	1.21%	N/A	N/A
Ratio of net investment income to average net assets	6.91%	6.52%	6.18%	6.14%	6.13%
Portfolio turnover	10%	39%	55%	35%	72%
Net assets at end of year (000's omitted)	$51,383	$33,389	$42,730	$41,298	$31,819

	Managers Global Bond Fund				
	2000	1999	1998	1997	1996
Net Asset Value, Beginning of Year	$19.44	$22.38	$20.93	$21.40	$21.74
Income from Investment Operations:					
Net investment income	0.72	0.82	0.92	0.97 [2]	1.21
Net realized and unrealized gain (loss) on investments	(1.06)	(3.05)	3.08	(0.93)	(0.27)
Total from investment operations	(0.34)	(2.23)	4.00	0.04	0.94
Less Distributions to Shareholders from:					
Net investment income	(0.12)	(0.49)	(1.16)	(0.17)	(0.87)
Net realized gain on investments	---	(0.22)	(1.39)	(0.34)	(0.41)
Total distributions to shareholders	(0.12)	(0.71)	(2.55)	(0.51)	(1.28)
Net Asset Value, End of Year	$18.98	$19.44	$22.38	$20.93	$21.40
Total Return [1]	(1.62)%	(9.97)%	19.27%	0.16%	4.39%
Ratio of net expenses to average net assets [1]	1.47%	1.54%	1.53%	1.63%	1.57%
Ratio of total expenses to average net assets [1]	1.50%	1.54%	1.56%	N/A	1.60%
Ratio of net investment income to average net assets	4.07%	3.77%	4.14%	4.75%	4.98%
Portfolio turnover	176%	171%	232%	197%	202%
Net assets at end of year (000's omitted)	$22,723	$19,073	$22,067	$17,465	$16,852

Financial Highlights

For a share outstanding throughout each fiscal year ended December 31,

	Managers Short and Intermediate Bond Fund				
	2000	1999	1998	1997	1996
Net Asset Value, Beginning of Year	$18.90	$19.49	$19.51	$19.45	$19.67
Income from Investment Operations:					
Net investment income	1.05	1.00	1.02	1.08	1.03
Net realized and unrealized gain (loss) on investments	0.31	(0.59)	0.00	0.03	(0.24)
Total from investment operations	1.36	0.41	1.02	1.11	0.79
Less Distributions to Shareholders from Net Investment Income	(1.06)	(1.00)	(1.04)	(1.05)	(1.01)
Net Asset Value, End of Year	$19.20	$18.90	$19.49	$19.51	$19.45
Total Return [1]	7.40%	2.21%	5.36%	5.87%	4.15%
Ratio of net expenses to average net assets [1]	1.26%	1.29%	1.32%	1.40%	1.45%
Ratio of total expenses to average net assets [1]	1.26%	1.29%	1.33%	N/A	N/A
Ratio of net investment income to average net assets	5.57%	5.20%	5.22%	5.54%	5.43%
Portfolio turnover	90%	92%	115%	91%	96%
Net assets at end of year (000's omitted)	$20,690	$17,866	$18,408	$15,082	$22,380

The following footnotes are reference points in the Financial Highlights presented on pages 63 through 67:

[1] See Note 1c of "Notes to Financial Statements."

[2] Calculated using the average shares outstanding during the year.

[3] Not Annualized.

[4] Annualized.

Notes to Financial Statements

December 31, 2000

(1) Summary of Significant Accounting Policies

The Managers Funds (the "Trust") is a no-load, open-end, management investment company, organized as a Massachusetts business trust, and registered under the Investment Company Act of 1940, as amended (the "1940 Act"). Currently, the Trust is comprised of 10 investment series. Included in this report are six equity funds, Managers Income Equity Fund ("Income Equity") (effective May 1, 2001, Managers Value Fund), Managers Capital Appreciation Fund ("Capital Appreciation"), Managers Small Company Fund ("Small Company"), Managers Special Equity Fund ("Special Equity"), Manager International Equity Fund ("International Equity") and Managers Emerging Markets Equity Fund ("Emerging Markets Equity") (collectively the "Equity Funds") and three fixed-income funds, Managers Bond Fund ("Bond"), Managers Global Bond Fund ("Global Bond") and Managers Short and Intermediate Bond Fund ("Short and Intermediate Bond") (collectively the "Fixed-Income Funds"), collectively the "Funds."

The Funds' financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates. The following is a summary of significant accounting policies followed by the Funds in the preparation of their financial statements:

(a) Valuation of Investments

Equity securities traded on a domestic or international securities exchange are valued at the last quoted sales price, or, lacking any sales, at last quoted bid price. Over-the-counter securities for which market quotations are readily available are valued at the last quoted sales price, or, lacking any sales, at the last quoted bid price. Fixed-income securities are valued based on valuations furnished by independent pricing services that utilize matrix systems, which reflect such factors as security prices, yields, maturities, and ratings, and are supplemented by dealer and exchange quotations. Short-term investments, having a remaining maturity of 60 days or less, are valued at amortized cost, which approximates market. Investments in other regulated investment companies are valued at their end-of-day net asset value per share. Securities for which market quotations are not readily available are valued at fair value, as determined in good faith and pursuant to procedures adopted by the Board of Trustees.

Investments in certain mortgage-backed, stripped mortgage-backed, preferred stocks, convertible securities and other debt securities not traded on an organized market, are valued on the basis of valuations provided by dealers or by a pricing service which uses information with respect to transactions in such securities, various relationships between securities and yield to maturity in determining value.

(b) Security Transactions

Security transactions are accounted for as of trade date. Realized gains and losses on securities sold are determined on the basis of identified cost.

(c) Investment Income and Expenses

Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed are recorded as soon as the Trust is informed of the ex-dividend date. Dividend income on foreign securities is recorded net of withholding tax. Interest income is determined on the basis of interest accrued. Discounts and premiums are amortized using the effective interest method when required for Federal income tax purposes. Non-cash dividends included in dividend income, if any, are reported at the fair market value of the securities received. Other income and expenses are recorded on an accrual basis. Expenses that cannot be directly attributed to a particular fund are apportioned among the funds in the Trust, and in some cases other funds in the family, based upon their relative average net assets or number of shareholders.

In November 2000, a revised AICPA Audit and Accounting Guide, *Audits of Investment Companies,* was issued, and is effective for fiscal years beginning after December 15, 2000. The revised Guide will require the Funds to amortize premium and discount on all fixed-income securities. Upon initial adoption, the Funds will be required to adjust the cost of its fixed-income securities by the cumulative amount of amortization that would have been recognized had amortization been in effect from the purchase date of each holding. Adopting this accounting principle will not affect the Funds' net asset values, but will change the classification of certain amounts between interest income and realized and unrealized gain/loss in the Statements of Operations. The Funds have not at this time quantified the impact, if any, resulting from the adoption of this principle on the financial statements.

Each of the Equity Funds, except Emerging Markets Equity and Small Company, had certain portfolio trades directed to various brokers who paid a portion of such Fund's expenses. For the year ended December 31, 2000, under these

Notes to Financial Statements (continued)

arrangements the custody expenses were reduced as follows: Income Equity - $30,641; Capital Appreciation - $70,248; Special Equity - $68,416; and International Equity - $42,519.

In addition, each of the Funds has a "balance credit" arrangement with the custodian bank whereby each Fund is credited with an interest factor equal to 0.75% of the nightly Fed Funds rate for account balances left uninvested overnight. These credits serve to reduce custody expenses that would otherwise be charged to the Funds. For the year ended December 31, 2000, under these arrangements the custody expenses were reduced as follows: Income Equity - $4,220; Capital Appreciation - $15,413; Small Company - $14,452; Special Equity - $64,570; International Equity - $13,592; Emerging Markets Equity - $1,503; Bond - $3,089; Global Bond - $6,895; and Short and Intermediate Bond - $364.

The Managers Funds LLC (the "Investment Manager"), a subsidiary of Affiliated Managers Group, Inc. ("AMG"), has contractually agreed, through at least December 31, 2000, to waive fees and pay or reimburse Small Company to the extent that the total expenses of the Fund exceed 1.30% of the Fund's average daily net assets. Small Company is obligated to repay the Investment Manager such amount waived, paid or reimbursed in future years provided that the repayment occurs within three (3) years after the waiver or reimbursement and that such repayment would not cause the Fund's expenses in any such year to exceed 1.30% of the Fund's average daily net assets.

Total returns and net investment income for the Funds would have been lower had certain expenses not been offset.

(d) Dividends and Distributions
Dividends resulting from net investment income, if any, normally will be declared and paid annually for Global Bond and the Equity Funds, except for Income Equity. Dividends resulting from net investment income, if any, normally will be declared and paid quarterly for Income Equity and monthly for Bond and Short and Intermediate Bond. Distributions of capital gains, if any, will be made on an annual basis and when required for federal excise tax purposes. Income and capital gain distributions are determined in accordance with Federal income tax regulations, which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments for losses deferred due to wash sales, equalization accounting for tax purposes, foreign currency and market discount transactions. Permanent book and tax basis differences, if any, relating to shareholder distributions will result in reclassifications to paid-in-capital.

(e) Organization Costs (Emerging Markets Equity only)
Organization and registration related costs of $10,588 have been deferred and are being amortized over a period of time not to exceed 60 months from the commencement of operations on February 9, 1998.

(f) Federal Taxes
Each Fund intends to comply with the requirements under Subchapter M of the Internal Revenue Code of 1986, as amended, and to distribute substantially all of its taxable income and gains to its shareholders and to meet certain diversification and income requirements with respect to investment companies.

(g) Capital Loss Carryovers
As of December 31, 2000, Small Company, Short and Intermediate Bond and Global Bond had accumulated net realized capital loss carryovers from securities transactions for Federal income tax purposes as shown in the following chart. These amounts may be used to offset realized capital gains, if any, through December 31, 2008.

Fund	Capital Loss Carryover Amount	Expires Dec. 31,
Small Company	$1,266,755	2008
Short and Intermediate Bond	2,344,832	2002
	7,662,253	2003
	70,508	2004
	179,401	2005
	212,653	2007
	165,024	2008
Global Bond	151,705	2007
	280,197	2008

(h) Capital Stock
The Trust's Declaration of Trust authorizes for each series the issuance of an unlimited number of shares of beneficial

interest, without par value. Each Fund records sales and repurchases of its capital stock on the trade date. Dividends and distributions to shareholders are recorded on the ex-dividend date.

At December 31, 2000, certain unaffiliated shareholders, specifically omnibus accounts, individually held greater than 10% of the outstanding shares of the following Funds: Income Equity - one owns 19%; Capital Appreciation - one owns 28%; Special Equity - one owns 37%; International Equity - one owns 25%; Emerging Markets Equity - two own 25%; and Bond - two own 38%.

(i) Repurchase Agreements

Each Fund may enter into repurchase agreements provided that the value of the underlying collateral, including accrued interest, will be equal to or exceed the value of the repurchase agreement during the term of the agreement. The underlying collateral for all repurchase agreements is held in safekeeping by the Fund's custodian or at the Federal Reserve Bank.

If the seller defaults and the value of the collateral declines, or if bankruptcy proceedings commence with respect to the seller of the security, realization of the collateral by the Fund may be delayed or limited.

(j) Foreign Currency Translation

The books and records of the Funds are maintained in U.S. dollars. The value of investments, assets and liabilities denominated in currencies other than U.S. dollars are translated into U.S. dollars based upon current foreign exchange rates. Purchases and sales of foreign investments, income and expenses are converted into U.S. dollars based on currency exchange rates prevailing on the respective dates of such transactions. Net realized and unrealized gain (loss) on foreign currency transactions represent: (1) foreign exchange gains and losses from the sale and holdings of foreign currencies; (2) gains and losses between trade date and settlement date on investment securities transactions and forward foreign currency exchange contracts; and (3) gains and losses from the difference between amounts of interest and dividends recorded and the amounts actually received.

In addition, the Funds do not isolate that portion of the results of operation resulting from changes in exchange rates from the fluctuations resulting from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

(2) Agreements and Transactions with Affiliates

The Trust entered into a Fund Management Agreement under which the Investment Manager provides or oversees investment advisory and management services to the Funds. The Investment Manager selects portfolio managers for each Fund (subject to Trustee approval), allocates assets among portfolio managers and monitors the portfolio managers' investment programs and results. Each Fund's investment portfolio is managed by portfolio managers who serve pursuant to Portfolio Management Agreements with the Investment Manager and the Fund. Certain Trustees and Officers of the Funds are Officers of the Investment Manager or of AMG.

Investment advisory and management fees are paid directly by each Fund to the Investment Manager based on average daily net assets. The annual investment advisory and management fee rates, as a percentage of average daily net assets for the year ended December 31, 2000, were as follows:

Fund	Investment Advisory and Management Fee
Income Equity	0.75%
Capital Appreciation	0.80%
Small Company	0.90%
Special Equity	0.90%
International Equity	0.90%
Emerging Markets Equity	1.15%*
Bond	0.625%
Global Bond	0.70%
Short and Intermediate Bond	0.50%

*For the year ended December 31, 2000, the Investment Manager voluntarily waived its portion of the investment advisory and management fee, amounting to $55,904, or 0.40% on an annualized basis.

The Trust entered into a Administration and Shareholder Servicing Agreement under which The Managers Funds LLC serves as each Fund's administrator (the "Administrator") and is responsible for all aspects of managing the Funds'

operations, including administration and shareholder services to each Fund, its shareholders, and certain institutions, such as bank trust departments, broker-dealers and registered investment advisers, that advise or act as an intermediary with the Funds' shareholders. During the year ended December 31, 2000, each of the Funds, except Emerging Markets Equity and Global Bond, paid a fee to the Administrator at the rate of 0.25% per annum of the Fund's average daily net assets. With respect to Emerging Markets Equity, the Administrator waived its entire administration fee from January 1, 2000 through April 30, 2000, amounting to $11,743. Effective May 1, 2000, Emerging Markets Equity paid a fee to the Administrator at a rate of 0.25% per annum of the Fund's average daily net assets. Global Bond paid a fee to the Administrator at the rate of 0.20% per annum of the Fund's average daily net assets.

Rexiter Capital Management Ltd., the portfolio manager for Emerging Markets Equity, is an affiliate of the Fund's custodian and transfer agent, and pursuant to its Portfolio Management Agreement, is entitled to receive a fee from the Investment Manager not to exceed 0.75% of the average daily net assets.

The aggregate annual fee paid to each outside Trustee for serving as a Trustee of the Trust is $16,000. In addition, the in-person and telephonic meeting fees the Trustees receive are $1,000 and $500 per meeting, respectively. The Trustee fee expense shown in the financial statements represents each Fund's allocated portion of the total fees and expenses paid by the Trust.

(3) Purchases and Sales of Securities

Purchases and sales of securities, excluding short-term securities, for the year ended December 31, 2000, were as follows:

	Long-Term Securities		U.S. Government Securities	
Fund	Purchases	Sales	Purchases	Sales
Income Equity	$ 81,966,147	$ 70,761,708	N/A	N/A
Capital Appreciation	1,117,836,011	979,502,719	N/A	N/A
Small Company	30,998,959	7,222,028	N/A	N/A
Special Equity	1,887,354,914	1,240,110,405	N/A	N/A
International Equity	661,285,104	632,458,558	N/A	N/A
Emerging Markets Equity	10,423,945	5,213,659	N/A	N/A
Bond	19,179,688	3,841,915	N/A	$ 445,781
Global Bond	37,274,465	31,830,117	$10,975,270	5,683,688
Short and Intermediate Bond	19,160,176	16,415,629	4,552,578	6,998,911

(4) Portfolio Securities Loaned

The Funds may participate in a securities lending program providing for the lending of corporate bonds, equity and government securities to qualified brokers. Collateral on all securities loaned are accepted in cash and/or government securities. Collateral is maintained at a minimum level of 100% of the market value, plus interest, if applicable, of investments on loan. The custodian invests collateral received in the form of cash temporarily in money market funds. Earnings of such temporary cash investments are divided between the custodian, as a fee for its services under the program, and the Fund loaning the security, according to agreed-upon rates.

(5) Risks Associated with Collateral Mortgage Obligations ("CMOs")

The net asset value of Funds may be sensitive to interest rate fluctuations because the Funds may hold several instruments, including CMOs and other derivatives, whose values can be significantly impacted by interest rate movements. CMOs are obligations collateralized by a portfolio of mortgages or mortgage-related securities. Payments of principal and interest on the mortgage are passed through to the holder of the CMOs on the same schedule as they are received, although certain classes of CMOs have priority over others with respect to the receipt of prepayments on the mortgages.

Therefore, the investment in CMOs may be subject to a greater or lesser risk of prepayment than other types of mortgage-related securities. CMOs may have a fixed or variable rate of interest.

(6) Forward Commitments

Certain transactions, such as futures and forward transactions, dollar roll agreements, or purchases of when-issued or delayed delivery securities may have a similar effect on a Fund's net asset value as if the Fund had created a degree of leverage in its portfolio. However, if a Fund enters into such a transaction, the Fund will establish a segregated account with its Custodian in which it will maintain cash, U.S. government securities or other liquid securities equal in value to its obligations in respect to such transaction. Securities and other assets held in the segregated account may not be sold while the transaction is outstanding, unless other suitable assets are substituted.

Notes to Financial Statements (continued)

(7) Tax Information

Pursuant to Section 852 of the Internal Revenue Code, the Funds designated the following amounts as 20% capital gain distributions for the year ended December 31, 2000:

Fund	Amount	Fund	Amount
Income Equity	$ 4,426,959	Emerging Markets Equity	$636,058
Capital Appreciation	19,309,674	Bond	334,127
Small Company	N/A	Global Bond	N/A
Special Equity	191,000,545	Short and Intermediate Bond	N/A
International Equity	70,712,422		

(8) Forward Foreign Currency Contracts

During the year ended December 31, 2000, International Equity and Global Bond invested in forward foreign currency exchange contracts to manage currency exposure. These investments may involve greater market risk than the amounts disclosed in the Funds' financial statements.

A forward foreign currency exchange contract is an agreement between a Fund and another party to buy or sell a currency at a set price at a future date. The market value of the contract will fluctuate with changes in currency exchange rates. The contract is marked-to-market daily, and the change in market value is recorded as an unrealized gain or loss. Gain or loss on the purchase or sale of contracts having the same settlement date, amount and counter party is realized on the date of offset, otherwise gain or loss is realized on settlement date.

The Funds, except Income Equity, Capital Appreciation, Small Company and Special Equity may invest in non-U.S. dollar denominated instruments subject to limitations, and enter into forward foreign currency exchange contracts to facilitate transactions in foreign securities and to protect against a possible loss resulting from an adverse change in the relationship between the U.S. dollar and such foreign currency. Risks may arise upon entering into these contracts from the potential inability of counter parties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

Open forward foreign currency exchange contracts at December 31, 2000, were as follows:

International Equity

Foreign Currency	Settlement Date	Current Value (in U.S. Dollars)	Unrealized Gain/Loss (in U.S. Dollars)
Japanese Yen Sell Contracts			
(Receivable Amount $30,539,117)	01/23/01	$ 28,633,223	$ 1,905,894

Global Bond

Foreign Currency	Settlement Date	Current Value (in U.S. Dollars)	Unrealized Gain/Loss (in U.S. Dollars)
Buy Contracts			
euro	01/24/01	$ 7,342,256	$ 472,532
Japanese Yen	01/24/01	4,980,555	(255,216)
Total Buy Contracts			
(Payable Amount $12,105,495)		$ 12,322,811	$ 217,316
Sell Contracts			
Canadian Dollar	01/24/01	$ 769,428	$ (22,220)
euro	01/24/01	8,874,672	(563,574)
Norwegian Krone	01/24/01	607,037	(22,883)
Total Sell Contracts			
(Receivable Amount $9,642,460)		$ 10,251,137	$ (608,677)

Report of Independent Accountants

To the Trustees of The Managers Funds and the Shareholders of
Managers Income Equity Fund, Managers Capital Appreciation Fund, Managers Small Company Fund, Managers Special Equity Fund, Managers International Equity Fund, Managers Emerging Markets Equity Fund, Managers Bond Fund, Managers Global Bond Fund, and Managers Short & Intermediate Bond Fund:

In our opinion, the accompanying statements of assets and liabilities, including the schedules of portfolio investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial positions of Managers Income Equity Fund, Managers Capital Appreciation Fund, Managers Small Company Fund, Managers Special Equity Fund, Managers International Equity Fund, Managers Emerging Markets Equity Fund, Managers Bond Fund, Managers Global Bond Fund, and Managers Short & Intermediate Bond Fund (nine of the series constituting The Managers Funds, hereafter referred to as the "Funds"), at December 31, 2000, and the results of their operations, the changes in their net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2000 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Boston, Massachusetts
February 16, 2001

Proxy Result Information (unaudited)

At the Special Meetings of Shareholders of the Trust held on November 30, 2000 and January 25, 2001, the following votes were recorded for Managers Special Equity Fund ("Special Equity"), Managers Income Equity Fund ("Income Equity") and Managers Bond Fund ("Bond"). The meetings were adjourned before the votes were counted for the other Funds in the Proxy. The proposals, which shareholders were asked to vote on, are explained in further detail in the proxy statement dated October 16, 2000:

Proposal 1 - Approval of the Sub-Advisory Agreement for Skyline Assets Management, L.P.

Fund	Shares For	Shares Against	Shares Abstained
Special Equity	12,211,367	242,456	183,150

Proposal 2 - Approval of New Investment Objective for Income Equity

Fund	Shares For	Shares Against	Shares Abstained
Income Equity	931,090	40,791	50,106

Proposal 4 - Approval of Funds' Investment Objectives as Non-Fundamental

Fund	Shares For	Shares Against	Shares Abstained
Income Equity	921,787	51,139	49,061
Bond	1,042,004	73,879	51,539

Sub-proposal 5A - Approval to Eliminate the Investment Restrictions Regarding Issuer Diversification

Fund	Shares For	Shares Against	Shares Abstained
Income Equity	931,044	38,642	52,301
Bond	1,064,538	60,832	42,052

Sub-proposal 5B - Approval to Amend the Investment Restrictions Regarding Borrowing

Fund	Shares For	Shares Against	Shares Abstained
Income Equity	873,092	79,587	69,308
Bond	984,789	116,700	65,933

Sub-proposal 5C - Approval to Amend the Investment Restriction Regarding Investments in Real Estate

Fund	Shares For	Shares Against	Shares Abstained
Income Equity	895,503	58,811	67,673
Bond	1,009,571	90,255	67,596

Sub-proposal 5D - Approval to Amend the Investment Restriction Regarding Underwriting Securities Issued by Others

Fund	Shares For	Shares Against	Shares Abstained
Income Equity	890,008	59,237	72,742
Bond	1,002,317	82,707	82,398

Sub-proposal 5E - Approval to Amend the Investment Restriction Regarding the Making of Loans

Fund	Shares For	Shares Against	Shares Abstained
Income Equity	874,933	82,413	64,641
Bond	986,033	121,299	60,090

Sub-proposal 5F - Approval to Amend the Investment Restriction Regarding the Issuance of Senior Securities

Fund	Shares For	Shares Against	Shares Abstained
Income Equity	889,412	60,036	72,539
Bond	1,012,688	84,129	70,605

Sub-proposal 5G - Approval to Eliminating the Investment Restriction Regarding the Participation in Joint Trading Accounts in Securities

Fund	Shares For	Shares Against	Shares Abstained
Income Equity	899,723	52,587	69,677
Bond	1,011,905	82,801	72,716

Sub-proposal 5H - Approval to Eliminating the Investment Restriction Regarding Investments in Unseasoned Issuers

Fund	Shares For	Shares Against	Shares Abstained
Income Equity	858,091	90,226	73,670
Bond	960,227	118,836	88,359

Sub-proposal 5I - Approval to Eliminating the Investment Restriction Regarding Investments in Illiquid Securities

Fund	Shares For	Shares Against	Shares Abstained
Income Equity	866,616	84,138	71,233
Bond	974,031	122,447	70,944

Sub-proposal 5J - Approval to Eliminating the Restrictions Regarding the Purchase of Securities of Other Investment Companies

Fund	Shares For	Shares Against	Shares Abstained
Income Equity	875,711	64,895	81,381
Bond	1,002,379	92,635	72,408

Sub-proposal 5K - Approval to Eliminating the Investment Restriction on Investments in Companies in Which Officers or Trustees of the Trust Own Stock

Fund	Shares For	Shares Against	Shares Abstained
Income Equity	869,608	78,363	74,016
Bond	963,259	128,456	75,707

Sub-proposal 5L - Approval to Eliminating the Investment Restriction Prohibiting the Purchase of Securities for the Purpose of Exercising Control or Management

Fund	Shares For	Shares Against	Shares Abstained
Income Equity	913,829	52,626	555,532
Bond	1,044,255	74,298	48,899

Pursuant to Article III, Section 1 of the By-Laws of the Trust and the 1940 Act, such total votes on each proposal represents a quorum of the outstanding shares of the Fund.

THE MANAGERS FUNDS

We pick the talent. You reap the results.

Administrator
The Managers Funds LLC
40 Richards Avenue
Norwalk, Connecticut 06854-2325
(203) 857-5321 or (800) 835-3879

Custodian
State Street Bank and Trust, Co.
1776 Heritage Drive
North Quincy, Massachusetts 02171

Legal Counsel
Goodwin, Procter LLP
Exchange Place
Boston, Massachusetts 02109-2881

Transfer Agent
Boston Financial Data Services, Inc.
attn: The Managers Funds
P.O. Box 8517
Boston, Massachusetts 02266-8517
(800) 252-0682

For ManagersChoice Only
PFPC Brokerage Services, Inc.
P.O. Box 61487
King of Prussia, Pennsylvania 19406-0897
(800) 358-7668

This report is prepared for the information of shareholders. It is authorized for distribution to prospective investors only when preceded or accompanied by an effective Prospectus.

The Managers Funds

Equity Funds:

INCOME EQUITY FUND
Armstrong Shaw Associates Inc.
Chartwell Investment Partners, L.P.

CAPITAL APPRECIATION FUND
Essex Investment Management Co., LLC
Roxbury Capital Management, LLC

SMALL COMPANY FUND
Kalmar Investment Advisers, Inc.
HLM Management Co., Inc.

SPECIAL EQUITY FUND
Goldman Sachs Asset Management
Pilgrim Baxter & Associates, Ltd.
Westport Asset Management, Inc.
Kern Capital Management LLC
Skyline Asset Management, L.P.

INTERNATIONAL EQUITY FUND
Zurich Scudder Investments, Inc.
Lazard Asset Management
Mastholm Asset Management, L.L.C.

EMERGING MARKETS EQUITY FUND
Rexiter Capital Management Limited

U.S. STOCK MARKET PLUS FUND
Smith Breeden Associates, Inc.

Income Funds:

BOND FUND
Loomis, Sayles & Co. L.P.

GLOBAL BOND FUND
Rogge Global Partners, plc.

INTERMEDIATE DURATION GOVERNMENT FUND
Smith Breeden Associates, Inc.

SHORT AND INTERMEDIATE BOND FUND
Standish, Ayer & Wood, Inc.

SHORT DURATION GOVERNMENT FUND
Smith Breeden Associates, Inc.

MONEY MARKET FUND
J.P. Morgan Investment Management, Inc.

www.managersfunds.com